Exhibit 3.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2024

MARCH 4, 2025

TABLE OF CONTENTS

Glossary of Terms	1
Abbreviations, Conversions, and Currency	5
Presentation of Oil and Gas Reserves, Contingent Resources and Production Information	6
Forward-Looking Information	8
Specified Financial Measures	10
Corporate Structure	11
General Development of the Business	12
Description of the Business	14
Statement of Reserves Data and Other Oil and Gas Information	20
Industry Conditions	29
Description of Capital Structure	33
Credit Ratings	35
Dividends	35
Market for Securities	36
Risk Factors	37
Directors and Executive Officers	60
Audit Committee Information	64
Legal Proceedings and Regulatory Actions	65
Interest of Management and Others in Material Transactions	65
Auditors, Transfer Agents, and Registrars	67
Material Contracts	68
Interests of Experts	68
Additional Information	68

APPENDICES

Appendix A	–	Audit Committee Mandate
Appendix B	–	Contingent Resources Information
Appendix C	–	Report on Reserves Data and Contingent Resources Data by Independent Qualified Reserves Evaluator or Auditor
Appendix D	–	Report of Management and Directors on Reserves Data and Other Information

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GLOSSARY OF TERMS

Unless the context otherwise requires, in this Annual Information Form the following terms and abbreviations have the meanings set forth below. Additional terms relating to oil and natural gas reserves, resources and operations have the meanings set forth under "Presentation of Oil and Gas Reserves, Contingent Resources and Production Information" in this Annual Information Form and under "Note to Reader Regarding Disclosure of Contingent Resources Information" in Appendix B.

"AB LMF" has the meaning set forth under the heading "Risk Factors – Climate Change, Environmental and Regulatory Risks – Liability Management Programs".

"AB LMR Program" has the meaning set forth under the heading "Risk Factors – Climate Change, Environmental and Regulatory Risks – Liability Management Programs".

"ABCA" means the Business Corporations Act (Alberta) and the regulations promulgated thereunder, as amended.

"AECO" means the intra-Alberta natural gas spot price.

"Accounting Standards" means the International Financial Reporting Standards (IFRS® Accounting Standards) as incorporated in the Chartered Professional Accountants of Canada Handbook, at the relevant time applied on a consistent basis.

"AER" means the Alberta Energy Regulator.

"Annual Information Form" means this Annual Information Form of the Company dated March 4, 2025, for the year ended December 31, 2024 and all appendices hereto.

"Arrangement" means the arrangement under Section 193 of the ABCA involving Strathcona and Pipestone, among others, which was completed on October 3, 2023 and pursuant to which Strathcona become a reporting issuer in certain jurisdictions in Canada, as further described in "General Development of the Business – Three-Year History".

"Audit Committee" has the meaning ascribed thereto in "Audit Committee Information – Audit Committee Mandate".

"Bank Credit Facilities" means the $2.5 billion revolving credit facility and US$175.0 million term facility governed by the Credit Agreement.

"Board" means the Board of Directors of the Company.

"Caltex" means Caltex Resources Ltd., a predecessor of the Company, as further described in "Corporate Structure – Strathcona Resources Ltd."

"CCAA" means the Companies' Creditors Arrangement Act (Canada).

"CEPA" has the meaning ascribed to it in "Risk Factors – Climate Change, Environmental and Regulatory Risks – GHG Regulations".

"CER" means the Canada Energy Regulator.

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook.

"Common Shares" means the common shares in the capital of the Company.

"Cona" means Cona Resources Ltd., a predecessor of the Company.

"Company" or "Strathcona" means Strathcona Resources Ltd., and, unless the context otherwise requires, includes its subsidiaries.

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"Credit Agreement" means the amended and restated credit agreement dated as of January 23, 2025 by and among Strathcona, as borrower, The Toronto-Dominion Bank, as administration agent, and the financial institutions party thereto from time to time as lenders, as may be amended from time to time.

"CSA Notice 51-324" means CSA Staff Notice 51-324 (Revised) – Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities.

"CUSMA" has the meaning ascribed thereto in "Industry Conditions – Export and Pricing - Canada-United States-Mexico Agreement".

"Directive 088" has the meaning ascribed to it in "Industry Conditions – Liability Management Rating Program".

"EDC" means Export Development Canada.

"Financial Statements" means Strathcona's audited consolidated financial statements as at and for the years ended December 31, 2024 and 2023, together with the notes thereto and the reports of the auditors thereon.

"FRA" has the meaning ascribed thereto in the Oil and Gas Tenure Registry Regulations (Saskatchewan), as amended.

"GAAP" means Canadian generally accepted accounting principles, which are within the framework of the Accounting Standards.

"GGPPA" has the meaning ascribed thereto in "Industry Conditions – Governmental Regulations – Climate Change Regulations".

"GHG" means greenhouse gas.

"Greenfire" means Greenfire Resources Ltd.

"infill drilling" means wells drilled between established producing wells in order to increase production from the reservoir.

"Letter of Credit Facility" means a $100.0 million demand letter of credit facility with a financial institution, as further described in "Description of Capital Structure – Credit Facilities – Letter of Credit Facility".

"McDaniel" means McDaniel & Associates Consultants Ltd., independent petroleum consultants.

"McDaniel Contingent Resources Report" has the meaning ascribed thereto in Appendix B.

"McDaniel Report" means, together, the McDaniel Reserves Report and the McDaniel Contingent Resources Report.

"McDaniel Reserves Report" has the meaning ascribed thereto in "Statement of Reserves Data and Other Oil and Gas Information – Summary of Oil and Gas Reserves Data".

"MD&A" means Strathcona's management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2024 and 2023.

"Methane Regulation" has the meaning ascribed to it in "Risk Factors – Climate Change, Environmental and Regulatory Risks – GHG Regulations".

"Moody's" has the meaning ascribed thereto in "Credit Ratings".

"NAFTA" has the meaning ascribed thereto in "Industry Conditions – Export and Pricing - Canada-United States-Mexico Agreement".

"NGL" means natural gas liquids.

"NI 51-101" means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

"NI 52-110" has the meaning ascribed thereto in "Audit Committee Information – Composition of the Audit Committee".

"Note Indenture" means the indenture dated as of July 20, 2021 between Strathcona, U.S. Bank National Association and certain subsidiaries of Strathcona, as may be amended or supplemented from time to time, providing for the issuance of Senior Notes.

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"OPEC" means the Organization of the Petroleum Exporting Countries.

"Order" has the meaning ascribed thereto in "Directors and Executive Officers – Cease Trade Orders, Bankruptcies, Penalties or Sanctions".

"Paris Agreement" means the Paris Agreement adopted on December 13, 2015, made under the United Nations Framework Convention on Climate Change.

"PHMSA" has the meaning ascribed thereto in "Risk Factors – Risks Relating to Strathcona's Business – Transportation Infrastructure Capacity and/or Regulatory Constraints".

"Pipestone" means Pipestone Energy Corp., a predecessor of the Company, as further described in "Corporate Structure – Strathcona Resources Ltd."

"Preferred Shares" means the preferred shares in the capital of the Company, issuable in series.

"regulatory charge" has the meaning ascribed thereto in "Industry Conditions – Governmental Regulations – Climate Change Regulations".

"S&P" has the meaning ascribed thereto in "Credit Ratings".

"SAGD" means steam-assisted gravity drainage.

"SEDAR+" means the System for Electronic Document Analysis and Retrieval+, an Internet-based filing system developed for the Canadian Securities Administrators, which facilitates, among other things, the electronic filing of securities information and the public dissemination of Canadian securities information collected in the securities filing process.

"Senior Notes" has the meaning ascribed thereto in "Description of Capital Structure – Credit Facilities – Senior Notes".

"Serafina" means Serafina Energy Ltd., a predecessor of the Company, as further described in "Corporate Structure – Strathcona Resources Ltd."

"SORs" has the meaning ascribed thereto in "Risk Factors – Risks Relating to Strathcona's Business – Financial and Operational Risks".

"Stickney" means Stickney Resources Ltd., a predecessor of the Company, as further described in "Corporate Structure – Strathcona Resources Ltd."

"Strath" means Strath Resources Ltd., a predecessor of the Company.

"TIER" has the meaning ascribed thereto in "Risk Factors – Climate Change, Environmental and Regulatory Risks – GHG Regulations".

"TSX" means the Toronto Stock Exchange.

"UNDRIP" has the meaning ascribed thereto in "Industry Conditions – Governmental Regulations – United Nations Declaration on the Rights of Indigenous Peoples".

"WCS" means Western Canadian Select.

"WEF" means Waterous Energy Fund.

"WEF General Partners" collectively, WEF GP (US) Corp. (as the general partner of Waterous Energy Fund (US) LP); WEF GP (International) Ltd. (as general partner of Waterous Energy Fund (International) LP); WEF GP (Canadian) Corp. (as the general partner of Waterous Energy Fund (Canadian) LP); WEF II GP Aggregator Corp. (as the general partner of Waterous Energy Fund II Aggregator LP); WEF Osum I GP Ltd. (as the general partner of WEF Osum Co-Invest I LP); WEF Osum II GP Ltd. (as the general partner of WEF Osum Co-Invest II LP); and WEF Osum III GP Ltd. (as the general partner of WEF Osum Co-Invest III LP).

"WEF Investment Rights Agreement" means the Investment Rights Agreement dated October 3, 2023 among Strathcona, WEF Manager and the WEF Shareholders.

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"WEF Investors" means, collectively, the WEF Shareholders, together with their affiliates and any other entity advised or managed by the WEF Manager that owns or exercises control or direction over the Common Shares and has executed and delivered to Strathcona a counterpart copy of the WEF Investment Rights Agreement with the consent of the WEF Manager.

"WEF Manager" means Waterous Energy Fund Management Corp.

"WEF Piggyback Registration" has the meaning ascribed thereto in "Interest of Management and Others in Material Transactions – WEF Investment Rights Agreement – Piggyback Registration Rights".

"WEF Shareholders" means, collectively, Waterous Energy Fund (Canadian) LP, Waterous Energy Fund (US) LP, Waterous Energy Fund (International) LP, WEF Osum Co-Invest I LP, WEF Osum Co-Invest II LP, WEF Osum Co-Invest III LP, Waterous Energy Fund II Aggregator LP, WEF Co-Investment GP (International) Corp. and WEF Co-Investment GP (Canadian) Corp..

"WTI" means West Texas Intermediate.

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ABBREVIATIONS, CONVERSIONS, AND CURRENCY

Abbreviations

In this Annual Information Form, the following abbreviations have the meanings set forth below.

bbl	barrels of oil
bbl/d	barrels of oil per day
Bcf	billions of cubic feet
boe(1)	barrels of oil equivalent
boe/d(1)	barrels of oil equivalent per day
Mbbl	thousand barrels of oil
MMbbl	million barrels of oil
Mboe(1)	thousand barrels of oil equivalent
MMboe(1)	million barrels of oil equivalent
Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day

(1)	Strathcona has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to boe. For further information, see "Presentation of Oil and Gas Reserves, Contingent Resources and Production Information – Barrels of Oil Equivalent".

Conversions(1)

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.293

(1)	Conversion using the above factors on rounded numbers appearing in this Annual Information Form may produce small differences from reported amounts as a result of rounding.

Currency

In this Annual Information Form, unless otherwise indicated, (a) references to "$CDN" or "$" are to Canadian dollars and references to "$US" are to U.S. dollars, and (b) all financial information relating to the Company is presented in Canadian dollars using the Accounting Standards.

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PRESENTATION OF OIL AND GAS RESERVES, CONTINGENT RESOURCES AND PRODUCTION INFORMATION

Disclosure of Reserves and Production Information

All oil and gas information presented in this Annual Information Form has been prepared and is presented in accordance with the Canadian disclosure standards set forth in NI 51-101.

The oil and gas reserves and operational information of the Company contained in this Annual Information Form contains the information required to be included in the Statement of Reserves Data and Other Oil and Gas Information pursuant to NI 51-101. Readers should also refer to the Report on Reserves Data and Contingent Resources Data by McDaniel attached as Appendix C and the Report of Management and Directors on Reserves Data and Other Information attached hereto as Appendix D. The effective date for the Statement of Reserves Data and Other Oil and Gas Information contained in this Annual Information Form is December 31, 2024 and the preparation date for such information is March 4, 2025.

For information regarding the contingent resources of the Company and its presentation in accordance with NI 51-101, see Appendix B.

All references to "crude oil" in this Annual Information Form include heavy crude oil and light and medium crude oil.

Barrels of Oil Equivalent

Strathcona has adopted the standard of six thousand cubic feet of gas to one bbl of oil (6 mcf:1 bbl) when converting natural gas to boe. Any figure presented in boe may be misleading, particularly if used in isolation. The foregoing conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Interests in Reserves, Contingent Resources, Production, Wells and Properties

Certain of the following definitions and guidelines are contained in the glossary to NI 51-101 contained in CSA Notice 51-324, which incorporates certain definitions from the COGE Handbook. Readers should consult CSA Notice 51-324 and the COGE Handbook for additional explanation and guidance.

In addition to the terms having defined meanings set forth in CSA Notice 51-324, the terms set forth below have the following meanings when used in this Annual Information Form:

"gross" means:

(a)	in relation to Strathcona's interest in production, reserves or contingent resources, its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Strathcona;

(a)	in relation to wells, the total number of wells in which Strathcona has an interest; and

(b)	in relation to properties, the total area in which Strathcona has an interest.

"net" means:

(a)	in relation to Strathcona's interest in production, reserves or contingent resources, its working interest (operating or non-operating) share after deduction of royalty obligations, plus Strathcona's royalty interests in production or reserves;

(b)	in relation to Strathcona's interest in wells, the number of wells obtained by aggregating Strathcona's working interest in each of its gross wells; and

(c)	in relation to Strathcona's interest in a property, the total area in which Strathcona has an interest multiplied by the working interest owned by Strathcona.

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Reserves Categories and Levels of Certainty for Reported Reserves

In this Annual Information Form, the following terms have the meaning assigned thereto in CSA Notice 51-324 and the COGE Handbook:

"reserves" are estimated remaining quantities of crude oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed. Reserves may be divided into proved and probable categories according to the degree of certainty associated with the estimates.

"proved reserves" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

"probable reserves" are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest-level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

•	at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

•	at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

Development and Production Status

Each of the reserves categories reported by Strathcona (proved and probable) may be divided into developed and undeveloped categories:

"developed reserves" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.

"undeveloped reserves" are those reserves that are expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved or probable) to which they are assigned.

"Forecast prices and costs" means future prices and costs that are:

(a)	generally accepted as being a reasonable outlook of the future; and

(b)	if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Strathcona is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices or costs referred to in paragraph (a).

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FORWARD-LOOKING INFORMATION

This Annual Information Form contains forward-looking information within the meaning of applicable securities laws. The forward-looking information in this Annual Information Form is based on Strathcona's current internal expectations, estimates, projections, assumptions and beliefs. Such forward-looking information is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable as of the time of such information, but no assurance can be given that these factors, expectations and assumptions will prove to be correct, and such forward-looking information included in this Annual Information Form should not be unduly relied upon.

The use of any of the words "expect", "anticipate", "estimate", "objective", "ongoing", "may", "will", "should", "project", "believe", "depends", "could", "guidance", "plan", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the generality of the foregoing, this Annual Information Form contains forward-looking information pertaining to the following:

•	the Company's business strategy and future plans;

•	Strathcona's future operating and financial results;

•	the quantity of, and future net revenues from, Strathcona's reserves and/or contingent resources; crude oil, natural gas liquids and natural gas production levels;

•	capital spending programs, drilling programs, development plans and other future expenditures;

•	sources of funding for the Company's capital program and the terms of Strathcona's future contractual obligations, including its obligations under the Bank Credit Facilities, Letter of Credit Facility and Senior Notes and oil and natural gas prices and differentials;

•	the Company's ability to meet current and future obligations, including making scheduled principal and interest payments and to fund the other needs of the business;

•	future acquisitions and divestments, and future growth potential; expectations regarding Strathcona's ability to raise capital and to continually add to reserves and/or resources through acquisitions and development;

•	future liquidity and financial capacity;

•	commodity prices, foreign currency exchange rates and interest rates;

•	schedules for and timing of certain projects and Strathcona's strategy for growth;

•	future payments of dividends by the Company, and any further future return of cash to shareholders;

•	the amount of estimated future income tax deductions available to shelter taxable income until 2027;

•	treatment of, and compliance by Strathcona with, existing and proposed governmental and other regulatory regimes and tax, environmental and other laws; and

•	expectations about changes to laws and the impact thereof.

In addition, statements relating to "reserves" and "resources" are deemed to be forward-looking information as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Forward-looking information in this Annual Information Form relating to oil and gas exploration, development and production, and management's general expectations relating to the oil and gas industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the industry which management believes to be reasonable. Although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. Management is not aware of any misstatements regarding any industry data presented in this Annual Information Form. Oil and gas exploration, development and production

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involves risks and uncertainties and industry data is subject to change based on various factors. See "Risk Factors" in this Annual Information Form.

All forward-looking information reflects Strathcona's beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of the Company's current expectations with respect to such things as: the success of Strathcona's operations and growth and expansion projects; expectations regarding production growth, future well production rates and reserve volumes; expectations regarding Strathcona's capital program; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; prevailing and future royalty regimes and tax laws; future well production rates and reserve volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Strathcona's assets; decommissioning obligations; Strathcona's ability to comply with its financial covenants; and the governmental, regulatory and legal environment. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, it cannot assure readers that these expectations will prove to be correct.

The forward-looking information included in this Annual Information Form is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation:

•	changes in commodity prices;

•	changes in the demand for or supply of Strathcona's products;

•	the continued impact, or further deterioration, in global economic and market conditions, including from inflation and/or certain geopolitical conflicts, such as the ongoing Russia/Ukraine conflict and the conflict in Israel/Gaza, and other heightened geopolitical risks, including imposition of tariffs or other trade barriers, and the ability of the Company to carry on operations as contemplated in light of the foregoing;

•	determinations by OPEC and other countries as to production levels;

•	unanticipated operating results or production declines;

•	changes in tax or environmental laws, climate change, royalty rates or other regulatory matters;

•	changes in Strathcona's development plans or by third party operators of Strathcona's properties;

•	competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, access to services, third party processing capacity and skilled personnel;

•	inability to retain drilling rigs and other services;

•	failure to realize the anticipated benefits of the Company's acquisitions;

•	incorrect assessment of the value of acquisitions;

•	delays resulting from or inability to obtain required regulatory approvals;

•	increased debt levels or debt service requirements;

•	inflation;

•	changes in foreign exchange rates;

•	inaccurate estimation of Strathcona's oil and gas reserve and contingent resource volumes;

•	limited, unfavourable or a lack of access to capital markets or other sources of capital;

•	increased costs;

•	a lack of adequate insurance coverage; and

•	the other factors discussed under the "Risk Factors" section in this Annual Information Form.

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The foregoing risks should not be construed as exhaustive. Many of these risk factors and other specific risks and uncertainties are discussed in further detail throughout this Annual Information Form and in the Company's MD&A, which is available on the internet under the Company's SEDAR+ profile at www.sedarplus.ca.

The forward-looking information contained in this Annual Information Form speaks only as of the date of this Annual Information Form and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

SPECIFIED FINANCIAL MEASURES

This Annual Information Form makes reference to certain financial measures and ratios, including "field operating netback", which are not recognized measures under GAAP and do not have a standardized meaning prescribed by the Accounting Standards. Non-GAAP financial measures and ratios are used internally by management to assess the performance of Strathcona. They also provide investors with meaningful metrics to assess Strathcona's performance compared to other companies in the same industry. However, Strathcona's use of these terms may not be comparable to similarly defined measures presented by other companies. Investors are cautioned that the specified financial measures should not be construed as an alternative to financial measures determined in accordance with GAAP and these measures should not be considered to be more meaningful than GAAP measures in evaluating Strathcona's performance.

Field operating netback is calculated as oil and natural gas sales (using sales volumes and prices received, including for sales of purchased product and purchased product), which are net of blending costs, related royalties, production and operating, and transportation and processing expenses. Management uses "field operating netback" to assess the profitability and efficiency of the Company's field operations. Field operating netback is reconciled to the most directly comparable GAAP measures in the "Specified Financial Measures" section of the MD&A, which is available on the internet under the Company's SEDAR+ profile at www.sedarplus.ca.

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CORPORATE STRUCTURE

Strathcona Resources Ltd.

In this Annual Information Form, unless otherwise specified, references to "Strathcona" or the "Company" are to Strathcona or any of its predecessor corporations as of the relevant time. Unless the context requires otherwise, the terms "Strathcona" or the "Company" refer to Strathcona and its subsidiaries as a whole.

Strathcona was formed by amalgamation under the Business Corporations Act (Alberta). See "General Development of the Business - Three-Year History".

Strathcona's head and registered office is located at Suite 1900, 421 – 7th Avenue S.W., Calgary, Alberta, Canada T2P 4K9.

Organizational Structure

The following organizational chart illustrates the intercorporate relationships between Strathcona and its subsidiaries, the percentage of votes attached to all voting securities of the subsidiaries beneficially owned, controlled or directed, directly or indirectly, by Strathcona, and the jurisdiction of incorporation or formation of each subsidiary.

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GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

The following is a general description of the development of Strathcona and its predecessor entities over the last three financial years prior to the date of this Annual Information Form.

2022

On January 31, 2022, Stickney Resources Ltd. ("Stickney"), an acquisition vehicle formed by Strathcona and affiliates of WEF, acquired the Tucker thermal oil property located in the Cold Lake region of Alberta for $800 million, before closing adjustments. Strathcona held a non-controlling equity interest in Stickney, and WEF affiliates held the remaining interest.

On March 11, 2022, Strathcona acquired the remaining economic and voting interests not already held by Strathcona in Caltex Resources Ltd. ("Caltex"), a private exploration and production company, and Stickney from WEF affiliates in exchange for class A common shares of Strathcona with a value of $296 million and $242 million, respectively, and amalgamated Caltex and Stickney with Strathcona, and continued as "Strathcona Resources Ltd." Concurrent with the acquisition of Caltex and Stickney, Strathcona's covenant-based credit facilities were increased to $1.5 billion.

On August 29, 2022, Strathcona acquired all of the issued and outstanding common shares of Serafina Energy Ltd. ("Serafina"), a private company engaged in the operation of thermal heavy oil assets located in Saskatchewan, for an aggregate purchase price of $2.3 billion, comprised of a cash payment of $1.9 billion on closing and an aggregate of $400 million of deferred consideration that was paid within four months following closing. As part of the acquisition, Strathcona and Serafina amalgamated and continued as "Strathcona Resources Ltd." Concurrent with the acquisition of Serafina, Strathcona's covenant-based credit facilities were increased to $2.7 billion, consisting of a then $2.0 billion revolving credit facility and a $700 million term credit facility.

2023

On October 3, 2023, Strathcona completed the acquisition of Pipestone Energy Corp. ("Pipestone") pursuant to a plan of arrangement under the ABCA (the "Arrangement"). As part of the Arrangement, Pipestone and Strathcona were amalgamated and continued as "Strathcona Resources Ltd.". Under the Arrangement, existing Pipestone shareholders received 0.067967 common shares of Strathcona for each Pipestone common share, and shareholders of Strathcona received 0.089278 common shares of Strathcona for each Class A or Class B common share of Strathcona held.

Concurrent with the completion of the Arrangement, Strathcona's revolving credit facility was increased to $2.3 billion.

Upon completion of the Arrangement, Strathcona's Common Shares were listed on the TSX under the trading symbol "SCR" and commenced trading on October 5, 2023. In addition, there were some changes to the Board in connection with the completion of the Arrangement and listing on the TSX, including the appointment of two independent directors, Messrs. Cody Church and Navjeet (Bob) Singh Dhillon. See "Directors and Executive Officers".

On December 28, 2023, Strathcona repaid the outstanding balance under the then term credit facility.

2024

On March 28, 2024, Strathcona's revolving credit facility was increased to $2.5 billion and the maturity date was extended to March 28, 2028.

On July 10, 2024, Strathcona announced a strategic partnership with Canada Growth Fund ("CGF") to develop up to $2.0 billion in carbon capture infrastructure on Strathcona's thermal assets. Under the terms of the arrangement, CGF will invest up to $1.0 billion toward carbon capture sequestration infrastructure on Strathcona's assets, with an initial commitment of $500 million. Strathcona will construct, operate and own the carbon capture sequestration infrastructure, with 50% of the initial capital costs funded by CGF and 50% by Strathcona.

On August 13, 2024, Strathcona declared its inaugural base quarterly dividend of $0.25 per share.

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On October 24, 2024, Strathcona announced the retirement of Rob Morgan as the President and Chief Executive Officer of Strathcona and the transition of its leadership structure from a single, functionally organized executive team working across Strathcona's entire asset base, to four focused business units – Cold Lake, Lloydminster Thermal, Lloydminster Conventional, and Montney – each with their own President and accompanying management team. Each President reports to Strathcona's Chief Financial Officer, Chief Commercial Officer and Chief Operating Officer, with Adam Waterous continuing to lead Strathcona as Executive Chairman.

Recent Developments

On January 23, 2025, Strathcona added a US$175.0 million term credit facility to its Bank Credit Facilities (as defined herein). The Term Credit Facility has identical terms, including maturity date, to the Revolving Credit Facility. The Term Credit Facility has no mandatory amortization payments.

On January 31, 2025, Strathcona announced that certain limited partnerships comprising WEF have completed a share pass-through transaction that resulted in a disposition of 24,010,576 common shares of Strathcona, representing approximately 11.2% of the issued and outstanding common shares of Strathcona. Following completion of this transaction, the ownership of the issued and outstanding common shares of Strathcona by entities comprising WEF collectively decreased from approximately 90.8% to approximately 79.6%.

On March 4, 2025, Strathcona announced an increase to its base quarterly dividend of 4% to $0.26 per share.

13 | Strathcona Resources Ltd.	2024 Annual Information Form

DESCRIPTION OF THE BUSINESS

General

Strathcona is a Calgary-based oil and natural gas company engaged in the acquisition, exploration, development and production of petroleum and natural gas reserves across three core areas: Cold Lake, Lloydminster and Montney. Strathcona's crude oil and natural gas property interests are principally located in Western Canada, in the Provinces of British Columbia, Alberta and Saskatchewan.

Production History

The following table sets forth Strathcona's average daily gross production volumes by product type, for each fiscal quarter in 2024 and for the entire year.

	Year Ended December 31, 2024
Product Type	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Bitumen (bbl/d)	60,150	59,581	58,610	59,732	59,516
Heavy crude oil (bbl/d)	51,835	51,111	50,494	50,997	51,107
Light and medium crude oil (bbl/d)	551	790	645	617	651
Natural gas liquids (bbl/d)	30,466	30,756	30,555	33,126	31,229
Conventional natural gas (Mcf/d)	252,720	237,170	227,581	256,386	243,456
Total (boe/d)	185,122	181,766	178,235	187,203	183,080

The following table sets forth the average daily production volumes for the year ended December 31, 2024 for each operating segment comprising Strathcona's assets.

Area	Bitumen (bbl/d)	Heavy Crude Oil (bbl/d)	Light & Medium Crude Oil (bbl/d)	Natural Gas Liquids (bbl/d)	Conventional Natural Gas (Mcf/d)	Total (boe/d)
Cold Lake	59,516	—	—	—	—	59,516
Lloydminster	—	51,107	42	2	1,232	51,357
Montney	—	—	609	31,227	242,224	72,207
Total	59,516	51,107	651	31,229	243,456	183,080

14 | Strathcona Resources Ltd.	2024 Annual Information Form

Quarterly Field Operating Netback History

The following tables set forth Strathcona's average field operating netback received for each quarter in the year ended December 31, 2024 and for the entire year. Field operating netback is calculated using sales volumes and prices received (including for purchased product), which are net of blending costs but before the effects of risk management contracts, less purchased product, related royalties, transportation and processing, and production and operating costs.

	Year Ended December 31, 2024
Bitumen ($ per bbl)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Sales price(1)	67.66	84.83	77.47	72.62	75.60
Royalties	(10.38)	(22.39)	(13.84)	(24.16)	(17.69)
Transportation and processing	(3.93)	(4.09)	(4.04)	(4.05)	(4.03)
Production and operating	(16.70)	(16.03)	(12.32)	(14.44)	(14.87)
Field operating netback(5)	36.65	42.32	47.27	29.97	39.01

	Year Ended December 31, 2024
Heavy Crude Oil ($ per bbl)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Sales price(1)	83.29	96.15	87.88	85.05	88.34
Royalties	(9.55)	(9.36)	(8.46)	(11.84)	(9.77)
Transportation and processing	(14.54)	(15.10)	(14.63)	(15.07)	(14.84)
Production and operating(4)	(17.70)	(17.17)	(16.96)	(16.16)	(17.01)
Field operating netback(5)	41.50	54.52	47.83	41.98	46.72

	Year Ended December 31, 2024
Light and Medium Crude Oil ($ per bbl)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Sales price(1)	86.67	101.83	95.08	87.27	93.49
Royalties(2)	(25.03)	(22.29)	(25.88)	(21.75)	(23.63)
Transportation and processing(3)	(7.04)	(6.44)	(6.93)	(7.18)	(6.87)
Production and operating(4)	(5.96)	(6.24)	(6.07)	(5.91)	(6.06)
Field operating netback(5)	48.64	66.86	56.20	52.43	56.93

	Year Ended December 31, 2024
Natural Gas Liquids ($ per bbl)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Sales price(1)	69.16	73.59	66.97	66.47	68.99
Royalties(2)	(8.92)	(8.59)	(6.80)	(7.45)	(7.93)
Transportation and processing(3)	(7.04)	(6.44)	(6.93)	(7.18)	(6.90)
Production and operating(4)	(6.49)	(6.45)	(6.40)	(6.58)	(6.48)
Field operating netback(5)	46.71	52.11	46.84	45.26	47.68

15 | Strathcona Resources Ltd.	2024 Annual Information Form

	Year Ended December 31, 2024
Conventional Natural Gas ($ per mcf)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Sales price(1)	2.72	1.31	0.96	1.83	1.73
Royalties(2)	(0.01)	(0.01)	0.02	0.02	0.01
Transportation and processing	(1.60)	(1.50)	(1.43)	(1.41)	(1.49)
Production and operating(4)	(1.08)	(1.07)	(1.06)	(1.09)	(1.08)
Field operating netback(5)	0.03	(1.27)	(1.51)	(0.65)	(0.83)

	Year Ended December 31, 2024
Combined ($ per boe)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Sales price(1)	60.35	70.06	63.44	60.49	63.60
Royalties	(7.58)	(11.47)	(8.16)	(12.31)	(9.91)
Transportation and processing	(8.62)	(8.82)	(8.54)	(8.51)	(8.62)
Production and operating	(12.88)	(12.68)	(11.32)	(11.64)	(12.13)
Field operating netback(5)	31.27	37.09	35.42	28.03	32.94

(1)	Net of sales of purchased product, purchased product and blending costs.

(2)	Includes royalty reductions relating to the Alberta Gas Cost Allowance credits received by the Company, prorated by revenue by product.

(3)	Includes transportation costs allocated between light and medium crude oil and natural gas liquids based on sales volumes.

(4)	Production and operating costs are costs incurred to operate and maintain wells and related equipment and facilities, including operating costs of support equipment used in oil and gas activities and other costs of operating and maintaining those wells and related equipment and facilities. A number of assumptions have been made in allocating these costs between heavy crude oil, light and medium crude oil, natural gas liquids and conventional natural gas.

(5)	Field operating netback is a non-GAAP financial measure which does not have a standardized meaning under the Accounting Standards. See "Specified Financial Measures" in this Annual Information Form.

Capital Expenditures and Costs Incurred

In the financial year ended December 31, 2024, Strathcona made the following expenditures in the categories noted, as prescribed by NI 51-101:

Costs Incurred ($ millions)
Property acquisition costs
Proved properties	—
Unproved properties	—
Property disposition costs	—
Exploration costs	—
Development costs	1,287.2
Total	1,287.2

16 | Strathcona Resources Ltd.	2024 Annual Information Form

Exploration and Development Activities

The following table summarizes the number and type of wells that Strathcona drilled or participated in the drilling of for the year ended December 31, 2024. Wells have been classified in accordance with the definitions of such terms in NI 51-101.

	Exploratory Wells		Development Wells
Category of Well	Gross	Net	Gross	Net
Oil wells	—	—	150	150
Natural gas wells	—	—	30	30
Service wells	—	—	81	81
Stratigraphic test wells	—	—	7	7
Dry wells	—	—	—	—
Total wells	—	—	268	268

Strathcona expects to continue developing its assets across its three core operating areas, through a combination of drilling to fill existing facility capacity, executing on debottlenecking and brownfield expansions to add capacity, and considering new greenfield developments over time.

Oil and Gas Properties and Wells

The following table summarizes Strathcona's interests in producing wells and non-producing wells as at December 31, 2024. Non-producing wells are wells that have previously produced oil or natural gas or are expected to produce oil or natural gas in the future, but exclude wells that have been abandoned or converted to water disposal, water injection or service wells. Although many wells produce both crude oil and natural gas, a well is categorized as an oil well or a natural gas well based on the proportion of oil or natural gas production that constitutes the majority of production from that well.

	Oil Wells(1)				Natural Gas Wells(1)				Total Wells
	Producing		Non-Producing(2)		Producing		Non-Producing(2)		Producing		Non-Producing(2)
Region	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
British Columbia	17	7	82	49	88	46	137	72	105	53	219	121
Alberta	685	653	164	147	422	325	81	58	1,107	978	245	205
Saskatchewan	1,161	1,136	1,114	1,048	42	35	71	58	1,203	1,171	1,185	1,106
Total wells(3)(4)	1,863	1,796	1,360	1,244	552	406	289	188	2,415	2,202	1,649	1,432

(1)	All of Strathcona's wells are located onshore.

(2)	Non-producing oil wells and natural gas wells capable of production but which are not currently producing will be re-evaluated with respect to future product prices, proximity to facility infrastructure, design of future exploration and development programs and access to capital.

(3)	Excludes abandoned, water source, injection and observation wells.

(4)	Figures may not add due to rounding.

There are no material properties to which reserves have been attributed that are capable of producing but which are not producing at December 31, 2024.

Properties with No Attributed Reserves

The following table sets out by province Strathcona's properties with no attributed reserves as at December 31, 2024:

	Undeveloped Acres
Region	Gross Interest	Net Interest
British Columbia	180,292	77,814
Alberta	472,259	379,590
Saskatchewan	113,495	107,948
Nova Scotia(1)	146,728	11,427
Total	912,774	576,779

(1)	Strathcona's Nova Scotia properties with no attributable reserves relate to its 8.4% interest in the Sable Offshore Energy Project, which is now permanently decommissioned and abandoned.

17 | Strathcona Resources Ltd.	2024 Annual Information Form

Undeveloped properties are unproved lands that have not been assigned reserves; however, in certain of Strathcona's undeveloped lands, reserves may have been assigned in shallower formations. Undeveloped acres are mineral agreement specific. Gross acreage is calculated only once per lease or license of petroleum and natural gas rights, regardless of whether Strathcona holds an interest and whether or not the lease or license includes multiple prospective formations. If Strathcona holds interests in different formations under the same surface area pursuant to separate leases or licenses, the acreage set out in each lease or license is counted.

As at December 31, 2024, Strathcona held gross 28,274 (net 28,274) acres of undeveloped lands set to expire in 2025. The expiring acreage is not material and the actual acreage that will expire in 2025 may be less than this amount to the extent leases are continued through drilling, mapping, or other extension options available under the various tenure regimes. Strathcona has no material work commitments related to its undeveloped acres in 2025.

For any properties with no reserves or on unproved lands, Strathcona does not have any significant abandonment and reclamation costs, unusually high expected development costs or operating costs, or contractual obligations to produce and sell a significant portion of production at prices substantially below those which could be realized but for those contractual obligations.

Description of Strathcona's Assets and Operations

Outlined below is a description of Strathcona's crude oil and natural gas properties and assets, all of which are located in Canada. Strathcona owns 1,042,635 net acres (1,629 net sections) in the Western Canadian Sedimentary Basin, with such land concentrated in Strathcona's three core operating areas, being the Cold Lake Segment, the Lloydminster Segment and the Montney Segment.

Cold Lake Segment

Strathcona operates three producing assets in the Cold Lake region of Alberta: Lindbergh, Orion and Tucker. The assets are developed with a combination of well pairs and infill wells utilizing SAGD technology to produce bitumen from the Clearwater, Lloydminster, Colony, and Upper Grand Rapid formations. The region also contains the Taiga undeveloped project.

Future development in the region will be focused on filling existing facility capacity, executing minor debottlenecking and major brownfield expansions, and new greenfield development.

Production from the Cold Lake Segment has access to the Edmonton, Hardisty and Kerrobert sales terminals either through physical connectivity via pipeline or physical swaps, where the accessible downstream pipelines include Trans Mountain, Keystone, Express and Enbridge Mainline. Strathcona has transportation services agreements with Husky Midstream General Partnership for the Lindbergh and Tucker assets until June 2030 and December 2036, respectively, and with Inter Pipeline Ltd. for the Orion asset until September 2032. Strathcona does not hold any "long-haul" pipeline transportation commitments out of Alberta and does not expect any issue with the extension of the existing transportation services agreements.

Lloydminster Segment

The Lloydminster Segment includes a combination of conventional heavy oil and thermal operations, primarily located in southwest Saskatchewan. Strathcona's core conventional assets within its Lloydminster Segment are Cactus Lake and Greater Bodo, which represent more than 60% of Strathcona's overall conventional heavy oil production. The conventional heavy oil assets are characterized by stable production with low base declines and low maintenance capital requirements. With lower viscosity heavy gravity crude oil and large oil-in-place reservoirs, the assets are primarily developed with water and polymer flood enhanced oil recovery operations. Capital investment in the conventional assets supports polymer operations and infill drilling requirements to expand polymer operations as well as sustain base production. Strathcona also owns and operates five thermal operating assets as part of the Lloydminster Segment which utilize SAGD technology: Edam (1), Meota (3), and Plover Lake (1). These assets produce from multiple Mannville channel sands including the Lloyd, Waseca, and Colony formations. Future development in the region will be focused on filling existing facility capacity, executing on debottlenecking and brownfield expansions, and new greenfield development.

The Lloydminster Segment has multiple egress options via rail, pipeline and truck, with minimal long-term volume commitments or area dedications providing maximum optionality. Approximately 54% of the Lloydminster production is transported by rail, which does not require condensate for blending. The Strathcona owned Hamlin terminal is a 50,000 bbl/d crude-by-rail facility, with long-term access to the U.S. Gulf Coast. Strathcona has transportation agreements with Canadian National Railway and crude oil sales agreements with refiners in the U.S. Gulf Coast. The remainder of Strathcona's Lloydminster asset production is either pipeline connected or trucked to the Enbridge Mainline at either Hardisty, Alberta or Kerrobert, Saskatchewan. Strathcona has a transportation services agreement with Plains Midstream Canada ULC, which expires on February 28, 2026, and no other long-term volume dedications.

18 | Strathcona Resources Ltd.	2024 Annual Information Form

Montney Segment

Strathcona operates three primary assets in Canada's Montney basin: Kakwa, Grande Prairie and Groundbirch. The Kakwa and Grande Prairie regions in northwest Alberta are characterized by natural gas production with significant associated liquids, while the Groundbirch region in northeast British Columbia is characterized by high rate, dry gas production. In addition to the Montney formation in Kakwa, Strathcona has also developed shallower zones in the Wilrich (gas) and Dunvegan (oil) formations utilizing the same infrastructure and pad sites associated with the Montney development. The assets in the Montney Segment are developed utilizing extended reach horizontal wells and multi-stage fracturing technologies. Capital investment in the Montney assets is focused on development drilling and brownfield facility capacity expansions at Kakwa, Grande Prairie and Groundbirch.

Production from the Montney Segment includes natural gas, NGLs, oil and condensate. Strathcona's Montney Segment natural gas production is transported on the NOVA Gas Transmission Ltd. pipeline system and the Alliance Pipeline. Its principal market is AECO. Oil and condensate produced from the Montney Segment are transported on the Keyera Key Access Pipeline System and the Pembina Peace LVP Pipeline System. NGLs are transported on the Pembina Peace HVP Pipeline System. Oil, condensate and NGLs are primarily transported to facilities and infrastructure located in Edmonton and Fort Saskatchewan.

The Montney Segment provides a natural hedge to the natural gas and condensate consumed at Strathcona's Cold Lake Segment and Lloydminster Segment, which consumes natural gas in its steam generation operations and blends condensate with its heavy oil and bitumen production to meet pipeline viscosity specifications. Strathcona also operates a significant portion of its infield midstream gas gathering and processing facilities in the Montney Segment and has secured long-term product transportation and deep cut processing contracts with Pembina Gas Infrastructure, Keyera Corp. and AltaGas Ltd.

Petroleum and Natural Gas Revenue

The following table sets forth the aggregate sales for Strathcona's bitumen, heavy crude oil, light and medium crude oil, natural gas liquids, and conventional natural gas for the years ended December 31, 2024 and December 31, 2023:

Year (in $ millions)	Bitumen	Heavy Crude Oil	Light & Medium Crude Oil	Natural Gas Liquids	Conventional Natural Gas	Total
2024	2,576.0	1,795.7	22.2	788.6	153.9	5,336.4
2023	2,280.8	1,809.1	23.0	487.4	148.0	4,748.3

Competition

The crude oil and natural gas exploration and production industry is highly competitive. The Company competes for capital, acquisitions of reserves and/or resources, undeveloped lands, skilled/qualified labour, access to drilling rigs, service rigs and other equipment and materials, access to processing facilities, pipeline and refining capacity, as well as many other services, with a substantial number of other companies, many of which may have greater technical and financial resources than the Company. Many of these companies not only explore for and produce crude oil and natural gas, but also have midstream and refining operations and market petroleum and other products on a regional, national or international basis. These companies may be able to pay more for productive crude oil and natural gas properties and exploratory prospects, to define, evaluate, bid for and purchase a greater number of properties and prospects, or to secure better transportation capacity than Strathcona's financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low crude oil and natural gas market prices. Strathcona's larger or more integrated competitors may be able to absorb the burden of existing, and any changes to, federal, provincial and local laws and regulations more easily than Strathcona can, which would adversely affect its competitive position.

Strathcona's ability to acquire additional properties and discover reserves will depend on its ability to evaluate and select suitable properties and complete transactions in a highly competitive environment. Furthermore, crude oil and natural gas compete with other forms of energy available to customers, primarily based on price and availability. These alternate forms of energy, include electricity, coal and fuel oils. Changes in the availability or price of crude oil and natural gas or other forms of energy, as well as business conditions, conservation, legislation, regulations and the ability to convert to alternate fuels and other forms of energy may affect the demand for oil and natural gas. See "Risk Factors – Risks Relating to Economic Conditions, Commodity Prices, Differentials and Exchange Rate Fluctuations – Commodity Price Volatility" and "Risk Factors – Other Risks Affecting Strathcona's Business – Demand for, and Alternatives to, Petroleum Products".

19 | Strathcona Resources Ltd.	2024 Annual Information Form

Seasonality

The level of activity in the Canadian crude oil and natural gas exploration and production industry is influenced by seasonal weather patterns. Wet weather and the ground thawing in the spring may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. As a result, both construction and production activity may be lower in Strathcona's second fiscal quarter than in its other fiscal quarters. Seasonal factors and unexpected weather patterns affect exploration and production activity and cause fluctuations in the demand for Strathcona's goods and services, with demand for natural gas rising during cold winter months and hot summer months. See "Risk Factors – Risks Relating to Strathcona's Business – Seasonality and Weather".

Specialized Skill and Knowledge

Strathcona employs individuals with various professional skills in the course of pursuing its business plan. These professional skills include, but are not limited to, experience in geology, geophysics, engineering, data analytics, financial and business skills. In addition, various consultants are engaged in specialized skills as required. Strathcona believes it has adequate personnel with the specialized skills and knowledge to successfully carry out its business and operations.

Employees

As at December 31, 2024, Strathcona had approximately 797 employees, with 342 located in the Calgary office and the remaining located across Strathcona's operating areas.

Environmental, Health and Safety Policies

The Company supports and promotes: (a) the protection of the health and safety of all persons associated with its operations, including employees, contractors and service providers; (b) the protection of the biophysical environment; and (c) the relationship of Strathcona with the communities nearest to its operations through the implementation and communication of the Company's health, safety, environmental protection and community engagement programs, policies and procedures.

The Company has established guidelines and management systems to promote compliance with health, safety and environmental laws. The Company endeavors to ensure that on an ongoing basis, it is in material compliance with health, safety and environmental regulations. Stakeholder awareness and responsiveness to stakeholder expectations is a key component of the duties of all personnel in the service of the Company.

The Company has employees with health and safety expertise and has contracted the services of external consultants to provide it with specific expert advice on health, safety, environmental and regulatory compliance issues. In addition, the Company may consult with government and other stakeholders from time to time, either as an individual company or through industry groups, as appropriate, to contribute to the development of the environmental regulatory framework applicable to its business so that the Company and the industries in which it is engaged serve their stakeholders more effectively.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Summary of Oil and Gas Reserves Data

As at December 31, 2024, all of Strathcona's crude oil, bitumen, natural gas liquids and natural gas reserves were associated with properties located in Canada. All of Strathcona's reserves evaluated, and all of Strathcona's reserves and other oil and gas information has been prepared and presented in accordance with NI 51-101.

McDaniel, an independent petroleum consulting firm based in Calgary, Alberta, has evaluated the petroleum and natural gas reserves associated with all of Strathcona's properties, and such evaluation is reflected in the report of McDaniel dated effective December 31, 2024 and with a preparation date of March 4, 2025 (the "McDaniel Reserves Report"). The revenue forecasts and net present value estimates are based on an equally weighted average of the price forecasts of McDaniel, GLJ Ltd. ("GLJ") and Sproule Associated Ltd. ("Sproule") as of January 1, 2025. .

The estimates of reserves and projections of production by McDaniel were prepared using public records. In instances where production, well and geoscience data was not publicly available, it was provided by Strathcona. In addition, Strathcona provided other required information, such as property descriptions and operations, historical accounting and spending costs, interests and burdens, capital development cost estimates, maintenance cost schedules and capital, abandonment, decommissioning and reclamation costs, and contracts and marketing.

20 | Strathcona Resources Ltd.	2024 Annual Information Form

The reserves data presented in the McDaniel Reserves Report, which include reserves volumes and net present values, were prepared in accordance with the COGE Handbook. The McDaniel Reserves Report adheres in all material aspects to the principles and definitions established by the Calgary Chapter of the Society of Petroleum Evaluation Engineers regarding annual reserves reports that are being released in the public domain. The standards in the COGE Handbook require McDaniel to plan and perform an assessment of Strathcona's reserves data in order to obtain reasonable assurance as to whether such reserves data is free of material misstatement.

The following sections and tables summarize, as at December 31, 2024, Strathcona's crude oil, bitumen, natural gas liquids and natural gas reserves and the estimated net present values of future net revenues associated with such reserves, together with certain information, estimates and assumptions associated with such reserves estimates. The data contained in the tables is a summary of the evaluations and, as a result, the tables may contain slightly different numbers than the evaluations themselves due to rounding. Additionally, the columns and rows in the tables may not add due to rounding. For information relating to the changes in the volumes of Strathcona's reserves from December 31, 2023 to December 31, 2024, see "Reconciliation of Changes in Reserves" below.

All estimates of future net revenues are stated prior to provision for interest and general and administrative expenses and after deduction of royalties and estimated future capital expenditures, and are presented both before and after deducting income taxes. With respect to pricing information in the following reserves information, the wellhead oil prices were adjusted for quality and transportation based on historical actual prices. The natural gas prices were adjusted, where necessary, based on historical pricing based on heating values and transportation. The natural gas liquids prices were adjusted to reflect historical average prices received relative to oil and natural gas benchmarks.

It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The reserves estimates of Strathcona's crude oil, bitumen, natural gas liquids and natural gas reserves provided herein are estimates only. Actual reserves may be greater than or less than the estimates provided herein.

The following table sets forth the estimated gross and net volumes attributable to Strathcona's reserves as at December 31, 2024, using forecast prices and costs:

Summary of Oil and Gas Reserves (Forecast Prices and Costs)
As of December 31, 2024

	Light & Medium Crude Oil		Heavy Crude Oil		Bitumen		Conventional Natural Gas (Associated & Non-Associated Gas)
Reserves Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)
Proved
Developed Producing	877	688	99,884	89,768	136,222	95,481	460,110	420,259
Developed Non-Producing	19	17	1,260	1,093	—	—	7,384	6,801
Undeveloped	933	732	369,292	328,922	562,083	363,274	843,999	756,524
Total Proved(1)	1,829	1,437	470,436	419,782	698,305	458,755	1,311,492	1,183,584
Total Probable	4,549	3,284	167,287	144,871	684,534	426,945	1,011,153	882,395
Total Proved Plus Probable(1)	6,378	4,720	637,723	564,653	1,382,840	885,700	2,322,645	2,065,979

21 | Strathcona Resources Ltd.	2024 Annual Information Form

	Conventional Natural Gas (Solution Gas)(2)		Natural Gas Liquids		Oil Equivalent
Reserves Category	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	Gross (Mboe)	Net (Mboe)
Proved
Developed Producing	9,956	9,172	52,113	42,002	367,441	299,511
Developed Non-Producing	287	258	1,242	1,003	3,800	3,288
Undeveloped	8,684	7,922	88,321	73,205	1,162,742	893,540
Total Proved(1)	18,927	17,352	141,676	116,210	1,533,983	1,196,340
Total Probable	33,197	29,923	90,424	68,802	1,120,852	795,954
Total Proved Plus Probable(1)	52,124	47,275	232,100	185,012	2,654,835	1,992,294

(1)	Figures may not add due to rounding.

(2)	Conventional Natural Gas (Solution Gas) includes all gas produced in association with light and medium crude oil and heavy crude oil.

The following table sets forth the net present value of future net revenue attributable to Strathcona's reserves as at December 31, 2024 on a before- and after-tax basis using forecast prices and costs:

Summary of Net Present Value of Future Net Revenue
Attributable to Oil and Gas Reserves (Forecast Prices and Costs)
As of December 31, 2024

	Before Deducting Income Taxes						After Deducting Income Taxes
Reserves Category	0%	5%	10%	15%	20%	Unit Value(2)	0%	5%	10%	15%	20%	Unit Value(3)

	(in $ millions)(1)					$/boe	(in $ millions)(1)					$/boe
Proved
Developed Producing	7,438	6,991	6,113	5,401	4,847	20.41	6,679	6,401	5,641	5,015	4,525	18.84
Developed Non-Producing	102	86	75	67	60	22.73	77	65	57	51	46	17.35
Undeveloped	26,767	14,758	8,783	5,473	3,487	9.83	20,166	10,801	6,190	3,660	2,157	6.93
Total Proved(4)	34,307	21,835	14,971	10,940	8,394	12.51	26,922	17,266	11,888	8,725	6,729	9.94
Total Probable	31,710	13,267	7,026	4,325	2,938	8.83	24,148	9,929	5,181	3,148	2,115	6.51
Total Proved plus Probable(4)	66,017	35,101	21,997	15,265	11,333	11.04	51,070	27,195	17,069	11,874	8,844	8.57

(1)	Net present value of future net revenue includes all resource income, including the sale of oil, gas, by-product reserves, processing third party reserves and other income.

(2)	Calculated using net present value of future net revenue before deducting income taxes, discounted at 10% per year, and net reserves. The unit values are based on net reserves volumes.

(3)	Calculated using net present value of future net revenue after deducting income taxes, discounted at 10% per year, and net reserves. The unit values are based on net reserves volumes.

(4)	Figures may not add due to rounding.

22 | Strathcona Resources Ltd.	2024 Annual Information Form

Forecast Prices and Costs

The forecast prices and costs assume no legislative or regulatory amendments, and include the effects of inflation. The estimated future net revenue to be derived from the production of the reserves is based on the following price forecast which is based on an equally weighted average of the price forecasts of McDaniel, GLJ, and Sproule as of January 1, 2025, and the following inflation and exchange rate assumptions:

			Crude Oil			Natural Gas	Natural Gas Liquids
Year (1)	Inflation (%)(2)	Exchange Rate (Cdn$/US$) (3)	WTI Cushing Oklahoma 40 API ($US/bbl)	Canadian Light Sweet Crude 40 API ($Cdn/bbl)	Western Canadian Select 20.5 API ($Cdn/bbl)	Alberta AECO-C Spot ($Cdn/ mmbtu)	Edmonton Pentanes Plus ($Cdn/bbl)	Edmonton Butane ($Cdn/bbl)	Edmonton Propane ($Cdn/bbl)	Ethane Plant Gate ($Cdn/bbl)
2025	—%	1.40	71.58	94.79	82.69	2.36	100.14	51.15	33.56	7.54
2026	2%	1.37	74.48	97.04	84.27	3.33	100.72	49.99	32.78	10.76
2027	2%	1.35	75.81	97.37	83.81	3.48	100.24	50.16	32.81	11.32
2028	2%	1.35	77.66	99.80	85.70	3.69	102.73	51.41	33.63	12.02
2029	2%	1.35	79.22	101.79	87.45	3.76	104.79	52.44	34.30	12.26
2030	2%	1.35	80.80	103.83	89.25	3.83	106.86	53.49	34.99	12.51
2031	2%	1.35	82.42	105.91	91.04	3.91	109.01	54.56	35.69	12.77
2032	2%	1.35	84.06	108.03	92.85	3.99	111.19	55.65	36.40	13.03
2033	2%	1.35	85.74	110.19	94.71	4.07	113.42	56.76	37.13	13.30
2034	2%	1.35	87.46	112.39	96.61	4.15	115.69	57.90	37.87	13.57

Escalation of 2% per year thereafter

(1)	Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.

(2)	Inflation rates for forecasting costs only. Prices inflated at 2% after 2025 where applicable.

(3)	The exchange rate is used to generate the benchmark reference prices in this table.

In 2024, Strathcona received a weighted average price (net of sales of purchased product, purchased product and blending costs.) of $75.60/bbl for bitumen, $88.34/bbl for heavy crude oil, $93.49/bbl for light and medium crude oil, $68.99/bbl for natural gas liquids and $1.73/Mcf for conventional natural gas.

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Reconciliation of Changes in Reserves

The following table provides a reconciliation of the changes in Strathcona's gross(1) reserves as at December 31, 2024 against its gross reserves as at December 31, 2023, based on forecast prices and costs assumptions:

				Conventional Natural Gas
	Light & Medium Crude Oil (Mbbl)	Heavy Crude Oil (Mbbl)	Bitumen (Mbbl)	Non-Associated and Associated Gas (MMcf)	Solution Gas (MMcf)	Natural Gas Liquids (Mbbl)	Oil Equivalent (Mboe)
Proved
December 31, 2023	1,701	449,983	673,057	1,342,535	19,824	136,846	1,488,647
Extensions and improved recovery(2)	219	11,413	11,599	119,799	1,381	9,729	53,157
Technical revisions(3)	148	27,008	35,432	(53,368)	(555)	7,405	61,006
Discoveries(4)	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	(403)	—	—	—	—	(403)
Economic factors(5)	(1)	1,141	—	(10,065)	(26)	(875)	(1,416)
Production	(238)	(18,705)	(21,783)	(87,409)	(1,696)	(11,430)	(67,007)
Infill drilling	—	—	—	—	—	—	—
December 31, 2024(6)	1,829	470,436	698,305	1,311,492	18,927	141,676	1,533,983

Probable
December 31, 2023	3,359	168,324	680,169	1,073,714	25,497	88,447	1,123,501
Extensions and improved recovery(2)	913	(974)	2,471	(35,131)	6,198	1,740	(673)
Technical revisions(3)	286	18	1,895	(21,609)	1,550	949	(195)
Discoveries(4)	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	(112)	—	—	—	—	(112)
Economic factors(5)	(8)	31	—	(5,821)	(48)	(713)	(1,669)
Production	—	—	—	—	—	—	—
Infill drilling	—	—	—	—	—	—	—
December 31, 2024(6)	4,549	167,287	684,534	1,011,153	33,197	90,424	1,120,852

Proved Plus Probable
December 31, 2023	5,059	618,307	1,353,226	2,416,249	45,321	225,294	2,612,148
Extensions and improved recovery(2)	1,132	10,439	14,070	84,668	7,579	11,469	52,484
Technical revisions(3)	434	27,026	37,327	(74,977)	995	8,355	60,811
Discoveries(4)	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—
Dispositions	—	(515)	—	—	—	—	(515)
Economic factors(5)	(9)	1,172	—	(15,886)	(74)	(1,588)	(3,086)
Production	(238)	(18,705)	(21,783)	(87,409)	(1,696)	(11,430)	(67,007)
Infill drilling	—	—	—	—	—	—	—
December 31, 2024(6)	6,378	637,723	1,382,840	2,322,645	52,124	232,100	2,654,835

(1)	Gross reserves means Strathcona's working interest reserves before calculation of royalties, and before consideration of Strathcona's royalty interests.

(2)	Additions due to new wells drilled and booked during the year, and any reserve changes due to enhanced oil recovery.

(3)	Technical revisions include changes in reserves associated with changes in operating costs, capital costs and commodity price offsets.

(4)	Additions where no reserves were previously booked.

(5)	Changes to reserves volumes due to changes in price forecasts and/or inflation rates.

(6)	Figures may not add due to rounding.

Combined bitumen and heavy crude oil gross total proved reserves and total proved plus probable reserves increased by 45,701 Mbbls and 49,030 Mbbls, respectively. The positive changes were due to additional reserves attributed to assets in the

24 | Strathcona Resources Ltd.	2024 Annual Information Form

Cold Lake and Lloydminster segments as a result of ongoing delineation, updated reservoir parameters and additional pay mapping, along with positive adjustments on some of the assets in the Cold Lake segment due to performance.

Conventional natural gas gross total proved and total proved plus probable reserves decreased by 31,940 MMcf and 86,801 MMcf, respectively. The reductions were primarily due to higher condensate gas ratios in Kakwa and depletion of the reserves base in Grande Prairie.

Combined natural gas liquids and light and medium crude oil gross total proved and total proved plus probable reserves increased by 4,958 Mbbls and 8,125 Mbbls, respectively. The positive changes were primarily due to high condensate gas ratios in Kakwa and additional locations added to assets within the Montney segment.

Undiscounted Future Net Revenue by Reserves Category

The undiscounted total future net revenue by reserves category as of December 31, 2024, using forecast prices and costs, is set forth below:

Reserves Category ($ millions)	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Total Proved	119,912	29,362	37,187	16,688	2,368	34,307	7,385	26,922
Total Probable	111,365	35,467	29,065	14,539	583	31,710	7,562	24,148
Total Proved plus Probable	231,277	64,830	66,252	31,227	2,951	66,017	14,947	51,070

Net Present Value of Future Net Revenue by Product Type

The net present value of future net revenue before income taxes by reserves category and product type as of December 31, 2024, using forecast prices and costs and discounted at 10% per year, is set forth below:

Reserves Category	Product Type	Future Net Revenue Before Income Taxes (Discounted at 10% / Year) (in $ millions)	Unit Value Before Income Taxes (Discounted at 10% / Year)(1)
Proved	Light and Medium Crude Oil (including solution gas and by-products)	39	27.18 /bbl
	Heavy Crude Oil (including solution gas and by-products)	6,858	16.34 /bbl
	Bitumen (including solution gas and by-products)	5,872	12.80 / bbl
	Conventional Natural Gas (Non Assoc. & Assoc.) (including by-products)	2,202	1.86 / Mcf
	Total	14,971	12.51 /boe

Proved plus Probable	Light and Medium Crude Oil (including solution gas and by-products)	117	24.85 /bbl
	Heavy Crude Oil (including solution gas and by-products)	9,558	16.93 /bbl
	Bitumen (including solution gas and by-products)	8,432	9.52 /bbl
	Conventional Natural Gas (Non Assoc. & Assoc.) (including by-products)	3,889	1.88 /Mcf
	Total	21,997	11.04 /boe

(1)	Unit values are calculated using the 10% discount rate divided by the Major Product Type Net reserves for each group.

Estimated Production for Gross Reserves Estimates

The volume of total production for Strathcona estimated for 2025 in preparing the estimates of gross proved reserves and gross probable reserves is set forth below. Actual 2025 production may vary from the estimates provided as Strathcona's actual development programs, timing and priorities may differ from the forecast of development. Columns may not add due to rounding.

25 | Strathcona Resources Ltd.	2024 Annual Information Form

	Gross Proved Reserves		Gross Probable Reserves
Product Type	Estimated 2025 Aggregate Production	Estimated 2025 Average Daily Production	Estimated 2025 Aggregate Production	Estimated 2025 Average Daily Production
Crude Oil
Light and Medium Crude Oil	172 mbbl	470 bbl/d	7 mbbl	19 bbl/d
Heavy Crude Oil	20,843 mbbl	57,105 bbl/d	1,143 mbbl	3,131 bbl/d
Total Crude Oil	21,015 mbbl	57,575 bbl/d	1,150 mbbl	3,150 bbl/d
Bitumen	22,056 mbbl	60,427 bbl/d	1,153 mbbl	3,158 bbl/d
Natural Gas Liquids	11,979 mbbl	32,819 bbl/d	1,162 mbbl	3,183 bbl/d
Total Liquids	55,050 mbbl	150,821 bbl/d	3,465 mbbl	9,491 bbl/d
Conventional Natural Gas (Non Assoc. & Assoc.)	96,580 mmcf	264,603 mcf/d	8,080 mmcf	22,136 mcf/d
Conventional Natural Gas (Solution Gas)	1,593 mmcf	4,364 mcf/d	69 mmcf	189 mcf/d
Total	71,412 mboe	195,649 boe/d	4,823 mboe	13,212 boe/d

Future Development Costs

The amount of development costs deducted in the estimation of net present value of future net revenue is set forth below. Strathcona intends to fund its development activities through cash, internally generated cash flow and/or debt. Strathcona does not anticipate that the cost of obtaining the funds required for these development activities will have a material effect on Strathcona's disclosed oil and gas reserves or future net revenue attributable to those reserves.

Year	Proved Reserves ($ millions)	Proved Plus Probable Reserves ($ millions)
2025	1,272	1,295
2026	1,643	1,764
2027	1,486	1,623
2028	1,786	2,081
2029	1,405	1,874
Remainder	9,096	22,590
Total (Undiscounted)	16,688	31,227

Undeveloped Reserves

The following tables disclose the volumes of proved undeveloped reserves and probable undeveloped reserves of Strathcona that were first attributed in the years indicated.

Proved Undeveloped Reserves

							Conventional Natural Gas
	Light & Medium Crude Oil (Mbbl)		Heavy Crude Oil (Mbbl)		Bitumen (Mbbl)		Non-Associated and Associated Gas (MMcf)		Solution Gas (MMcf)
Year	Attributed in year	Total at year-end	Attributed in year	Total at year-end	Attributed in year	Total at year-end	Attributed in year	Total at year-end	Attributed in year	Total at year-end
2022	1,215	1,321	297,296	371,349	107,259	545,231	55,047	610,102	6,605	7,669
2023	—	775	2,473	356,261	35,277	553,434	344,682	884,052	251	8,865
2024	219	933	10,989	369,292	11,221	562,083	118,777	843,999	1,379	8,684

	Natural Gas Liquids (Mbbl)		Oil Equivalent (Mboe)
Year	Attributed in year	Total at year-end	Attributed in year	Total at year-end
2022	11,366	57,074	427,411	1,077,937
2023	36,963	88,223	132,201	1,147,513
2024	9,394	88,321	51,850	1,162,742

26 | Strathcona Resources Ltd.	2024 Annual Information Form

Probable Undeveloped Reserves

							Conventional Natural Gas
	Light & Medium Crude Oil (Mbbl)		Heavy Crude Oil (Mbbl)		Bitumen (Mbbl)		Non-Associated and Associated Gas (MMcf)		Solution Gas (MMcf)
Year	Attributed in year	Total at year-end	Attributed in year	Total at year-end	Attributed in year	Total at year-end	Attributed in year	Total at year-end	Attributed in year	Total at year-end
2022	641	4,138	116,547	143,923	27,194	601,077	36,586	849,253	4,260	26,827
2023	—	3,139	1,706	143,471	22,210	652,068	192,539	945,493	105	22,735
2024	913	4,329	—	141,325	2,467	654,925	—	877,675	6,197	30,541

	Natural Gas Liquids (Mbbl)		Oil Equivalent (Mboe)
Year	Attributed in year	Total at year-end	Attributed in year	Total at year-end
2022	7,718	53,716	158,908	948,867
2023	28,109	75,321	84,133	1,035,371
2024	1,660	75,873	6,073	1,027,823

Strathcona attributes proved and probable undeveloped reserves based on accepted engineering and geological practices as defined under NI 51-101. These practices include the determination of reserves based on the presence of commercial test rates from either production tests or drill stem tests, extensions of known accumulations based on either geological or geophysical information, and the optimization of existing fields. Strathcona considers each of its undeveloped locations to be projects that have larger capital expenditures and, consistent with the COGE Handbook, has generally assigned development of or the commencement of significant capital spending on proved undeveloped locations to occur within three years (five years for resource plays) and within five years (ten years for resource plays) for probable undeveloped reserves. Strathcona has in recent years continually developed its undeveloped reserves. Strathcona intends to fund the development of its undeveloped reserves as of December 31, 2024 with cash, internally generated cash flow and/or debt. These expenditures are expected to extend the continual development of undeveloped reserves beyond two years.

Significant Factors or Uncertainties

Changes in future commodity prices relative to the forecasts described above under "Forecast Prices and Costs" could have a negative impact on Strathcona's reserves and, in particular, on the development of undeveloped reserves, unless future development costs are adjusted in parallel. Other than the foregoing and the factors disclosed or described in the tables above, Strathcona does not anticipate any other significant economic factors or other significant uncertainties which may affect any particular components of its reserves data.

In connection with its operations, Strathcona will incur abandonment and reclamation costs for surface leases, wells, facilities and pipelines. Strathcona budgets for and recognizes as a liability the estimated present value of the future decommissioning liabilities associated with its property, plant and equipment. There are no unusually significant abandonment and reclamation costs associated with its reserves properties or properties with no attributed reserves, and Strathcona does not anticipate its abandonment and reclamation liabilities to negatively impact its reserves data or its ability to develop these reserves at this time. See "Risk Factors – Climate Change, Environmental and Regulatory Risks – Abandonment and Reclamation Costs".

Tax Horizon

Strathcona has approximately $5.6 billion of estimated future income tax deductions as at December 31, 2024. Based on existing tax legislation, Strathcona's estimated available tax pools, expected capital expenditures and forecasted net income, Strathcona anticipates its tax pools will be sufficient to shelter taxable income until 2027. These expectations may vary depending on numerous factors, including fluctuations in commodity prices, Strathcona's capital spending, changes in tax laws, and the nature and timing of Strathcona's acquisitions and divestments. As a result, Strathcona emphasizes that it is difficult to give guidance on future taxability as it operates within an industry that constantly changes. See "Risk Factors – Other Risks Affecting Strathcona's Business – Changes in Tax Laws and Government Incentive Programs".

For additional information, see Note 13 to the Financial Statements.

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Marketing Arrangements and Forward Contracts

Strathcona uses various types of derivative financial instruments and physical delivery contracts to manage the risks related to fluctuating commodity prices, foreign exchange and interest rates. A summary of Strathcona's financial contracts in respect of hedging activities can be found in the "Risk Management" section of the MD&A. Other than as disclosed in the MD&A, Strathcona is not bound by any agreement (including any transportation agreement), directly or through an aggregator, under which it is precluded from fully realizing, or may be protected from the full effect of, future market prices for crude oil or natural gas.

Strathcona's transportation obligations or commitments for future physical deliveries of crude oil and natural gas are not anticipated to exceed Strathcona's expected production from total proved reserves.

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INDUSTRY CONDITIONS

Strathcona, and the oil and natural gas industry generally, are subject to extensive regulation and control of operations (including with respect to land tenure, exploration, development, production, refining and upgrading, environmental considerations, transportation, and marketing) as a result of legislation enacted by various levels of government, and with respect to the pricing and taxation of petroleum and natural gas through legislation enacted by, and agreements among, the federal and provincial governments of Canada, all of which should be carefully considered by investors in the Western Canadian crude oil and natural gas industry. All current legislation is a matter of public record and Strathcona is unable to predict what additional legislation or amendments may be enacted.

Strathcona's assets and operations are also regulated by administrative agencies that derive their authority from legislation enacted by the applicable level of government. Regulated aspects of Strathcona's upstream crude oil and natural gas business include all manner of activities associated with the exploration for and production of crude oil and natural gas, including, among other matters: (a) permits for the drilling of wells; (b) technical drilling and well requirements; (c) permitted locations and access to operation sites; (d) operating standards regarding conservation of produced substances and avoidance of waste, such as restricting flaring and venting; (e) minimizing environmental impacts, including by reducing GHG emissions; (f) storage, injection and disposal of substances associated with production operations; and (g) the abandonment, reclamation and remediation of impacted sites. In order to conduct crude oil and natural gas operations and remain in good standing with the applicable federal or provincial regulatory scheme, producers must comply with applicable legislation, regulations, orders, directives and other directions (all of which are subject to governmental oversight, review and revision, from time to time). Compliance in this regard can be costly and a breach of the same may result in fines or other sanctions, or disruptions to operations.

Outlined below are some of the principal aspects of the legislation, regulations, agreements, orders, directives and a summary of other pertinent conditions that impact the crude oil and natural gas industry in Western Canada, particularly in the provinces of Alberta, British Columbia and Saskatchewan, where Strathcona's assets are primarily located. While these matters do not affect Strathcona's operations in any manner that is materially different than the manner in which they affect other similarly-sized industry participants with similar assets and operations, stakeholders should consider such matters carefully.

Export and Pricing

Oil

In Canada and the U.S., producers of oil may negotiate sales contracts directly with oil purchasers. Worldwide supply and demand factors primarily determine oil prices; however, prices are also influenced by regional markets and transportation issues. The specific price depends in part on oil quality, oil type, prices of competing crude oils, distance to market, availability of transportation, value of refined products, the supply/demand balance and contractual terms of sale.

Oil can be exported from Canada provided that an order approving such export has been obtained from the CER and the term of the export contract is less than one year in the case of light crude oil and less than two years in the case of heavy crude oil. Any Canadian oil export made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the CER. Draft federal regulations related to the issuance of export orders by the CER were released for comment on December 14, 2024, with the comment period closing on January 28, 2025. If enacted, the draft federal regulations, including the proposed Export Applications (Licenses and Permits) Regulations and the Export and Import (Orders, Licenses and Permits) Regulations, are intended to simplify and streamline regulatory requirements for businesses involved in the export and import of oil and natural gas in accordance with the provisions of the Canadian Energy Regulator Act.

Natural Gas

In Canada and the U.S., producers of natural gas are entitled to negotiate sales contracts directly with purchasers. Supply and demand determine the price of natural gas, which is calculated at the sale point, being the wellhead, the outlet of a gas processing plant, on a gas transmission system, at a storage facility, at the inlet to a utility system or at the point of receipt by the consumer. Accordingly, the price for natural gas is dependent upon such producer's own arrangements (whether long- or short-term contracts and the specific point of sale). As natural gas is also traded on trading platforms such as the Natural Gas Exchange, Intercontinental Exchange or New York Mercantile Exchange in the U.S., spot and future prices can also be influenced by supply and demand fundamentals on these platforms.

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Natural gas exported from Canada is subject to regulation by the CER and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain other criteria prescribed by the CER and the Government of Canada. Natural gas (other than propane, butane and ethane) exports are authorized by the CER under long-term licenses, or short-term orders. Exports for a term of up to two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/d) may be made pursuant to a CER order. Natural gas exports made pursuant to a contract exceeding the duration of a short-term order or for a larger quantity than permitted for a short-term order require an export license from the CER, which license is subject to the Minister of Natural Resources' approval, with a maximum term of 40 years. As noted above, draft federal regulations related to the issuance of export orders by the CER were released for comment on December 14, 2024, with the comment period closing on January 28, 2025. If enacted, the draft federal regulations, including the proposed Export Applications (Licenses and Permits) Regulations and the Export and Import (Orders, Licenses and Permits) Regulations, are intended to simplify and streamline regulatory requirements for businesses involved in the export and import of oil and natural gas in accordance with the provisions of the Canadian Energy Regulator Act.

In Alberta, the AER also regulates the volume of natural gas for export by issuing either short-term or long term permits for the removal of natural gas from the province for consumption elsewhere based on reserve availability, transportation arrangements and other market considerations. A short-term gas removal permit is required for removal of not more than 3 billion m3/d of gas and a term of not longer than two years, with a long-term removal permit otherwise required. British Columbia and Saskatchewan do not have equivalent legislation with respect to the regulation of the export of natural gas from those provinces.

Canada-United States-Mexico Agreement

On July 1, 2020, the Canada-United States-Mexico Agreement ("CUSMA") entered into force, replacing the North American Free Trade Agreement ("NAFTA"). According to a Government of Canada technical summary of negotiated outcomes related to the energy sector, under CUSMA, the rule of origin applicable to heavy oil containing diluent has been relaxed to allow up to 40% of non-originating diluent to be added for the purpose of transportation in pipelines without affecting the originating status of the product, which will allow Canadian heavy oil products to more easily qualify for duty-free treatment when imported into the U.S.

The Energy Regulatory Measures and Regulatory Transparency side letter, between Canada and the U.S. promotes regulatory transparency and non-discrimination in access to or use of energy infrastructure, which may potentially benefit the Canadian heavy oil industry. As of July 1, 2023, the investor-state dispute settlement provisions under NAFTA are no longer available to protect future investments of Canadians in the U.S. or U.S. investments in Canada.

Royalties, Incentives and Regulations

In addition to federal regulation, each province has legislation and regulations which govern royalties, production rates and other matters. The royalty regime in a given province is a significant factor in the profitability of thermal oil, conventional oil, natural gas liquids, sulfur and natural gas production. The royalties Strathcona pays on production from lands other than Crown lands are determined by negotiation between the mineral freehold owner and Strathcona, although production from such lands is subject to certain provincial taxes and royalties. Royalties from production on Crown lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production. In the case of thermal oil and non-conventional oil assets, the royalty rate is applied to revenues net of certain allowable costs when the project reaches post payout. All of Strathcona's thermal oil and non-conventional oil projects are post payout. The royalty rate that Strathcona pays generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are, from time to time, carved out of Strathcona's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

From time to time, the provincial governments have established incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays or royalty tax credits and are generally introduced when commodity prices are low to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty rates can significantly affect Strathcona's operating results and financial condition. See "Risk Factors – Risks Relating to Strathcona's Business – Royalty Regimes".

Land Tenure

In British Columbia, Alberta and Saskatchewan, the rights to crude oil and natural gas are predominantly owned by the provincial government. Provincial governments grant rights to explore for and produce crude oil and natural gas pursuant to leases, licenses, and permits for varying terms, and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. Private ownership of crude oil and natural gas also exists in Western Canada.

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Government and private leases are generally granted for an initial fixed term but may generally be continued provided certain minimum levels of drilling operations or production have been achieved and all lease rentals have been timely paid, subject to certain exceptions. To develop minerals, including crude oil and natural gas, it is necessary for the mineral estate owner(s) to have access to the surface estate. Under common law in Canada, the mineral estate is considered the "dominant" estate with the right to extract minerals subject to reasonable use of the surface. Each province has developed and adopted its own statutes that operators must follow both prior to drilling and following drilling, including notification requirements and the provision of compensation for lost land use and surface damages. The surface rights required for pipelines and facilities are generally governed by leases, easements, rights-of-way, permits or licenses granted by landowners or governmental authorities.

Liability Management Rating Program

British Columbia, Alberta and Saskatchewan have each implemented similar liability management programs with respect to most conventional upstream oil and gas wells, facilities and pipelines designed to prevent or minimize the occurrence of orphaned wells and facilities and to manage the financial risk of each jurisdiction's orphan well fund. These programs can require a licensee to provide a security deposit, including when deemed liabilities exceed deemed assets within the jurisdiction. British Columbia, Alberta and Saskatchewan have made their liability management programs more stringent in recent years. Each province has shifted, or is in the process of shifting, to a licensee capability assessment that considers, among other things, the general financial health of the licensee, the remaining lifespan of a licensee's mineral resources and infrastructure, and the rate at which the licensee has abandoned, remediated, and reclaimed their inactive oil and gas sites.

In Alberta, the shift from the AB LMR Program to the AB LMF is being implemented in phases and started with the release of Directive 088: Licensee Life-Cycle Management in December 2021 ("Directive 088") followed by the release of Manual 023: Licensee Life Cycle Management in May 2022. Directive 088 has been and will continue to be subject to periodic updates at the discretion of the AER, the most recent of which was in April 2024, Directive 088 institutes a holistic assessment regime with several different regulatory tools not limited to the use of security deposits as has historically been the case. This holistic regime currently applies to license transfers. This holistic regime also implements the Inventory Reduction Program, which became effective on January 1, 2022. Under that program, all licensees that have liability associated with inactive infrastructure are required to spend a specified amount each year on reclamation activities, or post equivalent security with the AER.

The Permittee Capability Assessment program was implemented in British Columbia as of April 1, 2022, which replaced the prior Liability Management Rating program. The Permittee Capability Assessment program requires a more holistic assessment of the capabilities of permit holders.

Updates to the Licensee Liability Rating Program in Saskatchewan, which require a more holistic licensee capability assessment, came into force on January 1, 2023. Saskatchewan has also implemented the Inactive Liability Reduction Program as of January 1, 2023, which requires licensees to retire a certain percentage of their inactive wells or facilities each year.

The capability assessment model generally results in licensees being held to a higher standard when accepting the transfer of licenses from a third party, which has resulted in limiting the number of parties who can reasonably acquire assets. See "Risk Factors – Climate Change, Environmental and Regulatory Risks – Liability Management Programs" in this Annual Information Form.

Governmental Regulations

Environmental Regulations

The crude oil and natural gas industry is subject to stringent environmental, health and safety regulation. A variety of municipal, provincial and federal laws and regulations govern occupational health and safety aspects of Strathcona's operations, the spill, release or emission of substances into the environment, or otherwise pertain to environmental protection, all of which are subject to governmental review and revision from time to time. Such laws and regulations, among other things: require the acquisition of permits or other approvals to conduct drilling and other regulated activities; restrict the types, quantities and concentration of various substances that can be released into the environment or injected into formations in connection with crude oil and natural gas drilling and production activities; limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells; impose specific health and safety criteria addressing worker protection; and impose substantial liabilities for pollution resulting from drilling and production operations. In addition, laws and regulations prescribe requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment, reclamation and remediation of well and facility sites. Compliance with such laws and regulations can require significant expenditures, and a breach of such requirements may result in suspension or

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revocation of necessary permits, licenses and authorizations, remedial obligations, civil liability and the imposition of material administrative, civil or criminal penalties. See "Risk Factors – Climate Change, Environmental and Regulatory Risks – Environmental Regulations" in this Annual Information Form.

Environmental legislation in the Province of Alberta that pertains to oil and gas exploration is, for the most part, set out in the Environmental Protection and Enhancement Act (Alberta), Oil and Gas Conservation Act (Alberta), and Oil Sands Conservation Act (Alberta), which, among other things, impose strict environmental standards with respect to releases of effluents and emissions, including monitoring and reporting obligations, and impose significant penalties for non-compliance. Environmental legislation in the Province of Saskatchewan that pertains to oil and gas exploration is, for the most part, set out in the Environmental Management and Protection Act, 2010 (Saskatchewan) and the Oil and Gas Conservation Act (Saskatchewan), which, among other things, regulate harmful or potentially harmful activities and substances, any release of such substances, and remediation obligations. In the Province of British Columbia, environmental legislation that pertains to oil and gas exploration is, for the most part, set out in the Environmental Management Act (British Columbia) and the Energy Resource Activities Act (British Columbia) which, among other things, regulate harmful or potentially harmful activities and substances, any release of such substances, and remediation obligations.

Implementation of more stringent environmental regulations, both federally and provincially, on Strathcona's operations could affect its capital and operating expenditures and plans for its operations. In addition to the agencies and departments that directly regulate oil and gas operations, there are other provincial, federal and local conservation and environmental protection agencies and departments that regulate air quality, water quality, fish, wildlife, visual quality, transportation, noise, spills, incidents and transportation.

Strathcona believes that, in all material respects, it is in compliance with, and has complied with, all applicable environmental laws and regulations. Strathcona has made and will continue to make expenditures in its efforts to comply with all environmental laws and regulations. Strathcona considers this a normal, recurring cost of its ongoing operations and not an extraordinary cost of compliance with governmental regulations. Strathcona believes that its continued compliance with existing requirements has been accounted for and will not have a material and adverse impact on its financial condition, results of operations or operating cash flows. It is reasonably likely that the trend towards stricter standards in environmental legislation will continue; however, Strathcona cannot predict the timing or quantify the potential impact at this time.

Climate Change Regulations

Canada and the U.S. are signatories to the United Nations Framework Convention on Climate Change and to the Paris Agreement, which includes a commitment to keep any increase in global temperatures below two degrees Celsius. Canada has pledged to reduce GHG emissions by 40-45% below 2005 levels by 2030. Canada has passed the Canadian Net-Zero Emissions Accountability Act (Canada) to codify its commitment to reach this GHG emissions reduction target. The U.S. rejoined the Paris Agreement in 2021, it announced its intent to withdraw from the Paris Agreement in January 2025.

The Government of Canada implemented a national carbon pricing system in 2019 pursuant to the Greenhouse Gas Pollution Pricing Act (the "GGPPA"). The GGPPA functions as a federal backstop and will apply to the extent a province or territory does not implement a carbon pricing system that meets the stringency requirements of the GGPPA. The federal carbon price for 2025 under the GGPPA is $95/tonne of carbon dioxide equivalent emissions. The price under the GGPPA rises by $15/tonne each year until 2030, at which time the carbon price will be $170/tonne.

The federal carbon pricing system has two components: a carbon fuel levy applicable to producers, distributors and importers of carbon-based fuels ("regulatory charge"), and an output-based pricing system on large industrial emitters. Saskatchewan and Alberta do not currently have any provincial regulatory charge programs and are therefore subject to the Government of Canada consumer/small producer regulatory charge. However, Alberta and Saskatchewan both regulate large industrial emitters pursuant to provincial-specific large emitter programs, which meet the federal stringency requirements. Their respective large emitter programs for pricing carbon (namely the Management and Reduction of Greenhouse Gases Act (Saskatchewan) and related regulations in Saskatchewan, and TIER in Alberta) have been deemed equivalent to the federal output-based pricing system. These programs enable emitters whose facilities do not meet the threshold of a large emitter to voluntarily opt into the applicable provincial program by aggregating emissions from multiple small wells and facilities, allowing them to be treated as a single facility and registered pursuant to the applicable provincial large emitter program. British Columbia has a carbon tax regime applicable to small and large carbon emitters that has been deemed equivalent to both the federal regulatory charge and the federal output-based pricing system. Federal and provincial laws and regulations with respect to GHG emissions and climate change that are applicable to oil and gas companies in Western Canada continue to evolve.

The federal Clean Fuel Regulations (Canada), which requires producers and importers of gasoline and diesel to reduce the carbon intensity of these fuels, were released and adopted in 2022. The carbon intensity reduction requirements took effect as of July 1, 2023 and become more stringent on an annual basis until 2030. The carbon intensity of regulated fuels is determined

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based on lifecycle carbon emissions, including the carbon emissions associated with the extraction or production of the feedstock used to produce the fuel. These regulations may, therefore, have a material adverse effect on Strathcona's business as a result of increased costs or reduced demand.

United Nations Declaration on the Rights of Indigenous Peoples

The Government of Canada has introduced legislation to implement United Nations Declaration on the Rights of Indigenous Peoples ("UNDRIP"). Other Canadian jurisdictions, including British Columbia, have also either introduced or passed similar legislation, or begun considering the principles and objectives of UNDRIP, or may do so in the future. The means and timelines associated with the implementation of UNDRIP by government is/are uncertain. In connection with the implementation of UNDRIP, additional processes may be created or legislation amended or introduced associated with project development and operations, further increasing uncertainty with respect to project regulatory approval timelines and requirements.

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

Strathcona's authorized share capital is comprised of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. As at the date of this Annual Information Form, there were 214,235,608 Common Shares and no Preferred Shares issued and outstanding. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and the Preferred Shares. Copies of Strathcona's Articles, By-law No. 1 and By-law No. 2 are available on the Company's website at www.strathconaresources.com or on the Company's SEDAR+ profile at www.sedarplus.ca.

Common Shares

The holders of Common Shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class or series of shares of Strathcona are entitled to vote, on the basis of one vote for each Common Share held. Subject to the rights attaching to any other class or series of shares of Strathcona, holders of Common Shares are entitled to receive any dividend declared by the Board on the Common Shares and to participate in a distribution of Strathcona's assets among its shareholders for the purpose of any liquidation, dissolution or winding up.

Preferred Shares

Strathcona is authorized to issue an unlimited number of Preferred Shares in one or more series. Before any issuance of the Preferred Shares, the Board will determine the rights, restrictions, privileges, conditions and designations to be attached to the Preferred Shares of such series.

Preferred Shares of each series rank on a parity with the Preferred Shares of every other series, and will be entitled to preference over Common Shares and any other shares ranking junior to Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Strathcona, whether voluntary or involuntary, and may also be given such other preferences over Common Shares and any other shares of Strathcona ranking junior to Preferred Shares as may be fixed in the case of each series.

Credit Facilities

The following sets forth the terms of Strathcona's credit facilities as of the date of this Annual Information Form.

Bank Credit Facilities

Strathcona's covenant-based bank credit facilities consist of a $2.5 billion revolving credit facility and a US$175.0 million term credit facility (collectively, the "Bank Credit Facilities") governed by the Credit Agreement. The Bank Credit Facilities have a maturity date of March 28, 2028, provided that the maturity date will be May 1, 2026 if the Senior Notes (as defined below) remain outstanding and have not been refinanced or legally defeased at such date. There are no mandatory payments on the Bank Credit Facilities. Borrowings under the revolving credit facility may be drawn and repaid from time to time by the Company in Canadian or U.S. dollars. Borrowings under the term credit facility are available in U.S. dollars and amounts repaid by the Company may not be re-borrowed. In addition, the covenant-based Bank Credit Facilities are not a borrowing base facility and does not require annual or semi-annual reviews. The interest rates applicable to the Bank Credit Facilities are

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floating based on Strathcona's senior debt to EBITDA ratio (as calculated under the Credit Agreement). The Credit Agreement contains an accordion feature that permits the Company to increase the Bank Credit Facilities by up to an additional $250.0 million, subject to the satisfaction of certain conditions.

As at December 31, 2024, Strathcona had approximately $760.1 million of remaining availability under the Bank Credit Facilities, net of utilization for letters of credit.

The Credit Agreement requires that Strathcona maintain: (a) a maximum total debt to adjusted EBITDA ratio of 4.0:1.0; (b) a maximum senior debt to adjusted EBITDA ratio of 3.5:1.0; and (c) a minimum interest coverage ratio of 3.5:1.0, each as calculated under the Credit Agreement and as at the end of each fiscal quarter.

The Credit Agreement contains standard restrictive covenants (including restrictions on making interest and principal payments against the Senior Notes or other junior debt and restrictions on Strathcona's ability to declare or pay any dividend, return of capital or other distribution unless certain criteria are met) and standard events of default for facilities of this nature. The lenders may accelerate payment of any borrowings or terminate their commitments upon the occurrence of and during the continuance of an event of default.

The Bank Credit Facilities are guaranteed by Strathcona's subsidiaries, and is secured by security interests in substantially all of the existing and future assets of Strathcona and its material subsidiaries, which security interests have, subject to certain exceptions, first priority over all other creditors.

Letter of Credit Facility

As of the date of this Annual Information Form, Strathcona has a $100.0 million demand letter of credit facility with a financial institution (the "Letter of Credit Facility"). The Letter of Credit Facility is supported by an account performance security guarantee issued by EDC in favour of the financial institution. Strathcona and its subsidiaries have indemnified EDC for the amount of any payment made by EDC to the financial institution pursuant to those guarantees; however, the obligations under such indemnity are unsecured. The Letter of Credit Facility is uncommitted and made available at the sole discretion of the financial institution. The financial institution can demand repayment and/or cancel the availability of the Letter of Credit Facility at any time.

Senior Notes

As at December 31, 2024, Strathcona had an aggregate principal amount of US$500.0 million ($719.2 million) of senior unsecured notes outstanding, in , due August 1, 2026 (the “Senior Notes”). The Senior Notes bear interest at 6.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The Senior Notes are redeemable at Strathcona's option, in whole or in part, at a redemption price of 101.719% until July 31, 2025 and at 100.000% thereafter, of the principal amount redeemed.

The Senior Notes are senior unsecured obligations of Strathcona and the Senior Notes and the related guarantees rank equally in right of payment with the borrowings under the Bank Credit Facilities and the Letter of Credit Facility and any of Strathcona's other future senior indebtedness and senior to any of Strathcona's future subordinated indebtedness. The Senior Notes are guaranteed on a senior unsecured basis by each of Strathcona's existing subsidiaries and will also be guaranteed in the future by each restricted subsidiary that guarantees the Bank Credit Facilities and by certain future subsidiaries, subject to certain exceptions.

The Note Indenture contains covenants that, among other things, limit Strathcona's ability and the ability of its restricted subsidiaries to: (a) incur or guarantee additional indebtedness or issue certain types of preferred equity; (b) pay dividends or distributions in respect of its equity or redeem, repurchase or retire its equity or subordinated indebtedness; (c) transfer or sell assets; (d) make investments; (e) create certain liens; (f) enter into agreements that restrict dividends or other payments from any non-guarantor restricted subsidiaries to Strathcona; (g) consolidate, amalgamate, merge or transfer all or substantially all of Strathcona's assets; (h) engage in transactions with affiliates; and (i) create unrestricted subsidiaries.

If Strathcona experiences certain kinds of changes of control accompanied by a ratings decline, holders of the Senior Notes may require Strathcona to repurchase all or a portion of their Senior Notes for a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of repurchase. The Senior Notes are not listed, and Strathcona does not intend to list the Senior Notes in the future, on any securities exchange.

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CREDIT RATINGS

The following table outlines the credit ratings assigned to the Senior Notes as of the date hereof:

Rating Agency	Issuer Credit Rating	Senior Note Credit Rating
S&P Global Ratings ("S&P")	B+ (Positive)	BB-
Moody's Investors Service ("Moody's")	B1 (Positive)	B3

The corporate credit ratings address the overall credit strength of Strathcona, without consideration for security or ranking of any particular indebtedness. Credit ratings on long-term debt securities are intended to provide investors with an independent measure of credit quality of any issue of debt securities. The credit ratings assigned by the rating agencies are not recommendations to buy, sell or hold the Senior Notes or other securities of Strathcona and may be subject to revision or withdrawal at any time by the applicable credit rating organization.

S&P's issuer credit ratings range from AAA to D, representing the range from highest to lowest quality of creditworthiness. Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. A rating of B by S&P is within the sixth highest of eleven categories. Issuers rated BB, B, CCC and CC are regarded as having significant speculative characteristics, with BB indicating the least degree of speculation and CC the highest. While such issuers will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. A B rating indicates that the issuer is more vulnerable than the issuers rated BB, but the issuer currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer's capacity or willingness to meet its financial commitments. An S&P ratings outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). A positive outlook means that a rating may be upgraded over the intermediate term.

S&P's credit ratings on long-term debt securities range from AAA to D, representing the range of such securities rated from highest to lowest quality of creditworthiness. Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. A rating of BB by S&P is within the fifth highest of ten categories. Obligations rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics, with BB indicating the least degree of speculation and C indicating the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. A BB rating indicates that the obligation is less vulnerable to non-payment than other speculative issues; however, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the issuer's inadequate capacity to meet its financial commitment on the obligation.

Moody's issuer and long-term debt securities credit ratings range from Aaa to C, representing the range from highest to lowest quality of creditworthiness. For rating categories Aa through Caa, Moody's appends the numerical modifiers 1, 2 or 3 to each generic rating classification. Modifier 1 indicates that the obligation ranks at the higher end of its generic rating category, modifier 2 indicates a mid-range ranking, and modifier 3 indicates a ranking at the lower end of that generic rating category. A rating of B by Moody's is within the sixth highest of nine categories. A B rating indicates that the issuer or obligation is considered speculative and subject to a high degree of credit risk. A Moody's rating outlook is an opinion regarding the likely rating direction over the medium term. A positive outlook indicates that the rating may be upgraded over the medium term.

Strathcona has paid customary fees to S&P and Moody's in connection with the above-mentioned credit ratings. Strathcona did not make any payments to S&P or Moody's in respect of any service unrelated to the provision of such credit ratings during the last two years.

DIVIDENDS

During 2024, the Board established a dividend policy of paying a base quarterly dividend of $0.25 per share to shareholders on or about the last business day of each quarter, with the first dividend paid on September 27, 2024. The quantum of the base dividend has been established to ensure sustainability of the dividend payments throughout periods of commodity price volatility. The Board may consider potential future increases in the base dividend based on growth in Strathcona's oil

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production and/or reductions in the full-cycle breakeven price. Unless otherwise specified, all dividends paid by Strathcona are considered "eligible dividends" under the Income Tax Act (Canada).

The Board has established a debt target of $2.5 billion, after which excess free cash flow beyond the base dividend is available for bolt-on acquisition opportunities or further shareholder returns (e.g. share buybacks or special dividends). In the short term, while Strathcona's public float remains small, any shareholder returns are likely to take the form of special dividends. Longer term, buybacks of Strathcona's Common Shares may be an option depending on the Company's share price at the time. The Board has not set a timeline to assess special dividends, and will act opportunistically to allocate excess free cash flow on an ad hoc basis as market conditions warrant, with a view towards maximizing return on equity and value per share for Strathcona's shareholders.

Notwithstanding the foregoing, the declaration and payment of dividends are not guaranteed. Any future determinations to pay dividends on the Common Shares are at the sole discretion of the Board after considering a variety of factors and conditions existing from time to time, including income and cash flow generated by Strathcona, financial requirements for Strathcona's operations and the execution of its growth strategy, capital investment requirements, debt service requirements, debt covenants, the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends and other business considerations as the Board considers relevant.

Further, the Company's ability to pay dividends will be subject to applicable laws, the covenants and restrictions under the Bank Credit Facilities and the Note Indenture and to any prior right to dividend, interest or other distribution payments in favour of any other securityholders. The Credit Agreement and Note Indenture each contain certain restrictions on the Company's ability to pay dividends. See "Description of Capital Structure – Credit Facilities - Bank Credit Facilities" and "Description of Capital Structure – Senior Notes" in this Annual Information Form.

In 2024, Strathcona declared aggregate dividends of $0.50 per Common Share since the initiation of Strathcona's base dividend. No dividends were declared or paid in 2022 or 2023.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX under the trading symbol "SCR." The following table sets forth the monthly market price ranges and the trading volumes of the Common Shares in 2024, as reported by the TSX:

Month	High ($/Common Share)	Low ($/Common Share)	Volume (Common Shares)
January	24.88	21.54	719,657
February	25.75	22.45	734,124
March	30.07	23.61	989,377
April	34.98	28.42	1,094,758
May	37.69	30.01	1,222,613
June	37.00	30.58	823,932
July	33.93	30.12	607,994
August	33.57	28.00	685,871
September	30.76	26.25	855,550
October	29.16	26.29	760,362
November	33.12	27.08	773,947
December	31.64	27.00	603,141

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RISK FACTORS

The risks set out below are not an exhaustive list and should not be taken as a complete summary or description of all of the risks associated with Strathcona's business and its industry generally. Any of the following risks could materially and adversely affect Strathcona's business, financial condition or results of operations. Additional risks and uncertainties not currently known to Strathcona or those it currently views to be immaterial may also materially and adversely affect Strathcona's business, financial condition or results of operations.

Risks Relating to Strathcona's Business

Financial and Operational Risks

Strathcona's operating results and the value of its reserves depend, in part, on the operating costs of Strathcona's core assets, including assets within the Cold Lake Segment, the Lloydminster Segment and the Montney Segment, which may significantly vary from those currently anticipated. If such operating costs increase or Strathcona does not achieve its expected revenues, Strathcona's earnings and cash flow will be reduced and its business and financial condition may be materially adversely affected. Other principal factors which could affect Strathcona's operating results include, among others:

•	a decline in crude oil, natural gas or NGL prices;

•	the impact of inflation and related monetary policy, including interest rate increases;

•	lower than expected reservoir performance, including, but not limited to, lower oil production rates and/or higher residual oil saturation ("SORs"), or the inability to recognize continued or increased efficiencies from Strathcona's processing plant enhancements, debottlenecking and brownfield expansions;

•	reduced access to or an increase in the cost of diluent;

•	an increase to fuel and utilities costs used in operations, including in the steam generation process;

•	the reliability and maintenance of Strathcona's facilities, environmental compliance requirements and the release and remediation of contaminants from Strathcona's facilities;

•	the availability of pipeline capacity and other transportation, processing and storage facilities for Strathcona's production;

•	the safety and reliability of the pipeline networks that export crude oil and natural gas from Western Canada (including the Trans Mountain Pipeline, Keystone Pipeline, Rockies Express Pipeline and Enbridge Mainline), other feeder pipelines, tankage, railways and railcars and trucks that transport Strathcona's products;

•	the cost of, and access to, disposal of certain by-products;

•	the availability and cost of insurance and the inability to insure against certain types of losses;

•	severe weather or catastrophic events such as fires, lightning, earthquakes, extreme cold weather, storms or floods and other impacts due to climate change;

•	seasonal weather patterns and the corresponding effects of the spring thaw or lack of winter freeze and wet weather conditions on access to Strathcona's properties;

•	the availability of water supplies and the ability to transmit power on the electrical transmission grid;

•	the need to replace significant portions of existing wells, referred to as "workovers," or the need to drill additional wells;

•	changes in the political landscape and/or legal and regulatory and/or royalty or tariff regimes in Canada, the U.S. and elsewhere;

•	significant fluctuations in currency exchange rates;

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•	the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation, including GHG emissions (including carbon tax policy and legislated emissions caps) and production curtailments, if any;

•	the overall economic environment and the corresponding impact on the overall level of energy demand;

•	the ability to obtain required approvals and permits for Strathcona's existing and future projects;

•	access to refining markets for Strathcona's oil production;

•	the cost of chemicals used in Strathcona's operations, including, but not limited to, in connection with water and/or oil treatment facilities;

•	the availability and cost of services and equipment used in the maintenance and development of Strathcona's assets; and

•	the effect of energy conservation efforts and the price, availability, and acceptance of alternative energies, including renewable energy.

Timing and Cost of Projects

Strathcona has identified several brownfield facility expansion projects. Ramp up in production from these projects, subsequent production enhancement and other projects may not be completed on time or at all, and the costs associated with additional phases and other projects may be greater than Strathcona currently expects.

Strathcona's other projects may also suffer from delays, cancellations, interruptions or increased costs due to many factors, some of which may be beyond Strathcona's control, including (without limitation):

•	future capital expenditures to be made by Strathcona, availability of or lack of economic metrics to fund such expenditures and/or a determination by Strathcona not to devote capital expenditures to or to not proceed with, or delay, development of a given project of Strathcona;

•	engineering, construction and/or procurement performance falling below expected levels of output or efficiency;

•	additional requirements imposed by changes in laws, including environmental laws and regulations;

•	denial or delays in the receipt of regulatory approvals or non-compliance with conditions imposed by regulatory approvals;

•	increased ability for local communities or individuals to object to or delay project approvals;

•	labour disputes or disruptions, declines in labour productivity or the unavailability of, or increased cost of, skilled labour;

•	increases in the cost of materials;

•	changes in project scope or errors in design;

•	the availability of and access to drilling equipment or other equipment necessary for the development and maintenance of Strathcona's assets; and

•	severe weather or catastrophic events such as fire, earthquakes, extreme cold weather, storms or explosions.

If any of the above events occur, they could have a material adverse effect on Strathcona's ability to continue the development of its existing assets or other future projects, which could materially adversely affect its business, financial condition, results of operations and prospects. In addition, if any of Strathcona's expansion projects do not become operational after it has made significant investments therein, Strathcona's operations may not generate sufficient revenue to support its capital structure.

Access to Capital

Strathcona anticipates making substantial capital expenditures for the acquisition, exploration, development and production of crude oil and natural gas reserves in the future. As future capital expenditures will be financed using cash generated from operations, borrowings and possible future equity offerings, Strathcona's ability to do so is dependent on, among other factors:

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•	the overall state of, and access to, the capital markets;

•	commodity prices;

•	interest rates;

•	royalty rates; and

•	tax burden due to current and future tax laws.

Further, if Strathcona's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. The conditions in, or affecting, the crude oil and natural gas industry have negatively impacted the ability of crude oil and natural gas exploration and production companies, including Strathcona, to access additional financing and/or the cost thereof. There can be no assurance that any financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if any such financing is available, that it will be on terms acceptable to Strathcona. The inability of Strathcona to access sufficient capital for its operations could have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Debt Service Obligations

The Bank Credit Facilities, the Letter of Credit Facility and the Note Indenture contain certain restrictive covenants. Upon the occurrence of any event of default or demand for payment under the Bank Credit Facilities or the Note Indenture, as applicable, Strathcona's creditors could elect to declare all amounts outstanding, together with accrued interest, to be immediately due and payable and to terminate any commitments to extend further credit. If the lenders under the Bank Credit Facilities or the Letter of Credit Facility or holders of the Senior Notes accelerate the payment of Strathcona's indebtedness outstanding thereunder, Strathcona's assets may not be sufficient to repay in full such indebtedness and its other indebtedness. The restrictions in the Bank Credit Facilities, the Letter of Credit Facility and the Note Indenture may adversely affect Strathcona's ability to finance its future operations and capital requirements and to pursue available business opportunities. Moreover, any new indebtedness that Strathcona incurs may impose financial restrictions and other covenants on it that may be more restrictive than the covenants in place under the Bank Credit Facilities, the Letter of Credit Facility and the Note Indenture.

Strathcona's level of indebtedness could affect its operations in several ways, including the following:

•	requiring Strathcona to dedicate a substantial portion of its cash flow from operations to service its debt obligations, thereby reducing the cash available to finance its operating, growth and investing activities;

•	limiting management's discretion in operating Strathcona's business and its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

•	increasing Strathcona's vulnerability to downturns and adverse developments in its business and industry;

•	limiting Strathcona's ability to raise capital on favourable terms;

•	limiting Strathcona's ability to raise available financing, make investments, lease equipment, sell assets and engage in business combinations;

•	making Strathcona vulnerable to increases in interest rates;

•	putting Strathcona at a competitive disadvantage relative to its competitors; and

•	making it more difficult for Strathcona to satisfy its obligations under the agreements governing its other indebtedness, including the Bank Credit Facilities, the Letter of Credit Facility and the Note Indenture.

Additional Indebtedness

In the future, Strathcona and its subsidiaries may incur substantial additional indebtedness (including additional secured indebtedness). The Bank Credit Facilities and the Note Indenture contain restrictions on the incurrence of additional indebtedness; however, these restrictions are subject to waiver, and a number of significant qualifications and exceptions, and indebtedness incurred in compliance with these restrictions could be substantial.

Any increase in Strathcona's level of indebtedness will have several important effects on its future operations, including, without limitation:

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•	whether Strathcona will have sufficient cash to support the payment of interest on all of its outstanding indebtedness;

•	increasing Strathcona's vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and

•	limiting Strathcona's ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes.

Compliance with Financial Assurance Covenants

Strathcona has contracts for gas processing and pipeline transportation in place with third parties which contain certain financial assurances. Depending upon Strathcona's capitalization, liquidity position and state of operational performance at certain times, Strathcona may not be in a position to comply with the financial assurance covenants contained within these agreements, which may require it to provide, or increase security to the third parties it has contracted with including, but not limited to, letters of credit.

Uncertainty of Development and Production of Reserves

The substantial majority of Strathcona's total reserves are non-producing and/or undeveloped. These reserves may not ultimately be developed or produced, either because it may not be commercially viable to do so or for other reasons. Furthermore, not all of Strathcona's undeveloped or developed non-producing reserves may be ultimately produced at the time periods Strathcona has planned, at the costs Strathcona has budgeted or at all. A determination by Strathcona not to proceed with, or to delay, the development of a given project of Strathcona may result in certain reserves of Strathcona pertaining to such project being reclassified.

Sufficiency of Cash Flows

Given the volatility associated with Strathcona's business and industry, its future cash flow may be insufficient to meet its debt obligations and other commitments. Any insufficiency could negatively impact its business. A range of economic, competitive, business and industry factors, including those beyond Strathcona's control, will affect its future financial performance, and, as a result, its ability to generate cash flow from operations and to pay its debt obligations.

If Strathcona's cash flows and capital resources are insufficient to fund its debt service obligations and other commitments, Strathcona may be forced to reduce or delay planned investments and capital expenditures, or to sell assets, seek additional financing in the debt or equity markets or restructure or refinance its indebtedness. Strathcona's ability to restructure or refinance its indebtedness will depend on the condition of the capital markets and its financial condition at such time. Any refinancing of Strathcona's indebtedness could be at higher interest rates and may require Strathcona to comply with more onerous covenants, which could further restrict its business operations, or ability to pay dividends or distributions to shareholders. The terms of existing or future debt instruments may restrict Strathcona from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on Strathcona's outstanding indebtedness on a timely basis would likely result in a reduction of Strathcona's credit rating, which could impact its ability to incur additional indebtedness. In the absence of such operating results and resources, Strathcona could face substantial liquidity problems and may be required to dispose of material assets or operations to meet its debt service and other obligations. The Bank Credit Facilities and the Note Indenture restrict Strathcona's ability to dispose of assets and use the proceeds from the disposition. Strathcona may not be able to consummate those dispositions or obtain the proceeds that it could have realized from them and any proceeds may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit Strathcona to meet its debt service obligations.

Benefits and Effects of Acquisitions

Strathcona has completed acquisitions of other businesses and assets and considers acquisitions and dispositions of assets in the ordinary course of business. Achieving the benefits of acquisitions depends on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner and Strathcona's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses, assets and related operations with those of Strathcona. The integration of acquired businesses and assets may require substantial management effort, time and resources, diverting management's focus from other strategic opportunities and operational matters. In particular, acquisitions of mineral leases, as well as the exploration and development of land subject to such leases, may require substantial capital or the incurrence of substantial additional indebtedness. Furthermore, certain acquisitions, in particular those that are higher risk/higher growth assets and the development of those acquired assets, may require more capital than anticipated from Strathcona, and Strathcona may not receive cash flows from operations from these acquisitions for several years, or may receive cash flow in an amount less than anticipated. Any acquisitions may not ultimately increase Strathcona's reserves or result in any additional production, and if Strathcona consummates any future acquisitions, it may need to change its anticipated capital expenditure programs and the use of Strathcona's capital resources. Additionally, such acquisitions may result in Strathcona's capitalization

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and results of operations changing significantly. Shareholders will not have the opportunity to evaluate the economic, financial and other relevant information that Strathcona will consider in determining the application of its funds and other resources with respect to such acquisitions. Further, Strathcona may not be able to obtain or realize upon contractual indemnities from a seller or third party insurer for liabilities created prior to an acquisition and Strathcona may be required to assume the risk of the physical condition of, as well as any environmental and other liability associated with, the properties that may not perform in accordance with its expectations.

Reserves Replacement

Strathcona's crude oil and natural gas reserves are a depleting resource and will decline as such reserves are produced. As a result, Strathcona's long-term commercial success depends on its ability to find, acquire, develop and commercially produce crude oil and natural gas reserves. The business of exploring for, developing or acquiring reserves is capital intensive. If external sources of capital become limited or unavailable on commercially reasonable terms, Strathcona's ability to make the necessary capital investments to maintain or expand its crude oil and natural gas reserves may be impaired. Future crude oil and natural gas exploration may involve unprofitable efforts, not only from unsuccessful wells, but also from wells that are productive but do not produce sufficient petroleum substances to return a profit. Completion of a well does not assure a profit on the investment. Drilling hazards or environmental liabilities or damages could greatly increase the cost of operations, and various field operating conditions may adversely affect production from successful wells. These conditions include delays or failure in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow from operating activities to varying degrees.

There is no assurance Strathcona will be successful in developing its reserves or acquiring additional reserves at acceptable costs. Without these reserves additions, Strathcona's reserves will be depleted, and as a consequence, production from and the average reserve life of Strathcona's properties will decline, which may adversely affect Strathcona's business, financial condition, results of operations and prospects.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of proved and probable reserves, quantities of contingent resources and future net revenues to be derived therefrom, including many factors beyond Strathcona's control. The reserves, contingent resources and future net cash flow summarized herein have been independently evaluated by McDaniel. These evaluations include a number of factors and assumptions made as of the date on which the evaluation is made such as geological and engineering estimates which have inherent uncertainties, the effects of regulation by governmental agencies, initial production rates, production decline rates, ultimate recovery of reserves and contingent resources, timing and amount of capital expenditures, marketability of production, current and forecast prices of crude oil, natural gas, and NGLs, Strathcona's ability to transport its product to various markets, operating costs, abandonment and salvage values and royalties and other government levies that may be imposed over the producing life of the reserves and contingent resources. Many of these assumptions are subject to change and may not, over time, prove to be accurate. Strathcona's actual production, revenues, taxes, and development and operating expenditures with respect to its reserves and contingent resources will vary from estimates and such variations could be material.

Estimates with respect to reserves and contingent resources that may be developed and produced in the future are often based upon volumetric calculations, probabilistic and deterministic methods and analogy to similar types of reserves and contingent resources, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves and contingent resources based on production history will result in variations, which may be material, from current estimated reserves and contingent resources.

Reserves estimates may require revision based on actual production experience. Such figures have been determined based on assumed commodity prices and operating costs. Market price fluctuations of heavy oil, diluent and natural gas may impact the recovery of certain grades of heavy oil. The present value of Strathcona's estimated future net revenue disclosed herein and in the McDaniel Report should not be construed as the fair market value of Strathcona's reserves or contingent resources, as applicable.

Transportation Infrastructure Capacity and/or Regulatory Constraints

Strathcona delivers its products through gathering and processing facilities, pipeline systems and terminals and trucking and rail networks. The amount of crude oil and natural gas that Strathcona can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering and processing facilities, pipeline systems and trucking and railway networks. The lack of firm pipeline capacity, production limits and capacity limits in gathering and processing facilities

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continues to affect the crude oil and natural gas exploration and production industry and limits the ability to transport produced crude oil and natural gas to market. In addition, the pro-rationing of capacity on inter-provincial pipeline systems continues to affect the ability of crude oil and natural gas exploration and production companies to export crude oil and natural gas, and could result in Strathcona's inability to realize the full economic potential of its products or in a reduction of the price offered for Strathcona's production. Unexpected shutdowns or curtailment of the capacity of pipelines for maintenance or integrity work, because of actions taken by regulators or for any other reason could also affect Strathcona's production, operations and financial results. As a result, many producers have considered rail lines as an alternative means of transportation. Announcements and actions taken by the federal government and the provincial governments of British Columbia, Alberta and Saskatchewan relating to the approval of infrastructure projects may continue to intensify, leading to increased challenges to interprovincial and international infrastructure projects moving forward.

Derailments in North America of trains transporting crude oil have caused various regulatory agencies and industry organizations, as well as federal, provincial, state and municipal governments, to focus attention on transportation by rail of flammable liquids, including crude oil. Any changes to existing laws and regulations, or promulgation of new laws and regulations, including any voluntary measures by the rail industry, that result in new requirements for the design, construction or operation of tank cars used to transport crude oil may reduce the ability of railway lines to alleviate pipeline capacity issues and could increase Strathcona's costs of doing business and limit its ability to transport and sell its crude oil at favorable prices at market centers throughout North America, the consequences of which could have a material adverse effect on Strathcona's financial condition, results of operations and cash flows. As the amount of crude oil shipped by rail has increased, there have been a number of regulatory and safety developments which may affect the cost and availability of crude oil rail shipments moving forward. Strathcona exports crude oil and natural gas from Canada to the U.S. using railroads. In the U.S., any transportation by rail is subject to regulation by the United States Pipeline Hazardous Materials and Safety Administration ("PHMSA") and the Federal Railroad Administration ("FRA") of the United States Department of Transportation under the Hazardous Materials Regulations at 49 Code of Federal Regulations Parts 171-180, including Emergency Orders by FRA and new regulations being proposed by PHMSA, arising due to the consequences of train accidents and the increase in the rail transportation of flammable liquids. In Canada, transportation by rail is generally subject to regulation by Transport Canada pursuant to the Railway Safety Act (Canada) and the Transportation of Dangerous Goods Act (Canada) and numerous regulations enacted under each of those acts. In addition, any derailment of crude oil that Strathcona has sold or is shipping may result in claims being brought against Strathcona that may involve significant liabilities. Strathcona's crude-by-rail shipments may also be impacted by service delays, inclement weather or blockades which could adversely impact its crude oil sales volumes or the price received for its production.

A portion of Strathcona's production may, from time to time, be processed through facilities owned by third parties or joint ventures with third parties over which Strathcona does not have full control, including (without limitation):

•	gathering pipelines for the transport of crude oil, natural gas, diluent, and NGLs;

•	availability, reliability and cost of rail transportation of the Company's heavy crude, including impacts from workers strikes and derailments;

•	processing and storage facilities;

•	power transmission grids supplying and exporting electricity; and

•	other third party transportation infrastructure such as roads, rail, airstrips, terminals and vessels.

From time to time these facilities may discontinue or decrease operations either as a result of normal servicing requirements or as a result of unexpected events. A discontinuation or decrease of operations could have a material adverse effect on Strathcona's ability to process its production and deliver its production for sale.

Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities could have a material adverse effect on Strathcona's business, financial condition, results of operations, cash flows and prospects.

A large portion of the heavy oil produced in Strathcona's heavy oil division is transported by rail, without direct access to pipeline. If access to rail transportation is interrupted due to rail car scheduling delays, worker strikes, train derailments or any other reason Strathcona may be forced to divert its crude oil to lower value end markets while bearing higher transportation costs, or procure alternative and potentially more expensive means of transportation in order to satisfy volume requirements under its supply agreements.

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Litigation

Strathcona is and may in the future be the subject of litigation arising out of Strathcona's business activities and/or operations. Various types of claims may be raised in these proceedings, including, but not limited to, environmental damage, breach of contract, tax, employment matters and in relation to an attack, breach or unauthorized access to Strathcona's information technology and infrastructure. There is also a risk that Strathcona could face litigation initiated by third parties relating to climate change, including litigation pertaining to GHG emissions and the disclosure thereof, or the production, sale or promotion of fossil fuels and petroleum products. Claims under any such litigation may be material. The outcome of such litigation may result in unfavourable outcomes for Strathcona, including fines, sanctions, assessments of additional taxes (including interest and penalties) and other monetary damages against Strathcona or Strathcona's directors, officers or employees, and may otherwise materially affect Strathcona's financial condition or operations. Strathcona and its management may be required to incur significant expenses or devote significant time and resources in defence of any litigation. To the extent that potential exposure to liability is not covered by insurance or insurance coverage is inadequate, Strathcona may incur losses that could be material to its financial position or results of operations in future periods. Even if Strathcona prevails in any such current or future legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from business operations, which could have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Diluent Supply

Heavy crude oil has a high specific gravity or weight and high viscosity or resistance to flow. Diluent is required to facilitate the processing and transportation of heavy crude oil within a pipeline network. While Strathcona's Montney Segment produces condensate, any shortage of condensate may cause Strathcona's operating and transportation costs to increase, as the price of purchased diluent would increase.

Operational Hazards and Other Risks

Strathcona's crude oil and natural gas production properties and projects have experienced and will continue to be subject to the customary hazards of recovering, transporting and processing hydrocarbons such as fires, explosions, gaseous leaks, migration of harmful substances, blowouts, loss of containment and spills. In addition, the geological characteristics and integrity of the bitumen, heavy crude oil and natural gas reservoirs are inherently uncertain. High pressure stimulation techniques, such as the injection of steam or fracturing fluids into reservoirs under significant pressure may result in unforeseen damage to reservoirs that could result in blowouts or oil or liquid leaks. A casualty occurrence might result in the loss of equipment or life, as well as injury, property damage or the interruption of Strathcona's operations. In addition, Strathcona's operations are subject to risks associated with hydraulic fracturing, including mishandling, surface spillage or potential underground migration of fracturing fluids, including chemical additives, and induced seismicity.

Although Strathcona maintains insurance in accordance with prudent industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, certain risks are not, in all circumstances, insurable or, in certain circumstances, Strathcona may elect not to obtain insurance to cover specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to Strathcona. The occurrence of a significant event that Strathcona is not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Industry Competition

The Canadian, North American and international crude oil and natural gas industry is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the acquisition of leases and the distribution and marketing of petroleum products. Some producers may have lower operating costs than Strathcona and many producers have greater resources to source, attract and retain the personnel, materials and services that Strathcona requires to conduct its operations. The crude oil and natural gas industry also competes with other industries in supplying energy, fuel and related products to consumers. Some of these industries benefit from reduced regulation, lower taxes and subsidies. In addition, certain of these industries are less capital intensive.

Expansion of existing operations and development of new projects could significantly increase the supply of competing crude oil and natural gas products in the marketplace. Depending on the levels of future demand, increased supplies could have a negative impact on crude oil and natural gas pricing and, accordingly, Strathcona's results of operations, financial condition and prospects. In addition, the industry's expansion of existing operations and development of new projects could materially increase the costs of inputs such as natural gas, diluent, labour, equipment, materials or services which may, in turn, have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Crude oil and natural gas exploration and development activities are dependent on a range of operational and nonoperational factors of production. These include drilling rigs and related equipment, qualified personnel, processing facilities and refineries, transportation facilities and other equipment, many of which are controlled by third parties and which Strathcona has no

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assurance of obtaining access to. Strathcona competes with a substantial number of other organizations for access to these resources, many of which have greater technical and financial resources than Strathcona. There is no assurance that Strathcona will obtain or maintain such access and at an economically viable cost, in a sufficient quantity or at all. Such competition may delay Strathcona's exploration and development activities.

Future Drilling Activity

Strathcona's management team has identified drilling locations as an estimation of Strathcona's future development activities on its existing acreage. These identified drilling locations represent a significant part of Strathcona's growth strategy. Strathcona's ability to drill and develop these identified drilling locations depends on a number of uncertainties, including crude oil, natural gas and NGL prices, the availability and cost of capital, drilling and production costs, the availability of drilling services and equipment, drilling results, lease expirations, gathering systems, marketing and transportation constraints, regulatory approvals and other factors. If commodity prices become depressed or decline, a number of Strathcona's drilling locations may become uneconomic. In that case, Strathcona may determine not to drill locations that remain capable of economic production until commodity prices recover. Due to these uncertain factors, there can be no assurance that identified drilling locations will ever be drilled or that Strathcona will be able to produce crude oil, natural gas or NGL from these drilling locations. In addition, unless production is established within the spacing units covering the undeveloped acres on which some of the identified locations are located, the leases for such acreage will expire. Therefore, Strathcona's actual drilling activities may materially differ from those presently identified.

Expiration of Mineral Leases and Surrender of Lands

The termination or expiration of Strathcona's licenses or leases may have a material adverse effect on Strathcona's business, financial condition, results of operations, cash flows and prospects, and in particular for its thermal oil production, where a license or lease would be more difficult and costly to reinstate compared to leases or licenses for properties with conventional crude oil and natural gas reserves. If Strathcona or the holder of the license or lease fails to meet the specific requirement of the license or lease, the license or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each license or lease will be met.

In Alberta, oil sands primary leases are issued for a 15-year term, and an application for continuation may be made during the last year of the term of the lease or at any time during the lease with the consent of the Minister of Energy. For the continuation of a primary lease, the lessee is required to provide all production data in those sections to the Minister of Energy. If a lease is designated as "producing", it will continue for its productive life and will not be subject to escalating rentals. A lease designated as "non-producing" can be continued by payment of escalating rentals. An escalating rental is calculated based on the area of the lease location.

Strathcona's Saskatchewan thermal oil production is governed by conventional petroleum leases, and the continuation of a lease requires either production or for a non-producing lease to be included in an EOR Project or Designated Heavy Oil Area (each as defined in the Oil and Gas Tenure Registry Regulations (Saskatchewan)).

SAGD Extraction

The recovery of crude oil using the SAGD process is subject to uncertainty. Current SAGD technology for in situ extraction of crude oil or reservoir injection requires significant consumption of natural gas or other fuels to produce steam for use in the recovery process. The amount of steam required in the production process can vary and impact costs significantly. In addition, the geological characteristics and integrity of the crude oil reservoirs are inherently uncertain. The injection of steam into reservoirs under significant pressure may cause fluid containment issues and unforeseen damage to reservoirs, resulting in large steam losses in parts of the reservoir where caprock may be compromised or at connected reservoir thief zones, such as bottom water and top gas and/or water. Should these adverse reservoir conditions be encountered, the crude oil recovery levels achieved by Strathcona may be negatively impacted. There can be no assurance that Strathcona's operations will produce crude oil at the expected levels or on schedule. The quality and performance of the crude oil reservoir can also impact the SOR and the timing and levels of production. New or additional carbon emission pricing systems, carbon taxes or similar costs could significantly increase operating costs or reduce output in Strathcona’s SAGD projects.

Seismic Data

Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater pre-drilling investments than traditional drilling strategies, and Strathcona could incur losses as a result of such investments. As a result, Strathcona's drilling activities may not be successful or economical.

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Technological Advancements in the Crude Oil and Natural Gas Industry

The crude oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before Strathcona. There can be no assurance that Strathcona will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by Strathcona or implemented in the future may become obsolete. In such case, Strathcona's business, financial condition and results of operations could be materially adversely affected. If Strathcona is unable to utilize the most advanced commercially available technology, its business, financial condition, results of operations and prospects could also be materially adversely affected.

Royalty Regimes

Strathcona's cash flows will be directly affected by the applicable royalty regime. The Provinces of Alberta, British Columbia and Saskatchewan each receive royalties on the production of natural resources from lands within its provincial boundaries in which it owns the mineral rights that are linked to price and production levels and that apply to both new and existing thermal oil production projects.

In addition to royalties paid to the Governments of Alberta, British Columbia and Saskatchewan, Strathcona has sold a number of contingent gross overriding royalties over lands in its Cold Lake Segment and the Plover Lake SAGD lands in its Lloydminster Segment. Each royalty is based on a sliding scale of 2.5% to 15.0%, which is related to the price of crude oil. The minimum rate of 2.5% is triggered at US$60 per barrel of WCS and the maximum rate of 15.0% at US$100 per barrel of WCS. The royalty is 0% at commodity prices below U.S.$60 per barrel of WCS.

Government regulation of royalties is subject to change for a number of reasons, including, among other things, political factors. An increase in royalties would reduce Strathcona's earnings and could make future capital investments or Strathcona's operations uneconomic and could make it more difficult to service and repay Strathcona's debt. Any material increase in royalties would also significantly reduce the value of Strathcona's assets.

Indigenous Land and Rights Claims

Opposition by Indigenous groups to the conduct of Strathcona's operations, development, or exploratory activities in any of the jurisdictions in which Strathcona conducts business may negatively impact it in terms of public perception, diversion of management's time and resources, legal and other advisory expenses, and could adversely impact Strathcona's progress and ability to explore and develop properties.

Certain Indigenous groups have claimed aboriginal title and rights to a substantial portion of Western Canada. Certain Indigenous groups have filed various claims against the Governments of Canada, Alberta, British Columbia and Saskatchewan, and certain governmental entities claiming, among other things, aboriginal title to large areas of lands. Such claims and other similar claims that may be initiated, if successful, could have material adverse effects on Strathcona's projects. The process of addressing such claims, regardless of the outcome, is generally expensive and time consuming and could result in delays in Strathcona's projects, which could have a material adverse effect on Strathcona's business and financial results. In addition to such claims, some of Strathcona's projects are situated within Indigenous traditional land use areas, which may require Strathcona to consult with Indigenous groups prior to receiving regulatory approvals or renewals of regulatory approvals. Additional consultation could result in regulatory delays or refusal, which could also have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

In Canada, the federal and provincial governments have a duty to consult and, when appropriate, accommodate Indigenous peoples when the interests of the Indigenous peoples may be affected by a federal or provincial government action or decision. The scope of the duty to consult by federal and provincial governments varies with the circumstances and is often the subject of ongoing litigation. The fulfillment of the duty to consult Indigenous people and any associated accommodations may adversely affect Strathcona's ability to, or increase the timeline to, obtain or renew permits, leases, licences and other approvals, or to meet the terms and conditions of those approvals. For example, regulatory authorities in British Columbia ceased granting approvals, and, in some cases, revoked existing approvals, for, among other things, crude oil and natural gas activities relating to drilling, completions, testing, production, and transportation infrastructure following a British Columbia Supreme Court decision that determined that the cumulative impacts of government-sanctioned industrial development on the traditional territories of an Indigenous group in northeast British Columbia breached that group's treaty rights. Following that decision, the Government of British Columbia signed an implementation agreement with that Indigenous group to address the cumulative effects of development on that group's claim area through restoration work, establishment of areas protected from industrial development, and a constraint on development activities. These measures, which are expected to form the basis of similar arrangements with other Indigenous groups in British Columbia, are expected to remain in place while a long-term cumulative effects management regime is implemented. The long-term impacts of, and associated risks with, the court decision and arrangements with Indigenous groups to address the cumulative effects of development on claimed lands on the Canadian crude oil and natural gas industry and Strathcona remain uncertain.

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In 2022, a similar lawsuit was filed in Alberta, claiming cumulative effects from industry, agriculture and settlement, which violate their treaty rights. The claim advances many of the same grounds as that which were decided in British Columbia.

In addition, the Canadian federal government has introduced legislation to implement UNDRIP. Other Canadian jurisdictions, including British Columbia, have also introduced or passed similar legislation, or begun considering the principles and objectives of UNDRIP, or may do so in the future. The means and timelines associated with UNDRIP's implementation by the government are uncertain; additional processes may be created or legislation amended or introduced associated with project development and operations, further increasing uncertainty with respect to project regulatory approval timelines and requirements.

Title Defects

Strathcona reviews title internally but has not obtained external title opinions in respect of the mineral leases that it intends to develop and, accordingly, Strathcona's ownership of the leases could be subject to prior unregistered agreements or interests, or claims or interests of which Strathcona is currently unaware. If such an event were to occur, Strathcona's rights to the production and reserves associated with such leases could be jeopardized, which could have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Seasonality and Weather

The level of activity in the Canadian crude oil and natural gas exploration and production industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain crude oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. The impacts of climate change may decrease the length of time these areas are accessible. There can be no assurance that seasonal and climate change factors will not adversely affect the timing and scope of Strathcona's exploration and development activities, which could, in turn, have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Net Present Value of Reserves

Readers should not assume that the PV-10 of Strathcona's proved reserves is the current market value of its estimated crude oil, natural gas and NGL reserves. NI 51-101 permits disclosure of the PV-10 of Strathcona's proved and proved plus probable reserves using forecast prices and costs. The forecast prices and costs used as at the effective date of the McDaniel Report may not reflect current forecast prices and costs. Actual future net cash flows from properties will be affected by factors such as:

•	the actual prices Strathcona receives for crude oil, natural gas and NGLs;

•	the actual cost of development and production expenditures;

•	the amount and timing of actual production; and

•	changes in governmental regulations, royalties or taxation.

The timing of both Strathcona's production and Strathcona's incurrence of expenses in connection with the development and production of crude oil, natural gas and NGL properties will affect the timing and amount of actual future net revenues from proved and probable reserves, and thus their actual present value. In addition, the 10% discount factor Strathcona uses when calculating PV-10 may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with Strathcona or the crude oil and natural gas industry in general. Actual future prices and costs may differ materially from those used in the present value estimates included in this Annual Information Form, which could have a material adverse effect on the value of Strathcona's reserves.

Disposition of Non-Strategic Assets

Strathcona's ability to dispose of non-strategic assets, such as acreage that Strathcona does not intend to place on its drilling schedule prior to lease expirations, could be affected by various factors, including the availability of purchasers willing to purchase the non-strategic assets at prices acceptable to Strathcona. In addition, depending on the market conditions for such non-core assets, Strathcona may realize less on a disposition than the carrying value of such assets on Strathcona's financial statements.

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Sellers often retain certain liabilities or agree to indemnify buyers for certain matters in divestiture transactions. The magnitude of such retained liabilities or indemnification obligations may be difficult to quantify at the time of the transaction and, ultimately, may be material.

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Risks Relating to the Securities of Strathcona

Volatility in market price of the Common Shares

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond Strathcona's control, including actual or anticipated fluctuations in Strathcona's financial results, recommendations by securities research analysts, changes in the economic performance or market valuations of other companies that investors deem comparable to Strathcona, the loss or resignation of members of management or the Board and other key personnel of Strathcona, sales or perceived sales of additional Common Shares, significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Strathcona or its competitors where Strathcona does not realize its anticipated benefits from such transaction, trends, concerns, technological or competitive developments, regulatory changes and other related issues in the oil and natural gas industry, and actual or anticipated fluctuations in interest rates.

Dividends

Any future payment of dividends is not guaranteed and could fluctuate with the performance of Strathcona. The Board will have the discretion to declare the payment of dividends and determine the amount of any such dividends, if any, to be declared and paid to shareholders. Strathcona may alter its dividend policy at any time, including the stated debt target at which further shareholder returns may be considered, and the payment of dividends will depend on, among other things, income and cash flow generated by Strathcona, financial requirements for Strathcona's operations and the execution of its growth strategy, capital investment requirements, debt service requirements, debt covenants, the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends and other business considerations as the Board considers relevant. Further, the Company's ability to pay dividends will be subject to applicable laws, the covenants and restrictions under the Bank Credit Facilities and the Note Indenture and to any prior right to dividend, interest or other distribution payments in favour of any other securityholders.

Over time, Strathcona's capital and other cash flow requirements may change significantly from its current requirements, which could affect whether Strathcona pays dividends and the amount of dividends, if any, it may pay in the future. There can be no assurance that Strathcona will continue to pay dividends in the future.

Negative impact of additional sales or issuances of Common Shares

The WEF Shareholders may sell Common Shares from time to time and are not required to consider the potential negative impact of such sales on the trading price of the Common Shares or Strathcona in general. The WEF Investment Rights Agreement provides for demand registration rights in favour of the WEF Investors that enable the WEF Investors to require Strathcona to qualify by prospectus all or a portion of the Common Shares held, directly and indirectly, by the WEF Investors for a distribution to the public in Canada. The WEF Investment Rights Agreement also provides the WEF Investors with piggyback registration rights. Where Strathcona proposes to make a distribution, for its own account or for the account of any other holder of securities of Strathcona, the WEF Investors have the right to include a specified number of their Common Shares in the distribution, subject to certain limitations. Sales of Common Shares owned, directly and indirectly, by the WEF Investors pursuant to the WEF Investment Rights Agreement or otherwise could exert downward pressure on the trading price of the Common Shares and could impair the future ability of Strathcona to raise capital through the sale of its equity securities.

Additionally, the Board may issue an unlimited number of Common Shares without any vote or action by the shareholders, subject to the rules of any stock exchange on which Strathcona's securities may be listed from time to time. Strathcona may make future acquisitions or enter into financings or other transactions involving the issuance of securities. If Strathcona issues any additional equity securities, the percentage ownership of existing shareholders will be reduced and diluted and the price of the Common Shares could decline.

Control of Strathcona by the WEF Shareholders

The WEF Shareholders collectively hold approximately 79.6% of the Common Shares. As a result, the WEF Shareholders collectively will have the ability to control (or veto) certain matters submitted to shareholders for approval, including, without limitation, the election and removal of directors, amendments to Strathcona's articles and by-laws and the approval of any business combination. This may negatively affect the attractiveness of Strathcona to third parties considering an acquisition of Strathcona or cause the market price of the Common Shares to decline. The interests of the WEF Shareholders may not in all cases be aligned with interests of Strathcona's other shareholders. In addition, the WEF Shareholders may have an interest in pursuing acquisitions, divestitures and other transactions that, in the judgment of its management, could enhance its equity investment, even though such transactions might involve risks to all of Strathcona's shareholders and may ultimately affect the market price of the Common Shares. So long as the WEF Shareholders or their affiliates continue to own, directly or indirectly,

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a significant amount of the Common Shares, the WEF Shareholders (or their affiliates) will continue to be able to strongly influence or effectively control Strathcona's decisions.

WEF and the WEF Shareholders are in the business of making investments in companies and may acquire interests in businesses that may directly or indirectly compete with certain portions of Strathcona's business or which are suppliers or customers of Strathcona.

Evolving corporate governance, sustainability and reporting requirements may result in increased cost and risk

Strathcona's business will be subject to evolving corporate governance and public disclosure regulations that will increase Strathcona's compliance costs and the risk of non-compliance, which could have an adverse effect on the price of Strathcona's securities, including the Common Shares. Strathcona will be subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian securities regulators, the TSX and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity, making compliance more difficult and uncertain. Further, Strathcona's efforts to comply with these and other new and existing rules and regulations may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Risks Relating to Economic Conditions, Commodity Prices, Differentials and Exchange Rate Fluctuations

Commodity Price Volatility

Strathcona's results of operations and financial condition have been, and in the future will be dependent upon, among other things, the prices that it receives for crude oil, natural gas, and NGLs that it sells. Historically, crude oil markets have been volatile and are likely to continue to be volatile in the future. Crude oil prices, and differentials between world crude oil prices and Canadian heavy crude oil prices, have fluctuated widely during recent years and are subject to fluctuations in response to changes in supply, demand, market uncertainty and other factors that are beyond Strathcona's control, including, but not limited to, macroeconomic conditions, levels of production, domestic and worldwide inventories, demand for crude oil and natural gas, relative price and availability of alternative forms of energy, actions by non-governmental organizations, OPEC and other countries, legislative and regulatory actions, technology developments impacting energy consumption and energy supply, and weather conditions.

Any prolonged period of low crude oil prices, a widening of differentials, or an increase in diluent or utility prices relative to crude oil prices could result in a decision by Strathcona to suspend or slow development activities, to suspend or slow construction or expansion projects or to suspend or reduce production levels. Any of such actions could have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

The market prices for heavy crude oil are lower than the established market prices for light and medium grades of crude oil, due principally to diluent prices and the higher transportation and refining costs associated with heavy crude oil. Also, the market for heavy crude oil is more limited than for light and medium grades of crude oil, making it more susceptible to supply and demand fluctuations. These factors all contribute to price differentials. Future price differentials are uncertain and any widening in heavy crude oil differentials specifically could have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Strathcona assesses the carrying value of its assets to the extent required by the Accounting Standards. If crude oil prices decline or differentials widen, the carrying value of Strathcona's assets could be subject to downward revision, and Strathcona's earnings could be adversely affected by any reduction in such carrying value.

Inflation and Monetary Policy

Strathcona's capital and operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices, and additional government intervention through stimulus spending or additional regulations. Strathcona's inability to manage costs may impact project returns and future development decisions, which could have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

The cost or availability of equipment may adversely affect Strathcona's ability to undertake exploration, development, maintenance and construction projects. The crude oil and natural gas industry is cyclical in nature and is prone to shortages of supply of equipment and services, including drilling rigs, geological and geophysical services, engineering and construction services, major equipment items for infrastructure projects and construction materials generally. These materials and services may not be available when required at reasonable prices. A failure to secure the services and equipment necessary to Strathcona's operations for the expected price, on the expected timeline, or at all, may have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

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Further, higher crude oil and natural gas prices may cause the costs of materials and services to continue to rise. Strathcona cannot predict any future trends in the rate of inflation and a significant increase in inflation, to the extent Strathcona is unable to recover higher costs through higher crude oil and natural gas prices and revenues, would negatively impact Strathcona's business, financial condition and results of operations.

Political and Social Events

Strathcona's results may be adversely impacted by political, legal, or regulatory developments in Canada and elsewhere that affect local operations and local and international markets. Changes in government, government policy or regulations, changes in law or interpretation of settled law, third-party opposition to industrial activity generally or projects specifically, and the duration of regulatory reviews could impact Strathcona's existing operations and planned projects. This includes actions by regulatory bodies or other political actors to delay or deny necessary licenses and permits for Strathcona's activities or restrict the operation of third-party infrastructure that Strathcona relies on. Additionally, changes in environmental regulations, assessment processes or other laws, and increasing and expanding stakeholder (including Indigenous stakeholders) consultation requirements, may increase the cost of compliance or reduce or delay available business opportunities and have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Other government and political factors that could adversely affect Strathcona's financial results include increases in taxes or government royalty rates (including retroactive claims) and changes in trade policies and agreements, including any changes to current tariff regimes and other non-tariff trade barriers. Further, the adoption of regulations mandating efficiency standards, and the use of alternative fuels or uncompetitive fuel components could adversely affect Strathcona's operations. Many governments are providing tax advantages and other subsidies to support alternative energy sources or are mandating the use of specific fuels or technologies. Governments and others are also promoting research into new technologies to reduce the cost and increase the scalability of alternative energy sources, and the success of these initiatives may decrease demand for Strathcona's products.

A change in federal, provincial or municipal governments in Canada may have an impact on the directions taken by such governments on matters that may impact the crude oil and natural gas industry, including the balance between economic development and environmental policy. The crude oil and natural gas industry has become an increasingly politically polarizing topic in Canada, which has resulted in a rise in civil disobedience surrounding crude oil and natural gas development, particularly with respect to infrastructure projects. Protests, blockades and demonstrations have the potential to delay and disrupt Strathcona's activities.

General Economic Conditions, Business Environment and Other Risks

Adverse changes in general economic and market conditions could negatively impact demand for crude oil and natural gas, as well as Strathcona's revenue, operating costs, results of financing efforts, timing and extent of capital expenditures, credit risk and counterparty risk.

The demand for energy, including crude oil, natural gas and NGLs, is generally linked to broad-based economic activities. If there is a slowdown in economic growth, an economic downturn or recession, or other adverse economic or political development in the U.S., Europe, or Asia, there could be a significant adverse effect on global financial markets and commodity prices. Global or national health concerns, including the outbreak of pandemic or contagious diseases may adversely affect Strathcona by reducing global economic activity, thereby resulting in lower demand for crude oil, natural gas and NGLs, impairing its supply chain, for example, by limiting the manufacturing of materials or the supply of goods and services used in Strathcona's operations, and affecting the health of its workforce, rendering employees unable to work or travel. These and other factors disclosed elsewhere in this Annual Information Form affect the supply and demand for crude oil, natural gas and NGLs, and Strathcona's business and industry, and could ultimately have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Conflicts, or conversely peaceful developments, arising in the Middle East (including the conflict between Palestine and Israel), and other areas of the world (including continued hostilities in Ukraine), have a significant impact on the price of oil. Any particular event could result in a material decline in prices and, therefore, could have a material adverse effect on Strathcona's results of operations, financial condition and prospects. For example, certain countries, including Canada and the U.S., have imposed strict financial and trade restrictions against Russia due to the war in Ukraine, which have, and may continue to have, far-reaching effects on the global economy and commodity prices. The short, medium and long-term implications of the war in Ukraine and the conflict in the Middle East are difficult to predict with any certainty at this time.

In addition, the long-term impact of previous terrorist attacks and the threat of future terrorist attacks on the crude oil and natural gas industry in general, and on facilities for the transportation and refinement of crude oil and natural gas in particular, is not known at this time. The possibility that infrastructure and other facilities, such as pipelines, terminals and refineries, may be direct targets of, or indirect casualties of, an act of terror and the implementation of security measures which may be taken as a precaution against possible terrorist attacks have resulted in, and are expected to continue to result in, increased costs to

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Strathcona's business. Furthermore, any interruption in the services provided by infrastructure on which Strathcona relies (such as the Enbridge Mainline) as a result of a terrorist attack would have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Foreign Exchange Rate and Interest Rate Risks

Global crude oil and natural gas prices are quoted in U.S. dollars. The Canadian/U.S. dollar exchange rate, which fluctuates over time, consequently affects the price received by Canadian producers of crude oil and natural gas. Any strengthening of the Canadian dollar relative to the U.S. dollar could negatively impact Strathcona's operating margins and cash flows. Accordingly, exchange rates between Canada and the U.S. could affect the future value of Strathcona's reserves as determined by independent qualified reserves evaluators. Although a low value of the Canadian dollar relative to the U.S. dollar may positively affect the price Strathcona receives for its crude oil, natural gas and NGL production, it could also result in an increase in the price for certain goods used for Strathcona's operations, which may have a negative impact on Strathcona's financial results. Further, any decline in the value of the Canadian dollar relative to the U.S. dollar provides a competitive advantage to U.S. companies acquiring Canadian crude oil and natural gas properties and may make it more difficult for Strathcona to replace reserves through acquisitions.

Fluctuations in exchange rates and interest rates may significantly increase or decrease the amount of debt and interest expense recorded on Strathcona's financial statements, which could have a material adverse effect on Strathcona's results of operations, financial condition and prospects.

Commodity Price, Foreign Exchange and Interest Rate Hedging Arrangements

Strathcona uses physical and financial instruments to hedge its exposure to fluctuations in commodity prices, exchange rates and interest rates. Engagement by Strathcona in such hedging activities will expose it to credit-related losses in the event of non-performance by counterparties to the physical or financial instruments. Additionally, if crude oil or natural gas prices, interest rates or exchange rates increase above or decrease below those levels specified in any hedging agreements, such hedging arrangements may prevent Strathcona from realizing the full benefit of such increases or decreases. In addition, any future commodity hedging arrangements could cause Strathcona to suffer financial loss if it is unable to produce sufficient quantities of the commodity to fulfill its obligations, if it is required to pay a margin call on a hedge contract or if it is required to pay royalties based on a market or reference price that is higher than Strathcona's fixed ceiling price.

To the extent that risk management activities and hedging strategies are employed to address commodity prices, exchange rates, interest rates or other risks, risks associated with such activities and strategies, including counterparty risk, settlement risk, basis risk, liquidity risk and market risk, could impact or negate such activities and strategies, which would have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Climate Change, Environmental and Regulatory Risks

Physical and Transitional Climate Change Risks

Physical risks associated with climate change may include severe changes to weather patterns or catastrophic events such as fires, lightning, earthquakes, extreme cold weather, storms or floods, changes to seasonal weather patterns and the corresponding effects of seasonal conditions and temperatures, any of which may impact Strathcona's operations. See "Risk Factors – Risks Relating to Strathcona's Business – Seasonality and Weather".

Transitional risks include risks associated with a global transition to a less carbon-intensive economy, including changes to laws and regulations, increased activism and public opposition to fossil fuels and oil sands, reduced demand for Strathcona's products and services as new energy technologies are developed and gain prominence, and reputational risks. Reputational risks include numerous factors which could negatively affect Strathcona's reputation, including general public perceptions of the energy industry, negative publicity relating to pipeline incidents, unpopular expansion plans or new projects, opposition from organizations and populations opposed to fossil fuels development, specifically oil sands projects and pipeline projects, including expansions thereof. A negative impact from transitional risks could result in loss of customers, revenue loss, delays in obtaining regulatory approvals for pipelines and other projects, increased operating, capital, financing or regulatory costs, diminished shareholder confidence, continuing changes to laws and regulations affecting Strathcona's business or erosion or loss of public support towards the hydrocarbon-based energy sector. Negative public perception of the Alberta oil sands, where Strathcona's thermal oil production operations are located, may impair the profitability of Strathcona's current or future oil sands projects.

Development of the Alberta oil sands has received considerable attention on the subjects of environmental impact, climate change, water usage, GHG emissions and Indigenous engagement. The influence of anti-fossil fuels activists (with a focus on oil sands) targeting equity and debt investors, lenders and insurers may result in policies which reduce support for or

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investment in the Alberta oil sands sector. Concerns about oil sands, including but not limited to heightened GHG emissions and water and land use practices in oil sands developments may, directly or indirectly, impair the profitability of Strathcona's current thermal oil production projects, and the viability of future thermal oil production projects, by creating significant regulatory uncertainty leading to economic uncertainty in current and future projects and delays relating to the permitting and construction of future projects. In addition, evolving decarbonization policies of institutional investors, lenders and insurers could affect Strathcona's ability to access capital and insurance markets.

In recent years certain institutional investors have stopped or reduced their investments in the Canadian energy industry or only invested in companies that satisfy their green, renewable energy, sustainability or environment, social and governance criteria. Similarly, certain insurance companies have taken actions or announced policies to limit available coverage for companies which derive some or all of their revenue from the oil sands sector. As a result of these policies, premiums and deductibles for some or all of Strathcona's insurance policies could increase substantially. In some instances, coverage may become unavailable or available only for reduced amounts of coverage. As a result, Strathcona may not be able to extend or renew existing policies, or procure other desirable insurance coverage, either on commercially reasonable terms, or at all.

Other negative consequences which could arise as a result of changes to the current regulatory environment include, but are not limited to, changes in environmental and emissions regulation of current and future projects by governmental authorities, which could result in changes to facility design and operating requirements, potentially increasing the cost of construction, operation and abandonment. In addition, legislation or policies that limit the purchase of crude oil produced from the oil sands may be adopted in domestic and/or foreign jurisdictions, which, in turn, may limit the demand for this crude oil, reduce its price and may result in stranded assets or an inability to further develop such crude oil resources.

All of Strathcona's climate-related goals, including those related to GHG emissions, and others associated with diversity, relationships with stakeholders and Indigenous communities, and wildlife habitat reclamation, depend significantly on Strathcona's ability to execute its current business strategy, which can be impacted by the numerous risks and uncertainties associated with Strathcona's business and other industry factors. There is a risk that some or all of the expected benefits and opportunities of achieving some or all of Strathcona's climate-related goals may fail to materialize, may cost more to achieve than anticipated or may not occur within anticipated timeframes. In addition, there are risks that the actions taken by Strathcona in implementing these goals, and in making efforts to achieve such goals, may have a negative impact on Strathcona's business, including adverse impacts on operations or increased costs and capital expenditures, which may in turn negatively impact Strathcona's future operating and financial results.

Protection of Wildlife

Crude oil and natural gas operations in Strathcona's operating areas can be adversely affected by seasonal or permanent restrictions on drilling, well completion or construction activities designed to protect certain species of wildlife. Such restrictions may limit Strathcona's ability to operate in protected areas and can intensify competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages when drilling and well completion activities are allowed. These constraints and the resulting shortages or high costs could delay Strathcona's operations and materially increase its operating and capital costs. Permanent restrictions imposed to protect threatened or endangered species could prohibit drilling and completions in certain areas or require the implementation of expensive mitigation measures. The designation of previously unprotected species as threatened or endangered in areas where Strathcona operates could cause it to incur increased costs arising from species protection measures or could result in limitations on Strathcona's exploration and production activities that could have an adverse impact on its ability to develop and produce its reserves.

Environmental Regulations

All phases of the conventional crude oil and natural gas and thermal oil production business present environmental risks and hazards and are subject to environmental legislation and regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, permit requirements, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with thermal oil production operations and restrictions on water usage and land disruption. The legislation also requires that wells and facility sites be constructed, operated, maintained, abandoned, remediated and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. The discharge of crude oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Strathcona to incur significant costs to remedy such discharge.

There has also been increased activism relating to climate change and public opposition to fossil fuels. The federal government and certain provincial governments in Canada have responded to these shifting societal attitudes by adopting ambitious emissions reduction targets and supporting legislation, including measures relating to carbon pricing, clean energy, and emission standards, reduced water consumption, and alternative energy incentives and mandates. Concerns over climate change, fossil fuel extraction, GHG emissions, and water and land use practices could lead governments to enact additional or

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more stringent laws and regulations applicable to Strathcona and other companies in the energy industry in general. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liabilities and potentially increased capital expenditures and operating costs, and the federal government as well as each of the governments of Alberta, British Columbia and Saskatchewan have imposed more stringent environmental legislation that affects either or both of the conventional crude oil and natural gas and the thermal oil production industries. In addition, there is a risk that the federal and/or provincial governments could pass additional legislation that would tax air emissions or require, directly or indirectly, reductions in air emissions produced by energy industry participants, which Strathcona may be unable to mitigate. Should there be changes to existing laws or regulations, Strathcona's competitive position may be adversely affected in a manner similar to other companies operating within the same industry.

No assurance can be given that future environmental approvals, laws or regulations will not adversely impact Strathcona's ability to develop and operate its thermal oil production projects or increase or maintain production or control its costs of production. Changes to environmental regulations, including regulations relating to climate change, could impact the demand or pricing for Strathcona's products, or could require increased capital expenditures, operating expenses, abandonment and reclamation obligations and distribution costs, which may not be recoverable in the marketplace and which may result in current operations or growth projects becoming less profitable or uneconomic. Equipment which can meet future environmental standards may not be available on an economic or timely basis and instituting measures to ensure environmental compliance in the future may significantly increase operating costs or reduce output. Any requirement to develop or implement new technology in response to future environmental standards could require a significant investment of capital and resources, and any delay in or failure to identify, develop and implement such technologies could prevent Strathcona from being able to operate profitably or being able to successfully compete with other companies.

In addition, no assurance can be given that environmental laws and regulations will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities, or otherwise have a material adverse effect on Strathcona's results of operations, financial condition and prospects (including decreased demand for Strathcona's products and services). Strathcona believes that it is reasonably likely that the trend towards stricter standards in environmental legislation will continue and anticipates that capital and operating costs may materially increase as a result of more stringent environmental laws.

Liability Management Programs

Alberta, Saskatchewan and British Columbia have developed liability management programs designed to prevent taxpayers from incurring costs associated with the suspension, abandonment, remediation and reclamation of wells, facilities and pipelines in the event that a licensee or permit holder is unable to satisfy its regulatory obligations. These programs have historically been based on a comparison of the licensee's regulated assets and associated liabilities. Each province has shifted, or is in the process of shifting, to a more holistic assessment of licensees' capability to comply with regulatory suspension, abandonment, remediation and reclamation obligations, which consider the broader financial health of the licensee, its history of regulatory compliance and the rate at which the licensee has abandoned, remediated and reclaimed their inactive crude oil and natural gas sites.

In Alberta, changes to the Liability Management Rating Program (the "AB LMR Program") administered by the AER are currently underway. In July 2020, the Government of Alberta announced that the AB LMR Program and associated programs will be replaced by the "Liability Management Framework" (the "AB LMF"). The shift to the AB LMF is being implemented in phases, and began with the release of Directive 088 in December 2021 and was followed by the release of Manual 023: Licensee Life Cycle Management in May 2022. Directive 088 has been and will continue to be subject to periodic updates at the discretion of the AER, the most recent of which was in April 2024. Directive 088 institutes a holistic assessment regime with several different regulatory tools not limited to the current use of security deposits. This holistic regime currently applies to licence transfers and implements the Inventory Reduction Program. Under the Inventory Reduction Program, which became effective on January 1, 2022, all licensees that have liability associated with inactive infrastructure are required to spend a specified amount each year on reclamation activities, or post equivalent security with the AER. Other changes to the requirements of liability management programs may result in significant increases to Strathcona's compliance obligations. The impact and consequences of the Supreme Court of Canada's decision in Orphan Well Association v Grant Thornton Ltd. (also known as the "Redwater" decision) on the AER's rules and policies, lending practices in the crude oil and natural gas sector and on the nature and determination of secured lenders to take enforcement proceedings are expected to evolve as the consequences of the decision are evaluated and considered by regulators, lenders and receivers/trustees. As a result of the decision, the Government of Alberta implemented the Liabilities Management Statutes and Amendment Act, which places the financial burden of a defunct licensee's abandonment and reclamation obligations on the working interest partners of the defunct licensee and may order the AER's Orphan Fund to assume custody of wells or sites without a responsible owner to expedite the cleanup process.

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The Permittee Capability Assessment program was implemented in British Columbia on April 1, 2022, which replaced the prior AB LMR Program. The Permittee Capability Assessment program requires a more holistic assessment of the capabilities of permit holders.

Updates to the Licensee Liability Rating Program in Saskatchewan, which requires a more holistic licensee capability assessment, came into force on January 1, 2023. Saskatchewan has also implemented the Inactive Liability Reduction Program as of January 1, 2023, which requires licensees to retire a certain percentage of their inactive wells or facilities each year.

The licensee capability assessment models being implemented in each of Alberta, British Columbia and Saskatchewan may prevent or interfere with Strathcona's ability to acquire or dispose of assets, as both the vendor and the purchaser of crude oil and natural gas assets must be in compliance with applicable capability criteria (both before and after the transfer of the assets) for the applicable regulatory agency to permit the transfer of such assets, and may be required to provide a potentially significant security deposit to the regulator.

GHG Regulations

Strathcona's exploration and production facilities and other operations and activities emit GHGs, which may subject it to legislation in Canada regulating emissions of GHGs. The direct and indirect costs of the various GHG statutes and regulations, existing and proposed in both Canada and the U.S., including any limits on oil sands emissions and the Canadian federal government's implementation of the Paris Agreement through Canada's GGPPA, the Canadian Net-Zero Emissions Accountability Act, and the Clean Fuel Regulations, could significantly increase operating costs, reduce output or otherwise adversely affect Strathcona's business, operations and financial results. The Government of Canada implemented a national carbon pricing system in 2019 through the GGPPA, which functions as a federal backstop and applies to the extent a province or territory does not implement a carbon pricing system that meets the stringency requirements of the GGPPA. The federal carbon price under the GGPPA was $80/tonne of carbon dioxide equivalent emissions in 2024, rising to $95/tonne of carbon dioxide equivalent emissions in 2025. The price rises by $15/tonne each year until 2030, at which time the carbon price will be $170/tonne.

Provincial statutes and regulations with similar potential impacts include Alberta's Technology Innovation and Emissions Reduction Regulation ("TIER"), Oil Sands Emissions Limits Act, and Renewable Fuels Standard Regulation, British Columbia's Greenhouse Gas Industrial Reporting and Control Act and associated regulations, Climate Change Accountability Act, Renewable and Low Carbon Fuel Requirements Regulation, and Clean Energy Act and Saskatchewan's Management and Reduction of Greenhouse Gases Act. New or additional carbon emission pricing systems, carbon taxes or similar costs could significantly increase operating costs or reduce output. In particular, the federal government has proposed a "hard cap" on oil and gas emissions, which would mandate reductions in total GHG emissions on an absolute basis versus per unit of production. If these proposals were to be ratified, and depending on the details, Strathcona along with other producers, may be forced to curtail production or forgo development of its assets in order to satisfy these requirements. Equipment that meets future GHG emission standards may not be available on an economic basis and other compliance methods to reduce emissions or emissions intensity to future required levels may significantly increase operating costs or reduce the output of Strathcona's projects. Offset credits, emission performance credits or fund credits under TIER or other regulatory GHG emissions compliance regimes in the other provinces in which Strathcona operates may not be available for acquisition or may not be available on an economical basis. Any failure to meet GHG emission reduction compliance obligations may have a material adverse effect on Strathcona's business and result in fines, penalties and the suspension of operations and may impact the public perception of Strathcona's operations.

In December 2023, the Canadian federal government announced plans to implement a national emissions cap-and-trade system for GHG emissions from the oil and gas sector through regulations to be made under the Canadian Environmental Protection Act, 1999 ("CEPA"). The cap-and-trade system, if implemented, is expected to be phased in between 2026 and 2030 and apply to, among other things, all direct GHG emissions from liquified natural gas facilities and upstream oil and gas facilities, including offshore facilities, while also accounting for indirect emissions and emissions that are captured and permanently stored. It is currently proposed that the 2030 emissions cap (which will inform the number of emission allowances issued to regulated facilities) will be set to align 35% below 2019 emission levels. Under the proposed regime, facilities that emit more than the allowances allocated would have some flexibility to compensate for a limited quantity of additional emissions, up to the level of the legal upper bound, which, for 2030, is proposed to be set at approximately 19% below 2019 emission levels. The Canadian federal government has committed to regularly reviewing the emissions cap trajectory, the emissions trading market, and access to compliance flexibilities in setting the allowance level and legal upper bound for the post-2030 period with a view to its long-term objective of achieving net-zero GHG emissions in the oil and gas sector by 2050. Draft regulations for the cap-and-trade system were released for comment on November 9, 2024, with the comment period closing on January 8, 2025. .

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The Canadian federal government has also implemented regulations to reduce methane emissions from the crude oil and natural gas sector. The Regulations Respecting Reduction in the Release of Methane and Certain Volatile Organic Compounds (Upstream Oil and Gas Sector) (Canada) ("Methane Regulation") are designed to achieve a 40% to 45% reduction from 2012 levels by 2025 through requirements for reducing fugitive equipment leaks and venting from well completion and compressors which came into force on January 1, 2020 and restrictions on facility production venting and venting limits for pneumatic equipment which came into force on January 1, 2023. Certain provinces have implemented provincial methane regulations that have been found to be equivalent to federal requirements. In 2021, the Government of Canada announced its intention to impose an additional target to reduce oil and gas methane emissions by at least 75% below 2012 levels by 2030. In December 2023, the Government of Canada published draft amendments to the Methane Regulation under CEPA to facilitate achieving the 75% target reduction. The proposed regulatory amendments relate to venting, flaring, hydrocarbon gas destruction equipment and fugitive emissions, and would come into force between 2027 and 2030. Finalized amendments to the Methane Regulation were initially expected in late 2024, but have not been released as at the date of this AIF.

The federal Clean Fuel Regulations (Canada) require producers and importers of gasoline and diesel to reduce the carbon intensity of these fuels. The carbon intensity reduction requirements took effect as of July 1, 2023 and become more stringent on an annual basis until 2030. The carbon intensity of regulated fuels is determined based on lifecycle carbon emissions, including the carbon emissions associated with the extraction or production of the feedstock used to produce the fuel. These regulations may have a material adverse effect on Strathcona's business as a result of increased costs or decreased demand for Strathcona's products and services.

Future federal legislation, including the implementation of potential international requirements enacted under Canadian law, as well as provincial legislation and emissions reduction requirements, may require the reduction of GHG or other industrial air emissions, or emissions intensity, from Strathcona's operations and facilities. Mandatory emissions reduction requirements may result in increased operating costs and capital expenditures for crude oil and natural gas producers. Strathcona is unable to predict the impact of emissions reduction legislation on Strathcona and it is possible that such legislation may have a material adverse effect on Strathcona's financial condition, results of operations and prospects.

Proposed Import Restrictions

Some foreign jurisdictions, including the State of California, have attempted to introduce carbon fuel standards that require a reduction in life cycle GHG emissions from vehicle fuels. Some standards propose a system to calculate the life cycle of GHG emissions of fuels to permit the identification and use of lower-emitting fuels.

Any foreign import restrictions, including tariffs or other non-tariff trade barriers, or financial penalties imposed on the use of heavy crude oil may restrict the markets in which Strathcona may sell its heavy crude oil and/or result in Strathcona receiving a lower price for such products.

Abandonment and Reclamation Costs

Strathcona will be required to comply with the terms and conditions of environmental and regulatory approvals and all laws and regulations regarding the abandonment of its projects and reclamation of the project lands at the end of their economic life, which will result in substantial abandonment and reclamation costs. Any failure to comply with the terms and conditions of Strathcona's approvals and such legislation and/or regulations may result in the imposition of fines and penalties.

Strathcona estimates its uninflated and undiscounted abandonment and reclamation costs to be approximately $1,040.6 million as of December 31, 2024. In addition, in the future, Strathcona may determine it prudent or be required by applicable laws, regulations or regulatory approvals to establish and fund one or more reclamation funds to provide for payment of future abandonment and reclamation costs. If Strathcona establishes a reclamation fund, its liquidity and cash flows may be adversely affected.

Regulatory Approvals and Compliance for Projects

The construction, operation and decommissioning of Strathcona's projects are and will be conditional upon various environmental and regulatory approvals, permits, leases and licenses issued by governmental authorities, including the approval of provincial regulatory bodies in Alberta, Saskatchewan and British Columbia. There can be no assurance such approvals, permits, leases and licenses will be granted, or, once granted or renewed, that they will subsequently be renewed or will not be cancelled or contain terms and conditions which make Strathcona's projects uneconomic, or cause Strathcona to significantly alter its projects. Further, the construction, operation and decommissioning of Strathcona's projects will be subject to regulatory approvals and statutes and regulations relating to environmental protection and operational safety. There can be no assurance that third parties will not object to the development of such projects during applicable regulatory processes.

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There can be no assurance that legislation that directly or indirectly regulates or affects the crude oil and natural gas industry will not be changed in a manner that will adversely affect Strathcona. Such changes could occur locally, provincially, nationally or internationally in a wide variety of fields, including areas as diverse as derivatives trading, rail transportation, environmental and tax regulation.

Although Strathcona believes that its projects are or will be in general compliance with applicable environmental and safety regulatory approvals, statutes and regulations, risks of substantial costs and liabilities are inherent in thermal oil production operations and there can be no assurance that substantial costs and liabilities will not be incurred or that Strathcona's projects will be permitted to carry on operations. Moreover, it is possible that other developments, such as increasingly strict environmental and safety statutes, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations of the projects, could result in substantial costs and liabilities to Strathcona or delays to or cancellation of Strathcona's other projects.

Regulations on Hydraulic Fracturing

Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate the production of crude oil and natural gas. Specifically, hydraulic fracturing enables the production of commercial quantities of crude oil and natural gas from reservoirs that were previously unproductive. Hydraulic fracturing has featured prominently in recent political, media and activist commentary on the subject of water usage, induced seismicity events and environmental damage. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to limitations or restrictions on development activities, operational delays, increased operating costs, third party or governmental claims, and could increase Strathcona's costs of compliance and operating costs as well as delay the development of crude oil and natural gas resources from the Montney region. Restrictions on hydraulic fracturing could also reduce the amount of crude oil and natural gas that Strathcona is ultimately able to produce from its reserves.

Regulatory Water Use Restrictions and Limited Access to Water

Strathcona undertakes or intends to undertake certain hydraulic fracturing, SAGD, carbon capture and storage and waterflooding programs. To undertake such operations Strathcona requires access to sufficient volumes of water, or other liquids. There is no certainty that Strathcona will have access to the required volumes of water. In addition, in certain areas there may be restrictions on water use for activities such as hydraulic fracturing, SAGD, carbon capture and storage and waterflooding. If Strathcona is unable to access such water it may not be able to undertake hydraulic fracturing, SAGD, carbon capture and storage or waterflooding activities, which may reduce the amount of crude oil and natural gas that Strathcona is ultimately able to produce from its reserves.

Regulations Regarding the Disposal of Fluids

The safe disposal of hydraulic fracturing fluids (including additives) and water recovered from crude oil and natural gas wells is subject to ongoing regulatory review by the federal and provincial governments, including its effect on fresh water supplies and the ability of such water to be recycled, among other things. While it is difficult to predict the impact of any regulations that may be enacted in response to such review, the implementation of stricter regulations may increase Strathcona's costs of compliance.

Additional Regulation and Regulatory Compliance

The crude oil and natural gas industry in Canada operates under Canadian federal, provincial, territorial and municipal legislation and regulations governing such matters as land tenure, lease extensions, Indigenous consultation, prices, royalties, taxes, production rates, environmental protection controls, operating practices, income, the production, transportation, sale and export of crude oil, natural gas and other products, the use of subsurface water, land use, expropriation and other matters. In addition, there are many international rules, regulations and requirements relating to the shipping of crude oil and natural gas products, via land or sea.

Government regulations may be changed from time to time in response to economic or political conditions. The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the thermal oil production industry may have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Other Risks Affecting Strathcona's Business

Operations in a Limited Geographic Area

Strathcona's producing properties are geographically concentrated. As a result, to the extent that demand for and costs of personnel, equipment, power, services, and resources in such geographic areas are high, it could result in a delay or inability

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to secure the personnel, equipment, power, services, and resources. Any delay or inability to secure the personnel, equipment, power, services, and resources could result in crude oil, natural gas and NGLs production volumes being below Strathcona's forecasted production volumes.

As a result of this concentration, Strathcona may be disproportionately exposed to the impact of delays or interruptions of operations or production in these areas caused by external factors such as transportation capacity constraints, governmental regulation, provincial politics, market limitations, supply shortages, or extreme weather-related conditions.

In addition, the effect of fluctuations on supply and demand may become more pronounced within the specific geographic crude oil and natural gas producing areas in which Strathcona's properties are located, which may cause these conditions to occur with greater frequency or magnify the effect of these conditions on Strathcona. Due to the concentrated nature of Strathcona's portfolio of properties, a number of its properties could experience one or more of the same conditions at the same time, resulting in a relatively greater impact on Strathcona's results of operations than they might have on other companies that have a more diversified portfolio of properties. Such conditions could have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Internal Controls

Effective internal controls are necessary for Strathcona to provide reliable financial reports and to help prevent fraud. Although Strathcona has undertaken and will undertake a number of procedures in order to help ensure the reliability of its financial reports, Strathcona cannot be certain that such measures will ensure that it will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Strathcona's results of operations or cause Strathcona to fail to meet its reporting obligations. Additionally, implementing and monitoring effective internal controls can be costly. If Strathcona or its independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce investors' confidence in Strathcona's financial statements.

Cybersecurity

Strathcona uses forms of information technology in its operations and such use creates various cybersecurity threats, including the possibility of security breaches, operational disruptions and the release of non-public information (such as financial data, supplier and customer information and employee information). Although Strathcona has taken various steps to protect itself against such risks and has developed an incident response plan, its efforts may not always be successful, especially because of the rapidly changing nature of such cybersecurity threats. In the event of a cybersecurity incident, Strathcona's operations could be disrupted, resulting in potential loss of customers, violation of laws and additional liabilities to the business.

In addition, Strathcona could be impacted by existing and proposed domestic and international laws and regulations, as well as government policies and practices related to cybersecurity, privacy and data protection. Any data security breach could subject Strathcona to legal claims or proceedings, violation of privacy laws, and/or damage Strathcona's reputation.

Dependence on Key Management and Other Personnel

Strathcona's success depends in large measure on certain key personnel. The loss of the services of such key personnel may have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects. Strathcona does not have any key person insurance in effect. The contributions of the existing management team to Strathcona's immediate and near-term operations are likely to be of central importance and the competition for qualified personnel in the crude oil and natural gas exploration and production industry is intense. In addition, certain of Strathcona's current employees have significant institutional knowledge that must be transferred to other employees prior to their departure from the workforce.

The design, development and construction of, and commencement or continuation of operations (as applicable) at, Strathcona's projects require experienced executive, management and technical personnel and operational employees and contractors with expertise in a wide range of areas. The labour force in Western Canada is limited, and there can be no assurance that all of the required employees and contractors with the necessary expertise will be available. Strathcona's projects will compete with other projects for experienced employees and contractors and such competition may result in increases in compensation paid to such personnel or a lack of qualified personnel. Increased labour costs could have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Conflicts of Interest

Some of Strathcona's directors and officers are engaged and will continue to be engaged in, other activities in the oil and gas industry from time to time, including involvement in or with WEF and Greenfire. Certain limited partnerships comprising WEF hold approximately 56.5% of the issued and outstanding common shares of Greenfire on an undiluted basis. As a result of these and other activities, certain directors and officers of Strathcona may become subject to conflicts of interest from time to

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time. Conflicts of interest, if any, are subject to and governed by procedures prescribed by the ABCA, which provide that in the event that an officer or director is a party to, or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction, such officer or director shall disclose such officer's or director's interest and, with respect to a director, to refrain from voting on any matter in respect of such contract or transaction unless otherwise permitted under the ABCA. Further, the Audit Committee periodically reviews the Company's policies relating to managing conflicts of interest; the Audit Committee also reviews and approves all payments to be made pursuant to any related party transactions involving executive officers and members of the Board or any significant shareholders of the Company.

Changes in Tax Laws and Government Incentive Programs

Income tax laws or government incentive programs relating to the crude oil and natural gas industry, and in particular the thermal oil production industry may in the future be changed or interpreted in a manner that adversely affects Strathcona's result of operations, financial condition or prospects. While Strathcona believes that its tax filing positions are appropriate and supportable, it is possible that tax authorities may: (a) amend tax legislation (or its interpretation of such legislation may change), or (b) successfully challenge Strathcona's interpretation of tax legislation, either of which could expose Strathcona to additional tax liabilities and may affect Strathcona's estimate of current and future income taxes, which could, in turn, have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Estimates and Assumptions in Financial Reporting

In preparing financial statements in conformity with the Accounting Standards, estimates and assumptions are used by management in determining the reported amounts of assets and liabilities, revenues and expenses recognized during the periods presented and disclosures of contingent assets and liabilities known to exist as of the date of the financial statements. These estimates and assumptions must be made because certain information that is used in the preparation of such financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available, or is not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and Strathcona must exercise significant judgment. Estimates may be used in management's assessment of items such as depletion, depreciation and accretion, fair values, useful lives of assets, deferred income taxes, estimates of reserves, derivative financial instruments and decommissioning obligations. Actual results could differ materially from the estimates and assumptions used by Strathcona, which could have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Demand for, and Alternatives to, Petroleum Products

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to crude oil and natural gas, and technological advances in fuel economy and energy generation and storage devices could reduce the demand for crude oil. Strathcona cannot predict the impact of changing demand for crude oil and natural gas products, and any major changes may have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Certain jurisdictions have implemented policies or incentives to decrease the use of fossil fuels and encourage the use of renewable fuel alternatives, which may lessen demand for petroleum products and create downward pressure on commodity prices. Public concerns regarding the impact of crude oil and natural gas development on the environment and climate change have received considerable attention in the media and recent public commentary, and the social value proposition of resource development is being challenged. Additionally, certain pipeline leaks, rail car derailments, major weather events and induced seismicity events have gained media, environmental and other stakeholder attention.

The implementation of future laws and regulations or the modification of existing regulations affecting the crude oil and natural gas industry may be impacted by such increased attention, which could have a material adverse effect on Strathcona's business, financial condition, results of operations, cash flows and prospects. Further, ongoing third party challenges to regulatory decisions or orders have reduced the efficiency of the regulatory regime, and such delays may result in uncertainty and interruption that could have a material adverse effect on Strathcona's business, financial condition, results of operations and prospects.

Modern Slavery Act

On January 1, 2024, the Fighting Against Forced Labour and Child Labour in Supply Chain Act came into force in Canada. Pursuant to the new legislation, any company that is subject to reporting requirements, including Strathcona, is required to conduct certain due diligence on its supply chains and to file an annual report accordingly. While we are currently unaware of any forced or child labour in any of our supply chains, the increased scrutiny on the supply chains of Canadian companies could uncover the risk or existence of forced or child labour in a supply chain to which we have a connection, which could

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negatively impact our reputation. Additionally, due to the fact that the reporting requirements are new and thus there is no existing 'industry standard', the Company may have difficulty gathering sufficient information from suppliers and is at risk of inadvertently preparing a report that is deficient.

Forward-looking Information

Shareholders and prospective investors are cautioned not to place undue reliance on Strathcona's forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Additional information on the risks, assumptions and uncertainties are found under the heading "Forward Looking Information" in this Annual Information Form.

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DIRECTORS AND EXECUTIVE OFFICERS

Directors of the Company

The directors of the Company are elected by the shareholders of the Company at each annual meeting of shareholders. All directors serve until the next annual meeting or until a successor is elected or appointed or until the director is removed at a meeting of shareholders.

The name, jurisdiction of residence, year of appointment and principal occupation for the past five years for each director of the Company are set forth below.

Name and Jurisdiction of Residence	Director Since	Principal Occupation during the Past Five Years

Adam Waterous(1) Executive Chairman of the Board Alberta, Canada	August 2020(2)	Managing Partner & Chief Executive Officer, WEF since December 2016 and Executive Chairman of Greenfire Resources Ltd. since February 2025.

Steve Fagan(3)(5) Vice Chairman of the Board Alberta, Canada	August 2020(2)	Vice Chairman, Strathcona since August 2020, prior thereto President & CEO, Strath from December 2016 to August 2020.

Navjeet (Bob) Singh Dhillon(1)(3)(4) Alberta, Canada	October 2023	Founder, President and Chief Executive Officer, Mainstreet Equity Corp., a publicly traded real estate corporation on the TSX, since 2000.

Cody Church(4)(5) Alberta, Canada	October 2023	Founder and Chief Executive Officer, Clear North Capital, a Calgary-based private equity focused investment group, since 2019; prior thereto Co-Founder and Senior Managing Director, TriWest Capital Partners from 1997 to 2018.

Connie De Ciancio Alberta, Canada	October 2023	Chief Commercial Officer, Strathcona since October 2024; prior thereto Vice President, Corporate, Strathcona from August 2020 to October 2024; prior thereto Vice President, Business Development and Land, Strath from January 2017 to August 2020.

Henry Hager(1) Connecticut, United States	August 2020(2)	Managing Director, WEF since January 2018.

Andrew Kim(4)(5) Ontario, Canada	August 2020(2)	Chief Financial Officer, WEF since December 2016.

David Roosth(3) Texas, United States	October 2024	Managing Director, WEF since March 2018.

Connor Waterous Alberta, Canada	April 2023	Chief Financial Officer, Strathcona since October 2024 and Managing Director, WEF since December 2016; prior thereto Senior Vice President & Chief Financial Officer, Strathcona from April 2023 to October 2024.

(1)	Member of the Nominating Committee. Mr. A. Waterous is the Chair of the Nominating Committee.

(2)	Strathcona was formed on August 14, 2020.

(3)	Member of the Reserves Committee. Mr. Fagan is the Chair of the Reserves Committee.

(4)	Member of the Compensation Committee. Mr. Dhillon is the Chair of the Compensation Committee.

(5)	Member of the Audit Committee. Mr. Church is the Chair of the Audit Committee.

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Officers of the Company

The name, jurisdiction of residence, position held and principal occupation for the past five years for each officer of the Company are set forth below.

Name and Jurisdiction of Residence	Position	Principal Occupation during the Five Preceding Years

Adam Waterous Alberta, Canada	Executive Chairman	Managing Partner & Chief Executive Officer, WEF since December 2016 and Executive Chairman of Greenfire Resources Ltd. since February 2025.

Connor Waterous Alberta, Canada	Chief Financial Officer	Chief Financial Officer, Strathcona since October 2024 and Managing Director, WEF since December 2016; prior thereto Senior Vice President & Chief Financial Officer, Strathcona from April 2023 to October 2024.

Connie De Ciancio Alberta, Canada	Chief Commercial Officer	Chief Commercial Officer, Strathcona since October 2024; prior thereto Vice President, Corporate, Strathcona from August 2020 to October 2024; prior thereto Vice President, Business Development and Land, Strath from January 2017 to August 2020.

Dale Babiak Alberta, Canada	Chief Operating Officer	Chief Operating Officer, Strathcona since October 2024; prior thereto Vice President, Production Operations, Strathcona October 2022 to October 2024; prior thereto Senior Operations Manager – Gas Portfolio and Integrity Services, Strathcona from October 2020 to October 2022; prior thereto Operations – General Manager, Strathcona and Cona from January 2020 to October 2020; prior thereto General Manager, Operations, Pengrowth from July 2015 to January 2020.

Scott Seipert Alberta, Canada	Senior Vice President, Finance	Senior Vice President, Finance, Strathcona since October 2024; prior thereto Vice President, Finance, Strathcona from April 2021 to October 2024; prior thereto Senior Financial Advisor, Strathcona from August 2020 to March 2021; prior thereto Vice President, Finance, Strath from January 2017 to August 2020.

Al Grabas Alberta, Canada	President, SCR Montney	President, SCR Montney since October 2024; prior thereto Vice President, Capital Operations, Strathcona from October 2022 to October 2024; prior thereto Senior Facilities Manager, Strathcona from August 2020 to October 2022; prior thereto Vice President, Production, Strath from June 2017 to August 2020.

Kim Chiu Alberta, Canada	President, SCR Cold Lake	President, SCR Cold Lake since October 2024; prior thereto Manager, Development - Cold Lake Thermal, Strathcona from November 2022 to October 2024; prior thereto Asset Manager, Orion, Strathcona from December 2021 to November 2022; prior thereto Exploitation Manager, Canadian Natural Resources Ltd. from July 2019 to December 2021.

Ryan Tracy Alberta, Canada	President, SCR Lloydminster Thermal	President, SCR Lloydminster Thermal since October 2024; prior thereto Manager, Production - Cold Lake Thermal, Strathcona from August 2022 to October 2024; prior thereto Manager, Production & Completions, Serafina from September 2019 to August 2022.

Seamus Murphy Saskatchewan, Canada	President, SCR Lloydminster Conventional	President, SCR Lloydminster Conventional since October 2024; prior thereto Manager, Operations - Conventional Heavy Oil, Strathcona from November 2022 to October 2024; prior thereto Senior Operations Manager - Heavy Oil Portfolio, Strathcona from September 2020 to November 2022; prior thereto Senior Operations Manager, Cona from January 2018 to September 2020.

Olga Kary Alberta, Canada	Corporate Secretary	Partner at Blake, Cassels & Graydon LLP since 2016.

Common Share Ownership of Directors and Executive Officers

As of February 17, 2025, excluding Common Shares owned by the WEF Shareholders, the current directors and executive officers of Strathcona as a group beneficially own, or control or direct, directly or indirectly, an aggregate of 4,053,939 Common Shares, representing approximately 1.9% of the issued and outstanding Common Shares as of such date.

Mr. A. Waterous is the Managing Partner and Chief Executive Officer of WEF and, accordingly, may be considered to indirectly exercise some degree of control and direction over Common Shares owned by the WEF Shareholders. The WEF Shareholders beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 170,536,718 Common Shares, representing approximately 79.6% of the issued and outstanding Common Shares, and the business and affairs of each WEF Shareholder and WEF General Partners are managed by the WEF Manager, which is owned indirectly and controlled by Mr. A. Waterous.

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below, no director or executive officer of Strathcona is, as at the date of this Annual Information Form, or has been, within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including Strathcona) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days (an "Order"), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as described below, no director or executive officer of Strathcona, or, to the knowledge of Strathcona, a shareholder holding a sufficient number of securities of Strathcona to materially affect the control of the Company, is, as at the date of this Annual Information Form, or has been within 10 years before the date of this Annual Information Form, a director or executive officer of any company (including Strathcona) that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Fagan, Mr. Seipert and Ms. De Ciancio each acted as officers of Mosaic on, or during the 12-months preceding, April 26, 2016, the date on which Mosaic was placed into receivership (the "Receivership Order"). Following the Receivership Order, a sale and solicitation process was undertaken, resulting in three separate transactions, in which, all of Mosaic's oil and gas properties were sold for proceeds sufficient to fully repay the creditors of Mosaic and provide a recovery to the shareholders of Mosaic in the aggregate amount of approximately $160 million.

In connection with a reorganization of Bellatrix Exploration Ltd. ("Bellatrix"), the bondholders of Bellatrix appointed four new directors to the board of directors of Bellatrix in June of 2019, including Mr. Church. On October 2, 2019, an initial order under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") was granted to Bellatrix, whereby PricewaterhouseCoopers Inc. was appointed as Monitor. On July 7, 2020, during the CCAA proceedings, the Alberta Securities Commission issued a cease trade order against Bellatrix as a result of its failure to file interim filings related to the interim period ended March 31, 2020. The remaining directors of Bellatrix resigned on May 25, 2021. The CCAA process formally concluded on September 21, 2022, following a reorganization involving Bellatrix and Spartan Delta Corp.

Mr. Church and a majority of the directors of CatalX CTS Ltd. ("CatalX") resigned from the board of directors on November 27, 2023 following confirmation from CatalX's management that CatalX was no longer a going concern. Subsequently, on December 21, 2023, the Alberta Securities Commission issued an interim cease trade order against CatalX, which was extended on January 5, 2024 until January 5, 2025 on the basis that CatalX contravened section 93.2 of the Securities Act (Alberta) by failing to abide by an undertaking given to the Alberta Securities Commission. On January 19, 2024, the Court of King's Bench of Alberta made an order placing the assets of CatalX into receivership pursuant to the Bankruptcy and Insolvency Act (Alberta) and the matter remains ongoing.

Mr. Church acted as a director and officer of Korite International GP Inc. ("Korite GP"), the general partner of Korite International Limited Partnership ("Korite LP"), on or during the 12-months preceding, September 5, 2024, the date on which Korite GP and Korite LP were placed into receivership by an order of the Court of King's Bench of Alberta pursuant to the Bankruptcy and Insolvency Act (Alberta) in connection with an asset sale transaction with Buffalo Rock Mining Co. Ltd (the "Sale Transaction"). The Sale Transaction was completed on September 9, 2024 and the receivership process formally concluded on September 20, 2024.

No director or executive officer of Strathcona, or, to the knowledge of Strathcona, a shareholder holding a sufficient number of securities of Strathcona to materially affect the control of the Company, has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

No director or executive officer of Strathcona, or, to the knowledge of Strathcona, a shareholder holding a sufficient number of securities of Strathcona to materially affect the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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Conflicts of Interest

There are no existing material conflicts of interest between Strathcona or any subsidiaries of Strathcona and any directors or officers of Strathcona. However, certain directors and officers of Strathcona are engaged, and will continue to be engaged in, other activities in the oil and gas industry from time to time, including the employment by, or other involvement in or with, WEF and certain of the WEF Shareholders. As a result of these and other activities, certain directors and officers of Strathcona may become subject to conflicts of interest from time to time. Directors and officers of Strathcona are required to disclose the existence of potential conflicts in accordance with Strathcona's policies and in accordance with the ABCA.

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AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The written mandate for the audit committee of the Board (the "Audit Committee"), setting out the Audit Committee's responsibilities and composition requirements, is attached as Appendix A to this Annual Information Form.

Composition of the Audit Committee

The Audit Committee is comprised of Messrs. Church (Chair), Fagan and Kim. Messrs. Church and Fagan are both considered independent as such term is set out in National Instrument 52-110 – Audit Committees ("NI 52-110"). Mr. Kim is not considered independent under NI 52-110 due to his relationship with WEF. Strathcona relies on the controlled companies exemption provided under subsection 3.3(2) of NI 52-110 in respect of Mr. Kim's appointment as a member of the Audit Committee, on the basis that the Board has determined in its reasonable judgement that (a) Mr. Kim is able to exercise the impartial judgement necessary to fulfill his responsibilities as a member of the Audit Committee, and (b) the appointment of Mr. Kim to the Audit Committee is in the best interests of Strathcona and its shareholders.

All of the members of the Audit Committee are financially literate within the meaning of NI 52-110.

Relevant Education and Experience of Members of the Audit Committee

Name	Principal Occupation and Biography
Cody Church	Mr. Church has thirty years of experience in the financial markets and is the Founder and Chief Executive Officer of Clear North Capital Partners, a Calgary-based private equity focused investment group, since 2019. Previously, Mr. Church co-founded and served as Senior Managing Director of TriWest Capital Partners (1997 – 2018), where TriWest raised five private equity funds with cumulative capital commitments of over $1.25 billion. Mr. Church has served on the public boards of Edgefront REIT (now called Nexus REIT), Source Energy Services Ltd., Decibel Cannabis Corporation Inc. and Chairs the Boards of a number of private businesses, including POI Business Solutions and Rapid Span Group. Mr. Church was also Vice Chair of the Board of Governors of the University of Calgary and inaugural Chair of the Alberta Indigenous Opportunity Corp (AIOC). Mr. Church holds a Bachelor of Economics from Harvard University.

Andrew Kim	Mr. Kim currently is the Chief Financial Officer of WEF, a role he has served since December 2016. Mr. Kim previously served as President of Crescentwood Capital Corp., Pyxis Capital Inc., HAL Concepts Ltd., Graystone Corporation and as President and Director of Stonington Capital Corporation, CBOC Continental Inc. and Vice President of Finance of Unicorp Energy Corporation. Mr. Kim is a Chartered Public Accountant and holds an Honours Bachelor of Mathematics from the University of Waterloo.

Steve Fagan	Mr. Fagan has devoted his leadership to the start-up and growth of Canadian oil and gas companies through executive and director roles for the past 25 years. In December 2016, Mr. Fagan founded Strath and was President, Chief Executive Officer and Director until its merger with Cona in August 2020 to create Strathcona; Mr. Fagan was an executive officer of the Company until August 2021. Prior thereto, Mr. Fagan was President and Chief Executive Officer of Mosaic, President and Chief Executive Officer of Addison Energy Inc. and held positions at Sequoia Exploration, Inc., Telesis Oil and Gas, and Imperial Oil Limited. Mr. Fagan has an MBA from the Ivey School of Business at Western University, a Bachelor of Commerce from Memorial University of Newfoundland and holds the ICD.D designation from the Canadian Institute of Corporate Directors.

Pre-Approval Policies and Procedures

On an annual basis, the Audit Committee reviews the scope and terms of the external auditor's engagement, including engagement terms, its annual audit plan and proposed fees. The Audit Committee is responsible for overseeing and recommending for Board approval the external auditor to be nominated for appointment by the shareholders of Strathcona and the compensation of the external auditor engaged by Strathcona.

The Audit Committee is also responsible for the pre-approval of all non-audit services to be provided by the external auditor to Strathcona or any of its subsidiaries provided that such services are not prohibited under the Rules of Professional Conduct governing the external auditor. If desired, the Audit Committee may adopt specific pre-approval policies and procedures for the engagement of non-audit services. The Audit Committee may delegate this responsibility to one or more members of the Audit Committee to the extent permitted by applicable law, provided that such member or members present any non-audit services so approved to the Audit Committee at its first scheduled meeting following such approval.

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External Audit Service Fees

Deloitte LLP was appointed as external auditors of Strathcona in September 2022. At the same time, KPMG LLP, former external auditors of Strathcona appointed in September 2020, ceased to be the external auditor of Strathcona.

The following table sets out the fees billed to Strathcona by Deloitte LLP and KPMG LLP in the years ended December 31, 2024 and December 31, 2023.

	2024 ($)		2023 ($)
Item	Deloitte LLP	Deloitte LLP	KPMG LLP	Total
Audit Fees(1)	992,110	643,708	—	643,708
Audit-Related Fees(2)	279,805	231,120	310,300	541,420
Tax Fees(3)	52,206	15,061	—	15,061
All Other Fees(4)	—	290,300	—	290,300
Total	1,324,121	1,180,189	310,300	1,490,489

(1)	"Audit Fees" include the aggregate fees billed for the audit of Strathcona's annual financial statements and review of Strathcona's quarterly financial statements in respect of the applicable financial year.

(2)	"Audit-Related Fees" are for assurance and related services that are reasonably related to the performance of the audit or review of Strathcona's financial statements and are not reported under "Audit Fees" above. Services provided in this category include end of period statement royalty audits for Strathcona's thermal assets.

(3)	"Tax Fees" include the aggregate fees related to tax compliance, tax advice and tax planning.

(4)	"All Other Fees" are fees for products and services provided other than those described as "Audit Fees", "Audit-Related Fees" and "Tax Fees". Costs in this category relate primarily to advice and assistance with respect to Strathcona's completed and proposed financing transactions, including the acquisition of Pipestone pursuant to the Arrangement.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To Strathcona's knowledge, there are no legal proceedings in respect of which Strathcona is or was a party, or in respect of which any of the Company's property is or was the subject during the year ended December 31, 2024, nor are there any such proceedings known by the Company to be contemplated that involve a claim for damages exceeding 10% of the Company’s current assets. In addition, there have not been any: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2024, (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements entered into by the Company before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2024.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below and elsewhere in this Annual Information Form, to the knowledge of the directors and officers of Strathcona, none of the directors or executive officers of Strathcona, nor any person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the voting rights attached to all outstanding Common Shares, nor any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction within the three years before the date of this Annual Information Form which has materially affected or is reasonably expected to materially affect Strathcona or a subsidiary thereof.

WEF Investment Rights Agreement

On October 3, 2023, the WEF Manager, the WEF Shareholders and Strathcona entered into the WEF Investment Rights Agreement, which provides the WEF Manager and the WEF Shareholders with certain rights, including, among other rights, board nomination rights, board observer rights, subscription rights and demand and piggyback registration rights.

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Nomination Rights

The WEF Investment Rights Agreement provides that while the Board consists of nine members, the WEF Manager will have the right to designate: (a) two director nominees for election to the Board for so long as the WEF Investors own or exercise control or direction over 5% or more of the outstanding Common Shares; (b) four director nominees for election to the Board for so long as the WEF Investors exercise control or direction over 30% or more of the outstanding Common Shares; and (c) five director nominees for election to the Board for so long as the WEF Investors exercise control or direction over 50% or more of the outstanding the Common Shares. If the size of the Board is changed, the foregoing rights shall be adjusted accordingly such that the WEF Manager will be entitled to nominate the same percentage of the total number of members on the Board as it is entitled to based on a Board of nine directors.

For so long as the WEF Manager is entitled to have one or more nominees on the Board, the WEF Manager may designate one of the directors to be the chair of the Board, who, until he resigns or is replaced by the WEF Manager with another nominee, shall be Mr. A. Waterous. In addition, for so long as the WEF Manager is entitled to have one or more nominees on the Board, Strathcona will be required to take such action as may be necessary to ensure that at least one of the nominees of the WEF Manager is appointed to each committee of the Board, if and as desired by the WEF Manager from time to time, subject to applicable laws relating to members and the composition of such committees.

Further, for so long as the WEF Manager is entitled to have one or more nominees on the Board, the WEF Manager may appoint a certain number of individuals to attend meetings of the Board (and any committee thereof) as non-voting observers, such that the aggregate number of directors nominated by the WEF Manager and the number of non-voting observers appointed by the WEF Manager will be equal to seven, provided that, notwithstanding the foregoing, for so long as one or more of the initial nominees of the WEF Manager are not affiliated with the WEF Manager or the WEF Investors, the WEF Manager has the right to appoint one additional non-voting observer.

Subscription Rights

Under the WEF Investment Rights Agreement, for so long as the WEF Investors own or exercise control or direction over 5% or more of the outstanding Common Shares, the WEF Investors will have customary subscription rights pursuant to which, in the event of a proposed issuance of Common Shares or other securities convertible or exchangeable into or exercisable for Common Shares to any person other than the WEF Investors, Strathcona will offer to the WEF Investors the right to subscribe for that number of Common Shares (or securities convertible or exchangeable into or exercisable for Common Shares, as the case may be), on the same terms and conditions, including the same subscription or exercise price, as applicable, such that that the WEF Investors may continue to maintain their pro rata equity ownership interest in Strathcona following completion of the proposed issuance of Common Shares or other securities convertible or exchangeable into or exercisable for Common Shares. The subscription rights granted to the WEF Investors are subject to customary exceptions, including the issuance of Common Shares or other securities convertible or exchangeable into or exercisable for Common Shares to Strathcona's directors, officers, employees and consultants, including pursuant to equity incentives plans or share purchase or bonus plans of Strathcona.

Demand Registration Rights

For so long as the WEF Investors own or exercise control or direction over 5% or more of the outstanding Common Shares, the WEF Manager will have the right to require Strathcona to qualify the Common Shares held by the WEF Investors for distribution by way of a secondary offering prospectus (which may include the use of a short form prospectus or base shelf prospectus) prepared in accordance with applicable Canadian securities laws (a "WEF Demand Registration"). Strathcona will be obligated to effect no more than three WEF Demand Registrations in any calendar year, provided, however, that no WEF Demand Registration shall be requested where the aggregate market value of Common Shares to be qualified pursuant to such WEF Demand Registration is less than $100,000,000 (or, if less than $100,000,000, then such Common Shares to be qualified must represent all of the Common Shares then held by WEF Investors).

If the WEF Demand Registration involves an underwritten or agency offering by Strathcona and the lead underwriter(s) or agent(s) advise Strathcona and the WEF Manager that the total number of Common Shares requested to be included in the distribution exceeds the number (the "Maximum Demand Offering Size") which can be sold in an orderly manner in such offering within a price range acceptable to Strathcona and the WEF Manager, each acting reasonably, Strathcona will include in such distribution: (a) first, as many of the WEF Investors' Common Shares subject to the WEF Demand Registration as will not cause the distribution to exceed the Maximum Demand Offering Size, and (b) second, as many of the Common Shares (or other securities) proposed to be qualified for distribution by Strathcona as part of the WEF Demand Registration as will not cause the offering to exceed the Maximum Demand Offering Size.

Strathcona will be responsible for paying all fees and expenses incurred in connection with a WEF Demand Registration to the extent permitted by applicable law, provided that the WEF Manager and the WEF Investors shall pay the fees and expenses of

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their own counsel and the underwriting discounts, commissions and similar fees and transfer taxes applicable to Common Shares held by the WEF Investors included in connection with each WEF Demand Registration.

Piggyback Registration Rights

For so long as the WEF Investors own or exercise control or direction over 5% or more of the outstanding Common Shares, the WEF Manager may request that Strathcona include Common Shares held by the WEF Investors in any qualification or registration of Common Shares by Strathcona or another securityholder of Strathcona under applicable securities laws (a "WEF Piggyback Registration"). Strathcona must cause to be included in the WEF Piggyback Registration all Common Shares that the WEF Manager requests to be included; provided, however, that if a WEF Piggyback Registration is a distribution of securities by Strathcona and the lead underwriter(s) or agent(s) advise Strathcona that the total number of securities requested to be included in the distribution exceeds the number (the "Maximum Piggyback Offering Size") which can be sold in an orderly manner in such offering within a price range acceptable to Strathcona, Strathcona will include in such distribution: (a) first, as many of the Common Shares (or other securities) that Strathcona proposes to sell from treasury as will not cause the distribution to exceed the Maximum Piggyback Offering Size, and (b) second, as many of the WEF Investors' Common Shares requested to be included in such distribution as will not cause the distribution to exceed the Maximum Piggyback Offering Size.

If a WEF Piggyback Registration is to occur in conjunction with a secondary distribution on behalf of another holder or holders of Common Shares or other securities convertible or exchangeable into or exercisable for Common Shares and the lead underwriter(s) or agent(s) advise Strathcona that the total number of securities requested to be included in the distribution exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to such holder or holders, then the number of Common Shares requested to be included by the WEF Manager will be included in such distribution pro rata (based upon each securityholder's (including the WEF Investors') relative security holdings to each other) with the Common Shares (or other securities) requested to be included in such distribution.

The costs and expenses pursuant to the WEF Piggyback Registration will be paid by Strathcona to the extent permitted by applicable law, provided that the WEF Manager and the WEF Investors shall pay the fees and expenses of their own counsel and the underwriting discounts, commissions and similar fees and transfer taxes applicable to Common Shares held by the WEF Investors included in connection with each WEF Piggyback Registration.

Termination

The WEF Investment Rights Agreement will terminate upon the earlier of (a) the written agreement of Strathcona and the WEF Manager to such termination, or (b) at the time that the WEF Investors own, or exercise control or direction over, an aggregate of less than 5% of the outstanding Common Shares over a period of three consecutive months.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The independent auditor of Strathcona is Deloitte LLP, Suite 700, 850 – 2nd Street S.W., Calgary, Alberta, T2P 0R8.

The registrar and transfer agent for the Common Shares is Odyssey Trust Company at its principal offices in Calgary, Alberta.

U.S. Bank National Association at its offices in Dallas, Texas is the trustee for the Senior Notes.

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MATERIAL CONTRACTS

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, that the Company has entered into since January 1, 2024, or has entered into before that time that are still in effect:

•	the Credit Agreement (see "Description of Capital Structure – Credit Facilities – Bank Credit Facilities");

•	the Note Indenture (see "Description of Capital Structure – Senior Notes"); and

•	the WEF Investment Rights Agreement (see "Interests of Management and Others in Material Transactions – WEF Investment Rights Agreement").

Copies of each of the material contracts are available on Strathcona's SEDAR+ profile.

INTERESTS OF EXPERTS

Deloitte LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

McDaniel prepared the McDaniel Report in respect of Strathcona's petroleum and natural gas natural gas reserves a summary of which is contained in this Annual Information Form. McDaniel also prepared estimates of contingent resources attributable to Strathcona's properties, which are set forth in Appendix B to this Annual Information Form. As of the date of the McDaniel Report, the designated professionals of McDaniel, as a group, beneficially owned, directly or indirectly, no outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information regarding Strathcona may be found on the Company's website at www.strathconaresources.com or under Strathcona's profile on SEDAR+ at www.sedarplus.ca. Additional information, including directors' and officers' remuneration and indebtedness and the principal holders of Common Shares, will be contained in the Company's information circular with respect to its 2025 annual meeting of shareholders. Additional financial information relating to the Company is provided in the Financial Statements and the MD&A.

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APPENDIX A

AUDIT COMMITTEE MANDATE

Effective Date: November 13, 2024

1.	Purpose and Scope

The Audit Committee (the "Committee") of Strathcona Resources Ltd. (the "Corporation") is a committee of the Board of Directors (the "Board"). As delegated by the Board, the Committee shall attend to the responsibilities set out in this mandate of the Committee (this "Mandate").

2.	Membership

Number of Members

The Committee shall be composed of three or more members of the Board. The Board may fill vacancies in the Committee by appointment, and if and whenever a vacancy shall exist in the Committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

Independence of Members

Each member of the Committee shall be independent within the meaning of the provisions of National Instrument 52-110 – Audit Committees, as may be amended or replaced from time to time ("NI 52-110"), unless the Board determines that an individual qualifies under an exception contained in NI 52-110.

Term of Members

The members of the Committee shall be appointed by the Board. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board.

Committee Chair

The Board may appoint a chair of the Committee (the "Committee Chair"). If a Committee Chair is not appointed by the Board, the members of the Committee shall designate a Committee Chair by majority vote of the full Committee membership. Notwithstanding any of the foregoing, the Committee Chair must be: (a) a member of the Committee; and (b) independent within the meaning of NI 52-110.

In the absence of the Committee Chair at a meeting of the Committee, the members of the Committee present may appoint a chair from their number for such meeting.

Financial Literacy of Members

At the time of their appointment to the Committee, each member of the Committee shall have, or shall acquire within a reasonable time following appointment to the Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

3.	Meetings

Frequency of Meetings

The Committee shall meet as often as the Committee considers appropriate to fulfill its responsibilities, but in any event at least once per fiscal quarter.

Quorum

No business may be transacted by the Committee at a meeting of the Committee unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum. Members may participate in a meeting of the

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Committee by electronic means, and a member participating in such a meeting by electronic means is deemed to be present at the meeting.

Calling of Meetings

The Committee Chair, any member of the Committee, the Company's external auditor's (the "External Auditors"), the Chair of the Board or the Chief Financial Officer may call a meeting of the Committee by notifying the Company's Corporate Secretary who will notify the members of the Committee.

Minutes; Reporting to the Board

The Corporation's Corporate Secretary shall act as secretary at any meeting of the Committee, unless an alternative secretary is appointed by the Committee (who need not be a member of the Committee). Minutes and other records of meetings and activities of the Committee shall be recorded and maintained in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be circulated to the members of the Board. However, the Committee Chair may report orally to the Board on any matter in their view requiring the immediate attention of the Board.

Attendance of Non-Members

The External Auditors are entitled to receive notice of each Committee meeting and, at the expense of the Company, to attend and be heard at the meeting, and, if so requested by a member of the Committee, shall attend every meeting of the Committee held during the term of office of the External Auditor. In addition, the Committee may invite to a meeting of the Committee any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

At least once per year, the Committee or the Committee Chair is entitled to meet with the internal auditor, if any, and management in separate sessions to discuss matters that the Committee, the Committee Chair or such individuals consider appropriate.

Meetings Without Management and Executive Sessions

The independent directors of the Committee may, at their discretion, hold ad hoc meetings, either during or outside of a meeting of the Committee that are not attended by management or non-independent directors of the Committee.

The Committee may also meet separately, at unscheduled or regularly scheduled meetings or portions of meetings, in executive session or otherwise with each of the External Auditor and management, as the Committee deems appropriate.

Access to Management and Books and Records

The Committee shall have free and unrestricted access at all times, either directly or through its duly appointed representatives, to the Company's management and employees and the books and records of the Company.

4.	Responsibilities

The Committee shall have the responsibilities outlined below as well as any other responsibilities that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these responsibilities, the Committee shall perform the responsibilities required of an audit committee by the Company's governing corporate statute, applicable Canadian securities laws, any exchange upon which securities of the Company are listed, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the "Applicable Requirements") or as the Board otherwise deems necessary or appropriate.

Financial Reports

(a)	General

The Committee is responsible for overseeing the Company's financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company's financial statements and financial disclosures and for the appropriateness of the accounting principles and the financial reporting policies used by the Company. The External Auditors are responsible for auditing the

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annual financial statements of the Company and for reviewing the unaudited interim financial statements of the Company.

(b)	Review of Annual Financial Reports

The Committee shall review the annual audited financial statements of the Company, the auditors' report thereon and the related management's discussion and analysis of the Company's financial condition and financial performance ("MD&A"). After completing its review, if advisable, the Committee shall approve and recommend the annual financial statements and the related MD&A for Board approval.

(c)	Review of Interim Financial Reports

The Committee shall review the interim financial statements of the Company, the auditors' review report thereon, if any, and the related MD&A. After completing its review, if advisable, the Committee shall approve and recommend the interim financial statements and the related MD&A for Board approval.

(d)	Review Considerations

In conducting its review of the annual financial statements or the interim financial statements, the Committee shall:

(i)	meet with management and the External Auditors to discuss the financial statements and related MD&A;

(ii)	review the disclosures in the financial statements and the related MD&A and earnings press release before the Company publicly discloses such information;

(iii)	review the audit report or interim review report, if any, thereon prepared by the External Auditors;

(iv)	discuss with management, the External Auditors and legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements unless such matter has been dealt with at the Board level;

(v)	review the Company's critical accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi)	consider the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

(vii)	review management's process for formulating sensitive accounting estimates and the reasonableness of these estimates;

(viii)	review significant recorded and unrecorded audit adjustments;

(ix)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under applicable generally accepted accounting principles ("GAAP");

(x)	review any material financial outlooks and future-oriented financial information before the Company publicly discloses such information;

(xi)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(xii)	inquire at least annually of both the Company's management, accounting group and the Company's auditors as to whether either has any concerns relative to the quality or aggressiveness of management's accounting policies;

(xiii)	review with management any significant changes in GAAP, as well as emerging accounting and auditing issues, and their potential effects;

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(xiv)	review any material financial outlooks and future-oriented financial information before the Company publicly discloses such information;

(xv)	review with management matters that may have a material effect on the financial statements;

(xvi)	review management's report on the effectiveness of internal controls over financial reporting;

(xvii)	review the factors identified by management as factors that may affect future financial results;

(xviii)	review results of the Audit Committee's whistleblower hotline program, if any; and

(xix)	review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Committee under accounting policies, auditing standards or Applicable Requirements.

External Auditors

(a)	General

The Committee shall be directly responsible for oversight of the work of the External Auditors, including the External Auditors' work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work. When a change of External Auditors is proposed, the Committee shall review all issues related to the change, including the information required to be disclosed by applicable legal requirements and the planned steps for an orderly

(b)	Nomination and Compensation

The Committee shall review and, if advisable, recommend for Board approval the External Auditors to be nominated for appointment by the shareholders of the Company and the compensation of such External Auditors. The Committee shall have ultimate authority to approve all audit engagement terms, including the External Auditors' audit plan.

(c)	Resolution of Disagreements

The Committee shall assess the effectiveness of the working relationship of the External Auditors with management and resolve any disagreements between management and the External Auditors as to financial reporting matters brought to its attention.

The Committee shall review all reportable events, including disagreements, unresolved issues and consultations with the External Auditors, whether or not there is to be a change of External Auditors, and receive and review all reports prepared by the External Auditors.

(d)	Discussions with External Auditors

At least annually, the Committee shall discuss with the External Auditors such matters as are required by applicable auditing standards to be discussed by the External Auditors with the Committee.

(e)	Audit Plan

At least annually, the Committee shall review a summary of the External Auditors' annual audit plan. The Committee shall consider and review with the External Auditors any material changes to the scope of the plan.

(f)	Independence of External Auditors

At least annually, and before the External Auditors issue their report on the annual financial statements of the Company, the Committee shall obtain from the External Auditors a formal written statement describing all relationships between the External Auditors and the Company; discuss with the External Auditors any disclosed relationships or services that may affect the objectivity and independence of the External Auditors; and obtain written confirmation from the External Auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute

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or order of chartered accountants to which the External Auditors belong and other Applicable Requirements. The Committee shall take appropriate action to oversee the independence of the External Auditors.

(g)	Evaluation of Lead Partner

At least annually, the Committee shall review the qualifications and performance of the lead partner(s) of the External Auditors and determine whether it is appropriate to adopt a policy of rotating lead partners of the External Auditors.

(h)	Requirement for Pre-Approval of Non-Audit Services

The Committee shall approve in advance any and all audit services and permissible non-audit services to be performed by the External Auditors for the Company or its subsidiary entities that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures, and adopt and implement policies for such pre-approval. The Committee shall consider the impact of such service and fees on the independence of the External Auditors. The Committee may delegate pre-approval authority to a member of the Committee, provided that the decisions of any member of the Committee to whom this authority has been delegated must be presented to the full Committee at its next scheduled Committee meeting.

(i)	Approval of Hiring Policies

The Committee shall review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former External Auditors of the Company.

Internal Auditors and Financial Executives

(a)	Internal Auditor

The Committee shall periodically review, assess, and consider the approval of the creation and the mandate, plan, budget and staffing of an internal audit department. The Committee shall direct management of the Company to make changes it deems advisable in respect of the internal audit function. The Committee shall review the appointment, performance and replacement of a senior internal auditing executive and the activities, organization structure and qualifications of the persons responsible for such internal audit function.

(b)	Financial Executives

The Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the compensation committee of the Board, as appropriate.

Internal Controls

(a)	General

The Committee shall review the Company's system of internal controls.

(b)	Establishment, Review and Approval

The Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall periodically consider and review with management and the External Auditors:

(xx)	the adequacy of the procedures in place for the Company's disclosure of financial information extracted or derived from the Company's financial statements;

(xxi)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions;

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(xxii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;

(xxiii)	any material issues raised by any inquiry or investigation by the Company's regulators;

(xxiv)	the Company's fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(xxv)	any related significant issues and recommendations of the External Auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

Risk Management

The Committee shall be responsible for overseeing management's identification and assessment of the principal risks to the operations of the Company and the establishment and management of appropriate systems to manage such risks with a view to achieving a proper balance between risks incurred and potential return to holders of securities of the Company and to the long-term viability of the Company. In this regard, the Committee shall require management to report at least annually to the Committee, and the Committee shall review such reports provided by management and report to the board at least annually, on the principal risks associated with the Company's business and operations (including, but not limited to, risks related to information security, as well as environmental, social and governance matters), the implementation by management of appropriate systems to identify, assess, manage and mitigate these risks, and the operation of, and any material deficiencies in, these systems.

Compliance with Legal and Regulatory Requirements

The Committee shall review reports from the Company's Corporate Secretary and other management members on: (a) legal or compliance matters that may have a material impact on the Company; (b) the effectiveness of the Company's compliance policies; and (c) any material communications received from regulators. The Committee shall review management's evaluation of and representations relating to compliance with specific applicable laws and guidance, and management's plans to remediate any deficiencies identified.

Whistleblower Procedures

The Committee shall establish procedures for: (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Any such complaints or concerns that are received shall be reviewed by the Committee and Lead Director and, if the Committee and Lead Director determines that the matter requires further investigation, it will direct the Lead Director to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the Company's legal counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company's disclosure documents.

Delegation

The Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee or any member of the Committee to review any matter within this Mandate as the Committee deems appropriate.

5.	Conflicts of Interest

The Committee, in consultation with the Lead Director, shall review the Company's policies relating to the avoidance of conflicts of interest and review and approve all payments to be made pursuant to any related party transactions involving executive officers and members of the Board or any significant shareholders of the Company, as may be necessary or

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desirable under the Applicable Requirements. The Committee shall consider the results of any review of these policies and procedures by the External Auditors.

6.	Outside Advisors

The Committee shall have the authority to seek, retain and terminate external accounting, legal, consulting or other advisors from a source independent of management, at the expense of the Company, with notice to either the Chair of the Board, the Lead Director of the Board or the Company's Chief Financial Officer, as deemed appropriate by the Committee, to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors. The Corporation shall provide appropriate funding, as determined by the Committee, for the services of these advisors.

7.	No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the committees of the Board assist the Board in directing the affairs of the Company. While it should be interpreted in the context of all Applicable Requirements, as well as in the context of the Company's constating documents, it is not intended to establish any legally binding obligations.

8.	Mandate Review

The Committee shall periodically review and assess the adequacy of this Mandate and recommend any proposed changes to this Mandate to the Board for consideration.

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APPENDIX B

CONTINGENT RESOURCES INFORMATION

NOTE TO READER REGARDING DISCLOSURE OF CONTINGENT RESOURCES INFORMATION

McDaniel has evaluated Strathcona's contingent resources attributable to its Tucker Lake, Lindbergh and Orion properties located within the Cold Lake Area; Bellis, Cactus Lake, Court, Druid, Winter, Miscellaneous, Edam, Meota East and Glenbogie properties located in the Lloydminster Area; and Grande Prairie, Groundbirch and Kakwa properties located in the Montney Area; and such evaluation is reflected in the contingent resources report dated effective December 31, 2024 and with a preparation date of March 4, 2025 (the "McDaniel Contingent Resources Report"). All of Strathcona's contingent resources have been evaluated in accordance with NI 51-101 and all such evaluations were prepared using the price forecast which is an equal weighted average of the price forecasts of McDaniel, GLJ and Sproule as at January 1, 2025. See "Statement of Reserves Data and Other Oil and Gas Information – Forecast Prices and Costs" in this Annual Information Form.

The following sections and tables summarize, as at December 31, 2024, Strathcona's "best estimate" (as defined below) contingent resources, including risked and unrisked contingent resource volumes and risked and unrisked net present value of future net revenue of contingent resources in development pending project maturity sub-class, pre-development study, established technology, together with certain information, estimates and assumptions associated with such estimates. The data contained in the tables is a summary of the evaluations, and as a result the tables may contain slightly different numbers than the evaluations themselves due to rounding. Additionally, the columns and rows in the tables may not add due to rounding.

All estimates of future net revenues are stated prior to provision for interest and general and administrative expenses and after deduction of royalties and estimated future capital expenditures, and are presented both before and after deducting income taxes.

The estimated future net revenue to be derived from the production of the contingent resources set out in this Appendix B is based on the price forecast which is an equal weighted average of the price forecasts of McDaniel, GLJ and Sproule as at January 1, 2025, and the inflation and exchange rate assumptions set forth under "Statement of Reserves Data and Other Oil and Gas Information – Forecast Prices and Costs" in this Annual Information Form.

It should not be assumed that the summary of risked and unrisked net present value of estimated future cash flows shown in the tables below is representative of the fair market value of the contingent resources. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and contingent resources estimates of Strathcona's contingent resources provided herein are estimates only. Actual resources may be greater than or less than the estimates provided herein. Readers should review the definitions and information contained below.

Contingent Resources Categories and Levels of Certainty for Reported Resources

In this Appendix B, Strathcona has disclosed estimated volumes of economic "contingent resources" which relate to Strathcona's interests in its properties located in Alberta, Saskatchewan and British Columbia.

"resources" are petroleum quantities that originally existed on or within the earth's crust in naturally occurring accumulations, including discovered and undiscovered (recoverable and unrecoverable) plus quantities already produced.

"contingent resources" are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as "contingent resources" the estimated discovered recoverable quantities associated with a project in the early project stage. Contingent resources are further classified in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status.

"Economic" contingent resources are those resources that are currently economically recoverable based on the price forecast which is an equal weighted average of the price forecasts of McDaniel, GLJ and Sproule as at January 1, 2025. The economic contingent resources estimates in this Appendix B are presented as the "best estimate" of the quantity that will actually be recovered, meaning that it is equally likely that the actual remaining quantities recovered will be greater or less than

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the "best estimate", and if probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the "best estimate".

"risked" means that the applicable volumes or revenues have been adjusted for the probability of loss or failure in accordance with the COGE Handbook.

"unrisked" means that the applicable volumes or revenues have not been adjusted for the probability of loss or failure in accordance with the COGE Handbook.

Resources and contingent resources do not constitute, and should not be confused with, reserves. See "Statement of Reserves Data and Other Oil and Gas Information – Summary of Oil and Gas Reserves Data" in this Annual Information Form.

Contingent Resources – Development Status

Contingent resources may be divided into the following project maturity sub-classes:

"development pending" resources sub-class is assigned to contingent resources for a particular project where resolution of the final conditions for development is being actively pursued (there is a high chance of development) and the project is expected to be developed in a reasonable timeframe;

"development on hold" resources sub-class is assigned to contingent resources for a particular project where there is a reasonable chance of development, but there are major non-technical contingencies to be resolved that are usually beyond the control of the operator;

"development unclarified" resources are those for which additional information is being acquired;

"development not viable" resources are those where no further data acquisition or evaluation is currently planned and there is a low chance of development.

Strathcona's contingent resources fall into the "development pending" sub-class.

Contingent Resources – Technology Status

Recovery technology and the recovery technology status descriptions are required in order to assign contingent resources as described below.

"established technology" is a recovery method that has been proven to be successful in commercial applications in the subject reservoir and is a prerequisite for assigning reserves.

"technology under development" is a recovery process that has been determined to be technically viable via field test and is being further field tested to determine its economic viability in the subject reservoir. Contingent resources may be assigned if the project provides information that is sufficient and of a quality to meet the requirements for this resource class.

"experimental technology" is a technology that is being field tested to determine the technical viability of applying a recovery process to unrecoverable discovered petroleum initially in-place in a subject reservoir. It cannot be used to assign any class of recoverable resource.

Strathcona's contingent resources fall into the "established technology" sub-class.

Contingent Resources – Economic Status

A portion of contingent resources may be associated with projects that are economically viable but have not satisfied all requirements for commerciality. Accordingly, it may be desirable to sub-classify contingent resources by economic status.

"economic contingent resources" are those contingent resources that are currently economically recoverable.

"sub-economic contingent resources" are those contingent resources that are not currently economically recoverable.

Strathcona's contingent resources fall into the "economic contingent resources" sub-class.

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Contingent Resources Data

The following tables set forth the "best estimate" of gross and net risked and unrisked contingent resources volumes and risked and unrisked net present value of future net revenue attributable to Strathcona's contingent resources in the development pending project maturity sub-class, at December 31, 2024, using forecast price and cost cases. An estimate of risked and unrisked net present value of future net revenue of contingent resources is preliminary in nature and is provided to assist the reader in reaching an opinion on the merit and likelihood of Strathcona proceeding with the required investment. It includes contingent resources that are considered too uncertain with respect to the chance of development to be classified as reserves. There is uncertainty that the risked and unrisked net present value of future net revenue will be realized.

Summary of Risked Oil and Gas
Contingent Resources (Forecast Prices and Costs)(1)
As of December 31, 2024

	Light & Medium Crude Oil		Heavy Crude Oil		Bitumen		Conventional Natural Gas (Associated & Non-Associated Gas)		Conventional Natural Gas (Solution Gas)(1)
Project Maturity Sub-Class	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)
Development Pending	762	565	71,398	67,325	247,462	157,197	1,860,183	1,611,504	12,013	10,320

	Natural Gas Liquids		Total Oil Equivalent
Project Maturity Sub-Class	Gross (Mbbl)	Net (Mbbl)	Gross (Mboe)	Net (Mboe)
Development Pending	150,142	122,156	781,796	617,546

(1)	There is uncertainty that it will be commercially viable to produce any portion of the contingent resources.

Risked Net Present Value of Future Net Revenue
Contingent Resources (Forecast Prices and Costs)
As of December 31, 2024

	Risked Net Present Value of Future Net Revenue Before Deducting Income Taxes Discounted at (%/Year)
Project Maturity Sub-Class	0%	5%	10% (in $ millions)	15%	20%
Development Pending	12,808	3,388	1,072	385	147

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Summary of Unrisked Oil and Gas
Contingent Resources (Forecast Prices and Costs)(1)
As of December 31, 2024

	Light & Medium Crude Oil		Heavy Crude Oil		Bitumen		Conventional Natural Gas (Associated & Non-Associated Gas)		Conventional Natural Gas (Solution Gas)(1)
Project Maturity Sub-Class	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)
Development Pending	952	706	87,025	82,092	309,345	196,776	2,285,499	1,980,625	14,462	12,406

	Natural Gas Liquids		Total Oil Equivalent
Project Maturity Sub-Class	Gross (Mbbl)	Net (Mbbl)	Gross (Mboe)	Net (Mboe)
Development Pending	187,677	152,695	968,325	764,441

(1)	There is uncertainty that it will be commercially viable to produce any portion of the contingent resources.

Unrisked Net Present Value of Future Net Revenue
Contingent Resources (Forecast Prices and Costs)
As of December 31, 2024

	Unrisked Net Present Value of Future Net Revenue Before Deducting Income Taxes Discounted at (%/Year)
Project Maturity Sub-Class	0%	5%	10% (in $ millions)	15%	20%
Development Pending	15,857	4,164	1,303	460	170

Project Characterization

Cold Lake Segment

Strathcona operates three producing assets in the Cold Lake region of Alberta: Lindbergh, Orion and Tucker. The assets are developed with a combination of well pairs and infill wells utilizing SAGD technology to produce bitumen from the Clearwater, Lloydminster, Colony, and Upper Grand Rapid formations. Contingent resources have been assigned to all three properties.

The contingent resources included within this segment are additional wells within areas that have already been assigned reserves as discussed earlier. No additional thermal facilities have been assumed outside of those already included within the reserves evaluation.

Lloydminster Segment

The Lloydminster Segment includes a combination of conventional heavy oil and thermal operations, primarily located in southwest Saskatchewan. Strathcona's core conventional assets within its Lloydminster Segment are Cactus Lake and Greater Bodo. The conventional heavy oil assets utilize polymer flood technology and conventional horizontal primary well technology. Strathcona also owns and operates three thermal operating assets as part of the Lloydminster Segment which utilize SAGD technology: Edam, Meota, and Plover Lake. These assets produce from the Lloyd, Waseca, and Colony formations.

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The contingent resources included within this segment are additional wells within areas that have already been assigned reserves as discussed earlier. In regards to the thermal heavy oil properties, contingent resources have been assigned to the Edam, Meota East and Glenbogie properties. No additional thermal facilities have been assumed outside of those already included within the reserves evaluation. In regards to the conventional heavy oil properties, contingent resources have been assigned to the Bellis, Cactus Lake, Court, Druid, Winter and Miscellaneous. No additional infrastructure has been assumed outside of what was included in the reserves evaluation.

Montney Segment

Strathcona operates three primary assets in Canada's Montney basin: Kakwa, Grande Prairie and Groundbirch. The Kakwa and Grande Prairie regions in northwest Alberta are characterized by natural gas production with significant associated liquids, while the Groundbirch region in northeast British Columbia is characterized by high rate, dry gas production. The assets in the Montney Segment are developed utilizing extended reach horizontal wells and multi-stage fracturing technologies. No additional infrastructure has been assumed outside of what was included in the reserves evaluation.

The following table summarizes the project maturity sub-class in each of the regional areas.

Region	Project Maturity Sub-Class	Evaluation Scenario Status	Capital to Reach Commercial Production (Unrisked) ($ millions)	Timing of First Commercial Production	Recovery Technology (Established)
Cold Lake	Development Pending	Pre-development(1)	552	2042-2063	SAGD/CSS
Montney	Development Pending	Pre-development(1)	184	2030-2035	Horizontal Multi Stage Fractured
Lloydminster	Development Pending	Pre-development(1)	210	2026-2050	SAGD/Polymer Flood/Horizontal Conventional

(1)	A "pre-development" study is an intermediate step in the development of a project evaluation scenario. The amount of information that is available for the reservoir of interest is greater than for a conceptual study. In particular, the petroleum initially in place has been reasonably well defined and the remaining uncertainty lies largely in the recovery factor and the economic viability.

Chance of Development

The following table sets forth the numeric value of the chance of development risk for the contingent resources associated with Strathcona's interests in the Cold Lake, Montney and Lloydminster areas for the development pending project maturity sub-class.

Area	Chance of Development (%)
Cold Lake	80
Montney	81
Lloydminster	82

As per the method of quantifying the chance of development in COGE Handbook Volume 2, section 2; the chance of commerciality equals the chance of development multiplied by the chance of discovery. All Strathcona's contingent resource are considered discovered; therefore, the chance of development equals the chance of commerciality.

Contingencies preventing the contingent resource from being classified as reserves include: (a) regulatory application submission and approvals; (b) further delineation; (c) firm development plans and corporate commitment to develop resource; and (d) development timeline beyond what is already assigned as undeveloped reserves.

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APPENDIX C

REPORT ON RESERVES DATA AND CONTINGENT RESOURCES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Strathcona Resources Ltd. ("Strathcona"):

1.	We have evaluated Strathcona's reserves data and contingent resources data as at December 31, 2024. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2024, estimated using forecast prices and costs. The contingent resources data are risked estimates of volume of contingent resources and related risked net present value of future net revenue as at December 31, 2024, estimated using forecast prices and costs.

2.	The reserves data and contingent resources data are the responsibility of Strathcona's management. Our responsibility is to express an opinion on the reserves data and contingent resources data based on our evaluation.

3.	We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data and contingent resources data are free of material misstatement. An evaluation also includes assessing whether the reserves data and contingent resources data are in accordance with principles and definitions presented in the COGE Handbook.

5.	The following table sets forth the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of Strathcona evaluated for the year ended December 31, 2024, and identifies the respective portions thereof that we have evaluated and reviewed and reported on to Strathcona's board of directors:

	Effective Date of	Location	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate) ($ millions)
Independent Qualified Reserves Evaluator or Auditor	Evaluation or Review Report	of Reserves	Audited	Evaluated	Reviewed	Total
McDaniel & Associates Consultants Ltd.	December 31, 2024	Canada	—	21,997	—	21,997

6.	The following table sets forth the risked volume and risked net present value of future net revenue of contingent resources (before deduction of income taxes) attributed to contingent resources, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in Strathcona's statement prepared in accordance with Form 51-101F1 and identifies the respective portions of the contingent resources that we have audited and evaluated and reported on to Strathcona's board of directors:

			Location of		Risked Economic Net Present Value of Future Net Revenue (before income taxes, 10% discount rate) ($ millions)
Classification	Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation or Review Report	Resources Other than Reserves	Risked Volume (MMboe)	Audited	Evaluated	Total
Development Pending Contingent Resources (2C)	McDaniel & Associates Consultants Ltd.	December 31, 2024	Canada	782	—	1,072	1,072

7.	In our opinion, the reserves data and contingent resources data, respectively, evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data and contingent resources data that we reviewed but did not audit or evaluate.

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8.	We have no responsibility to update our reports referred to in paragraphs 5 and 6 for events and circumstances occurring after the respective effective dates of our reports.

9.	Because the reserves data and contingent resources data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ Brian R. Hamm
Brian R. Hamm, P. Eng
President & CEO

Calgary, Alberta, Canada
March 4, 2025

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APPENDIX D

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Strathcona Resources Ltd. ("Strathcona") are responsible for the preparation and disclosure of information with respect to Strathcona's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data and includes other information such as contingent resources data.

An independent qualified reserves evaluator has evaluated Strathcona's reserves data and contingent resources data. The report of the independent qualified reserves evaluator is presented as Appendix C to this Annual Information Form.

The Reserves Committee of the Board of Directors of Strathcona has:

(a)	reviewed Strathcona's procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data and contingent resources data with management and the independent qualified reserves evaluator.

The Reserves Committee of the Board of Directors of Strathcona has reviewed Strathcona's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors of Strathcona has, on the recommendation of the Reserves Committee, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data, contingent resources data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data and contingent resources data; and

(c)	the content and filing of this report.

Because the reserves data and contingent resources data are based on judgments regarding future events, actual results will vary and the variations may be material.

/s/ Adam Waterous	/s/ Dale Babiak
Adam Waterous Executive Chairman, certifying in the capacity of Chief Executive Officer	Dale Babiak Chief Operating Officer
/s/ Steve Fagan	/s/ Navjeet Singh Dhillon
Steve Fagan Director	Navjeet Singh Dhillon Director

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